Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

By and Among

LOCKE BUYER, LLC,

LOCKE MERGER SUB, INC.

and

TABULA RASA HEALTHCARE, INC.

Dated as of August 5, 2023

Page

ARTICLE I

The Merger

SECTION 1.01.	The Merger	2
SECTION 1.02.	Closing	2
SECTION 1.03.	Effective Time	3
SECTION 1.04.	Effects of the Merger	3
SECTION 1.05.	Certificate of Incorporation and Bylaws of the Surviving Corporation	3
SECTION 1.06.	Directors and Officers of the Surviving Corporation	3

ARTICLE II

Effect of the Merger on Capital Stock; Exchange of Certificates;
Equity-Based Incentive Awards; and Convertible Notes Hedge Options and Warrants

ARTICLE III

Representations and Warranties of the Company

(continued)

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

ARTICLE V

Additional Covenants and Agreements

(continued)
Page

ARTICLE VI

Conditions to the Merger

SECTION 6.01.	Conditions to Each Party’s Obligation To Effect the Merger	68
SECTION 6.02.	Conditions to the Obligations of Parent and Merger Sub	68
SECTION 6.03.	Conditions to the Obligations of the Company	69

ARTICLE VII

Termination

SECTION 7.01.	Termination	70
SECTION 7.02.	Effect of Termination	72
SECTION 7.03.	Termination Fee	72

ARTICLE VIII

Miscellaneous

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of August 5, 2023 (this “Agreement”), is by and among Locke Buyer, LLC, a Delaware limited liability company (“Parent”), Locke Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Tabula Rasa HealthCare, Inc., a Delaware corporation (the “Company”).  Certain capitalized terms used in this Agreement are defined in Section 8.12.

WHEREAS, the parties intend that, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent, and pursuant to the Merger each share of the common stock, par value $0.0001 per share, of the Company (“Company Common Stock”) (other than (i) shares of Company Common Stock canceled pursuant to Section 2.01(b) and (ii) Appraisal Shares, which shall be treated in accordance with Section 2.08) will be converted into the right to receive the Merger Consideration;

WHEREAS, the Board of Directors of the Company has unanimously (i) determined that it is advisable and fair to, and in the best interests of, the Company and the stockholders of the Company, and declared it advisable, that the Company enter into this Agreement and consummate the transactions contemplated hereby, (ii) adopted resolutions approving and declaring the advisability of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (iii) adopted resolutions recommending that the stockholders of the Company entitled to vote adopt this Agreement (this clause (iii), the “Company Board Recommendation”) and (iv) directed that this Agreement and the transactions contemplated hereby be submitted to the stockholders of the Company entitled to vote for adoption;

WHEREAS, the sole member of Parent has (i) duly authorized and approved the execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the Transactions and (ii) declared this Agreement advisable;

WHEREAS, the Board of Directors of Merger Sub has unanimously (i) determined that it is in the best interests of Merger Sub and the stockholders of Merger Sub, and declared it advisable, that Merger Sub enter into this Agreement and consummate the Transactions, (ii) adopted resolutions approving and declaring the advisability of this Agreement and the consummation of the Transactions, including the Merger, (iii) adopted resolutions recommending that the stockholders of Merger Sub entitled to vote adopt this Agreement and (iv) directed that this Agreement and the Transactions be submitted to the stockholders of Merger Sub entitled to vote for adoption;

WHEREAS, Parent, in its capacity as sole stockholder of Merger Sub, will approve and adopt this Agreement and the consummation by Merger Sub of the Transactions by written consent immediately following the execution of this Agreement (the “Merger Sub Stockholder Approval”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of Nautic Partners VIII, L.P., Nautic Partners VIII-A, L.P., Nautic Partners IX, L.P., Nautic Partners IX-A, L.P. and Nautic CarepathRx Co-Invest, L.P. (each individually, an “Equity Commitment Party”, and collectively, the “Equity Commitment Parties”), has entered into and delivered an Equity Commitment Letter;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, each Equity Commitment Party (in such capacity, a “Guarantor”, and collectively, the “Guarantors”) has entered into and delivered a Guarantee with respect to certain obligations of Parent and Merger Sub under this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent and Merger Sub’s willingness to enter into this Agreement, certain stockholders of the Company are entering into a support agreement, dated as of the date of this Agreement (the “Support Agreement”), pursuant to which each such stockholder is agreeing to, among other things, support and vote for the transactions contemplated hereby and be bound by certain other covenants and agreements contained therein; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:

ARTICLE I

The Merger

SECTION 1.01.  The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger.  The Company, as the surviving corporation after the Merger, is hereinafter referred to as the “Surviving Corporation”.

SECTION 1.02.  Closing.  The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (New York City time) on the third Business Day following the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019 or remotely by exchange of documents and signatures (or their electronic counterparts), unless another date, time or place is agreed to in writing by Parent and the Company; provided, that the Closing shall not occur before 75 days following the date hereof without the prior written consent of Parent.  The date on which the Closing occurs is herein referred to as the “Closing Date”.

SECTION 1.03.  Effective Time.  Subject to the provisions of this Agreement, concurrently with the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “Certificate of Merger”), and shall make all other filings, recordings or publications required under the DGCL in connection with the Merger.  The Merger shall become effective at the time that the Certificate of Merger is filed with the Secretary of State of the State of Delaware (the “Secretary of State of Delaware”) or, to the extent permitted by applicable Law, at such later time as is agreed to by the parties hereto in writing prior to the filing of such Certificate of Merger and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

SECTION 1.04.  Effects of the Merger.  The Merger shall have the effects provided in this Agreement and as set forth in the applicable provisions, including Section 259, of the DGCL.

SECTION 1.05.  Certificate of Incorporation and Bylaws of the Surviving Corporation.  (a)  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any Company Common Stock or any shares of capital stock of Merger Sub, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated to read in its entirety as set forth on Exhibit A hereto, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended in accordance with applicable Law and the certificate of incorporation and bylaws of the Surviving Corporation (and subject to Section 5.06).

(b)  Subject to Section 5.06, the parties shall take the actions necessary so that, at the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name, until thereafter amended in accordance with applicable Law and the certificate of incorporation and bylaws of the Surviving Corporation (and subject to Section 5.06).

SECTION 1.06.  Directors and Officers of the Surviving Corporation.  (a)  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

(b)  The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

ARTICLE II

Effect of the Merger on Capital Stock; Exchange of Certificates;
Equity-Based Incentive Awards; and Convertible Notes Hedge Options and Warrants

SECTION 2.01.  Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(a)  Capital Shares of Merger Sub.  Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)  Cancelation of Certain Shares.  All shares of Company Common Stock that are held by the Company as treasury shares immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.  All shares of Company Common Stock then held by Parent or Merger Sub shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c)  Conversion of Company Common Stock.  Each share of Company Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than (i) shares of Company Common Stock to be canceled in accordance with Section 2.01(b) and (ii) Appraisal Shares, which shall be treated in accordance with Section 2.08) shall be converted automatically into and shall thereafter represent only the right to receive an amount in cash equal to $10.50 per share, without interest (the “Merger Consideration”).  As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Share Certificate”) or non-certificated shares of Company Common Stock held in book-entry form (each, a “Book-Entry Share”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor.

SECTION 2.02.  Exchange Matters.  (a)  Paying Agent.  Prior to the Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment of the Merger Consideration in accordance with this Article II and, in connection therewith, prior to the Closing Date shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company; provided, that Equiniti shall be a reasonably acceptable Paying Agent with respect to the Company.  At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent an amount in cash sufficient to pay the aggregate Merger Consideration (other than any payments contemplated by Section 2.04) (such cash being hereinafter referred to as the “Exchange Fund”).  Pending its disbursement in accordance with this Section 2.02, the Exchange Fund shall be held in a non-interest bearing account maintained by the Paying Agent.  Parent shall or shall cause the Surviving Corporation to promptly replace or restore the cash deposited in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make all payments of Merger Consideration in accordance herewith.  No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of shares of Company Common Stock to receive the Merger Consideration as provided herein.

(b)  Payment Procedures.

(i) As promptly as practicable after the Effective Time (but in no event more than four Business Days thereafter), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a holder of a Share Certificate or Book-Entry Shares not held, directly or indirectly, through The Depository Trust Company (“DTC”) (other than a Share Certificate representing (A) shares of Company Common Stock to be canceled in accordance with Section 2.01(b) or (B) Appraisal Shares, which shall be treated in accordance with Section 2.08) (x) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Share Certificates or such Book-Entry Shares, as applicable, shall pass, only upon delivery of the Share Certificates (or affidavits in lieu thereof in accordance with Section 2.02(d)) to the Paying Agent or, in the case of such Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and which shall be in such form and shall have such other customary provisions as Parent and the Company may reasonably agree prior to the Closing Date) and (y) instructions for use in effecting the surrender of the Share Certificates or Book-Entry Shares to the Paying Agent, as applicable, in exchange for payment of the Merger Consideration as provided in Section 2.01(c).

(ii) Upon delivery of a letter of transmittal, duly completed and validly executed in accordance with such letter’s instructions and procedures (and such other customary documents as may be required pursuant to such instructions or as may reasonably be required by the Paying Agent), and either (A) the surrender to the Paying Agent of Share Certificates (or affidavits in lieu thereof in accordance with Section 2.02(d)) or (B) the transfer of Book-Entry Shares not held through DTC, by book receipt of an “agent’s message” in customary form by the Paying Agent in connection with the surrender of Book-Entry Shares (or such other reasonable evidence, if any, of surrender with respect to such Book-Entry Shares as the Paying Agent may reasonably request), in each case as contemplated in subsection (i) of this Section 2.02(b), the holder of such Share Certificates or Book-Entry Shares shall be entitled to receive, in exchange therefor and subject to the other provisions of this Article II, the Merger Consideration for each share of Company Common Stock formerly represented by such Share Certificates or Book-Entry Shares, and the Share Certificates and Book-Entry Shares so surrendered shall forthwith be canceled.  Until surrendered as contemplated by this Section 2.02, each Share Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II.

(iii) The Persons who were, at the Effective Time, holders of Book-Entry Shares (other than (i) shares of Company Common Stock to be canceled in accordance with Section 2.01(b) or (ii) Appraisal Shares, which shall be treated in accordance with Section 2.08) held, directly or indirectly, through DTC shall not be required to deliver a Share Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Section 2.02. With respect to such Book-Entry Shares held, directly or indirectly, through DTC, Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC, DTC’s nominees and such other necessary third-party intermediaries to ensure that the Paying Agent will transmit to DTC or its nominees as promptly as practicable after the Effective

Time, upon surrender of Book-Entry Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC, DTC’s nominees and such other necessary third-party intermediaries, the aggregate Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger pursuant to, and subject to the provisions of, this Section 2.02.

(iv) If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Share Certificate is registered, Parent may cause the Paying Agent to pay the Merger Consideration to such Person only if such Share Certificate (if applicable) is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence to the reasonable satisfaction of the Paying Agent that any applicable transfer or similar Taxes required by reason of payment of the Merger Consideration to a Person other than the registered holder of such Share Certificate have been paid or are not applicable.  Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Persons in whose name such Book-Entry Shares are registered in the stock transfer records of the Company.

(c)  Transfer Books; No Further Ownership Rights.  The Merger Consideration paid in respect of the shares of Company Common Stock in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all ownership rights in such common stock, and at the Effective Time, the transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of the shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Law.  Subject to the last sentence of Section 2.02(e), if, at any time after the Effective Time, Share Certificates or Book-Entry Shares are presented to the Surviving Corporation, for any reason, they shall be canceled and exchanged as provided in this Article II.

(d)  Lost, Stolen or Destroyed Certificates.  If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Share Certificate, the applicable aggregate Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Share Certificate as contemplated by, and subject to the provisions of, this Article II.

(e)  Termination of Exchange Fund.  At any time following the first anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) which has not been disbursed to holders of Share Certificates or Book-Entry Shares who have not complied with this Article II as of such time, and thereafter such holders shall be entitled to look only to Parent and the Surviving Corporation, as applicable, for, and Parent and the Surviving

Corporation shall remain liable for, payment of their claims for the Merger Consideration pursuant to the provisions of this Article II.  Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(f)  No Liability.  Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Merger Consideration properly delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar Law.  Any amounts remaining unclaimed by holders of Company Common Stock immediately prior to the time at which such amounts would otherwise escheat to, or become the property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of any claims or interest of any Person previously entitled thereto.

(g)  Withholding.  Each of Parent, Merger Sub, the Company, the Surviving Corporation, the Paying Agent and their respective Affiliates shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld under applicable Tax Law.  To the extent that amounts are so deducted or withheld and paid over to the relevant Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

SECTION 2.03.  Treatment of Equity-Based Awards.  Except as otherwise agreed in writing by Parent and a holder of an Equity Based Award, the Equity Based Awards will be treated as follows:

(a)  Each restricted stock unit with respect to Company Common Stock granted under an Equity Plan or otherwise that is subject solely to time-based vesting conditions (each, a “Company RSU”) and outstanding immediately prior to the Effective Time (and to the extent not a Vested Company RSU or Director RSU) shall, as of the Effective Time, without any action on the part of any Person, vest and be canceled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, an amount in cash, without interest and subject to applicable withholding Taxes, equal to the product, rounded to the nearest cent, of (i) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time and (ii) the Merger Consideration (the “Company RSU Consideration”).

(b)  Each Company RSU outstanding immediately prior to the Effective Time that is (i) vested as of immediately prior to the Effective Time (but not yet settled) or that automatically vests as a result of the Transactions in accordance with its terms and without the exercise of any discretion (each, a “Vested Company RSU”) or (ii) held by a current or former non-employee director of the Company, whether vested or unvested as of immediately prior to the Effective Time (each, a “Director RSU”), shall, as of the Effective Time, without any action on the part of any Person, be canceled, and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, an amount in cash, without interest and subject to applicable withholding Taxes, equal to the product, rounded to the nearest cent, of

(i) the number of shares of Company Common Stock subject to such Vested Company RSU or Director RSU, as applicable, immediately prior to the Effective Time and (ii) the Merger Consideration (the “Vested Company RSU Consideration” or “Director RSU Consideration”, respectively); provided that, with respect to any Vested Company RSU or Director RSU that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Equity Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(c)  Each restricted stock unit with respect to Company Common Stock granted under an Equity Plan or otherwise that (i) was granted subject to both performance-based and time-based vesting conditions (each, a “Company PSU”), (ii) is outstanding immediately prior to the Effective Time and (iii) is vested as of immediately prior to the Effective Time (but not yet settled) or that automatically vests as a result of the Transactions in accordance with its terms and without the exercise of any discretion (each Company PSU that satisfies clauses (i) through (iii), a “Vested Company PSU”) shall, as of the Effective Time, without any action on the part of any Person, be canceled, and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, an amount in cash, without interest and subject to applicable withholding Taxes, equal to the product, rounded to the nearest cent, of (A) the number of shares of Company Common Stock subject to such Vested Company PSU immediately prior to the Effective Time (based on the number of shares of Company Common Stock subject to such Vested Company PSU that is vested or that automatically becomes vested as a result of the Transactions in accordance with the terms of the Vested Company PSU and without the exercise of any discretion) and (B) the Merger Consideration (the “Vested Company PSU Consideration”); provided, that, for clarity, any portion of a Company PSU that does not constitute a Vested Company PSU shall be forfeited in accordance with its terms and canceled for no consideration.

(d)  Each option to purchase shares of Company Common Stock granted under an Equity Plan or otherwise (each, a “Company Stock Option”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall, as of the Effective Time, without any action on the part of any Person, be canceled, and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, an amount in cash, without interest and subject to applicable withholding Taxes, equal to the product of (i) the number of shares of Company Common Stock for which such Company Stock Option has not then been exercised and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Option (the “Company Stock Option Consideration”); provided, that any such Company Stock Option with an exercise price per share of Company Common Stock that is equal to or greater than the Merger Consideration shall be canceled for no consideration and without further action on the part of any Person.

(e)  Each outstanding share of Company Common Stock that is subject to vesting, repurchase or forfeiture (each, a “Restricted Share”) and that remains subject to such condition as of immediately prior to the Effective Time shall, as of the Effective Time, without any action on the part of any Person, be canceled, and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump sum cash payment, without interest and subject to applicable withholding Taxes, in an amount equal to the Merger Consideration (the “Restricted Share Consideration”).

SECTION 2.04.  Payments with Respect to Equity-Based Awards.  (a)  As promptly as reasonably practicable following the Effective Time, but in no event later than the first regularly scheduled payroll date following, but at least five Business Days after, the Effective Time, the applicable former holders of Company RSUs, Vested Company RSUs, Director RSUs, Vested Company PSUs, Company Stock Options and Restricted Shares will receive payment from the Surviving Corporation or any of its Subsidiaries through their respective payroll systems (or, in the case of amounts that are not considered wages subject to withholding for applicable Tax purposes, their standard accounts payable procedures) of the Company RSU Consideration, Vested Company RSU Consideration, Director RSU Consideration, Vested Company PSU Consideration, Company Stock Option Consideration or Restricted Share Consideration, as applicable, in respect of the applicable Equity-Based Awards in accordance with Section 2.03.

(b)  The Company will take all action necessary to (i) give effect to Section 2.03 (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act), and (ii) ensure that, as of the Effective Time, the Equity Plans terminate and no holder of an Equity-Based Award or any participant in any Equity Plan or any other Company Plan shall have any rights to acquire, or other rights in respect of, the shares or securities of the Company, the Surviving Corporation or any Subsidiary of the Company or Surviving Corporation, except as specifically provided under this Agreement.

SECTION 2.05.  Company ESPP.  Prior to the Effective Time, the Company will take all actions necessary to (a) cause the then-current offer period under the Company’s 2021 Employee Stock Purchase Plan (the “Company ESPP”) that is in effect on the date of this Agreement to end and to be terminated promptly, and no later than five Business Days following the date hereof, (b) with respect to the then-current offer period, provide that no existing participant will be permitted to increase his or her rate of deductions and purchases or make separate non-payroll contributions to the Company ESPP, and to provide that no new individuals will be permitted to enroll in the Company ESPP, in each case, following the date of this Agreement, (c) cause each participant’s accumulated payroll deductions to be used to purchase shares of Company Common Stock in accordance with the terms of the Company ESPP as of one Business Day prior to the date on which the Effective Time occurs (with any participant’s accumulated payroll deductions that are not applied to the purchase of shares of Company Common Stock returned to the participant), and (d) terminate the Company ESPP effective immediately prior to the Effective Time.  Shares of Company Common Stock purchased in accordance with the immediately preceding sentence shall be treated the same as all other shares of Company Common Stock in accordance with Section 2.01(c).

SECTION 2.06.  Treatment of Convertible Notes Hedge Options and Warrants.  The parties agree that the Convertible Notes Hedge Options and Convertible Notes Warrants will be treated in accordance with Section 5.15(b).

SECTION 2.07.  Adjustments.  If between the date hereof and the Effective Time, the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock split, reverse share split, dividend (including any dividend or other distribution of securities convertible into shares of Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change, the Merger Consideration and any other amounts payable pursuant to this Article II shall be equitably adjusted to reflect such stock split, reverse share split, dividend (including any dividend or other distribution of securities convertible into shares of Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change.

SECTION 2.08.  Appraisal Rights.  (a)  Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares of Company Common Stock pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(c), but instead shall be canceled and shall represent the right to receive only those rights provided under Section 262 of the DGCL; provided, however, that if any such Person shall (i) fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or (ii) if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then the right of such Person to receive those rights under Section 262 of the DGCL shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and shall represent only the right to receive, the Merger Consideration as provided in Section 2.01(c), without interest thereon.

(b)  The Company shall give prompt written notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock (and any withdrawals or attempted withdrawals of such demands) as well as copies of any instruments, notices or demands served pursuant Section 262 of the DGCL.  Parent shall have the right to participate in and, after the Effective Time, direct all negotiations and Actions with respect to such demands and notices.  Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands or notices of dissent, waive any failure to timely deliver a written demand for appraisal under the DGCL, approve any withdrawal of any such demands or propose or otherwise agree to do any of the foregoing.  Parent shall not, except with the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), require the Company to make any payment with respect to any demands for appraisal or notices of dissent or offer to settle or settle any such demands or notices.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that, except as (A) set forth in the confidential disclosure letter delivered by the Company to Parent and Merger Sub concurrently with or prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information, item or matter set forth in one section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement (x) to which there is a cross-reference to such information, item or matter or (y) to the extent that it is reasonably apparent based upon the face of such disclosure that such information, item or matter is applicable to such other section or subsection); provided, however, that only items disclosed in Sections 3.02(a), 3.02(b), 3.02(d), 3.06(b) and 3.06(c) of the Company Disclosure Letter shall be deemed disclosed with respect to Section 3.02(a), 3.02(b), 3.02(d), 3.06(b) and 3.06(c), respectively; or (B) disclosed in any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC from and after January 1, 2021 by the Company and publicly available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system prior to the execution of this Agreement (the “Filed SEC Documents”), other than in any disclosures in any such Filed SEC Document contained in the “Risk Factors”, “Special Note Regarding Forward-Looking Statements” and “Quantitative and Qualitative Disclosures About Market Risk” sections thereof or under similarly titled captions or sections thereof or other similarly cautionary, forward-looking or predictive statements in such Filed SEC Documents; provided, that, nothing in the Filed SEC Documents shall be deemed to be disclosures against Section 3.01(a), Section 3.02, Section 3.03, Section 3.06(b) or Section 3.06(c):

SECTION 3.01.  Organization; Standing.  (a)  The Company is a corporation duly organized and validly existing under the Laws of the State of Delaware, is in good standing with the Secretary of State of Delaware and has all requisite corporate power and corporate authority necessary to carry on its business as it is now being conducted and to own, lease and operate its assets and properties, except (other than with respect to the Company’s due organization and valid existence) as would not, individually or in the aggregate, have a Material Adverse Effect.  The Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect.  True and complete copies of the Company Charter Documents are included in the Filed SEC Documents.

(b)  Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization, has all requisite organizational power and authority necessary to carry on its business as it is now being conducted and is duly licensed or qualified to do business and to own, lease and operate its assets and properties, and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so organized, existing and in good standing, have such power or authority or be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect.  True and complete copies of the organizational documents of each of the Company’s Subsidiaries have been made available to Parent prior to the date hereof.  No Subsidiary of the Company is in violation in any material respect of its organizational documents.

SECTION 3.02.  Capitalization.  (a)  The authorized shares of the Company consist of 100,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $0.0001 per share (“Company Preferred Stock”), of which 100,000 shares were designated Series A Junior Participating Preferred Stock (the “Series A Preferred Stock”), which were issuable upon exercise of the preferred share purchase rights (the “Company Rights”) pursuant to the Rights Agreement, dated July 25, 2022, by and between the Company and American Stock Transfer & Trust Company, LLC (the “Shareholder Rights Agreement”).  The Company Rights and the Shareholder Rights Agreement expired in accordance with their terms at the close of business on July 25, 2023.  At the close of business on July 28, 2023 (the “Capitalization Date”), 27,054,536 shares of Company Common Stock were issued and outstanding (including 1,442,472 Restricted Shares).  As of the date of this Agreement, no shares of Company Preferred Stock were issued or outstanding.  As of the Capitalization Date, (1) 4,646,393 shares of Company Common Stock were reserved and available for issuance upon exercise of the Convertible Notes Warrants, (2) 4,646,393 shares of Company Common Stock were reserved and available for issuance upon conversion of the 2026 Convertible Notes, (3) 4,021,521 shares of Company Common Stock were reserved and available for issuance pursuant to the Equity Plans, of which amount (A) 911,649 shares of Company Common Stock were subject to outstanding Company RSUs, (B) 2,122,793 shares of Company Common Stock were subject to outstanding Company PSUs (assuming attainment of the maximum level of performance) or 1,123,838 shares of Company Common Stock were subject to outstanding Company PSUs (assuming attainment of the target level of performance), (C) 793,973 shares of Company Common Stock were subject to outstanding Company Stock Options (with a weighted average exercise price of $32.46 per share), of which 35,934 shares of Company Common Stock were subject to outstanding Company Stock Options with an exercise price per share less than the amount of the Merger Consideration and (4) 480,097 shares of Company Common Stock were reserved and available for purchase under the Company ESPP.  From the Capitalization Date through the date hereof, neither the Company nor any of its Subsidiaries has issued any Company Securities (as defined below) other than, in each case, pursuant to a conversion of the 2026 Convertible Notes in accordance with the terms of the 2026 Convertible Notes Indenture, the exercise of the Convertible Notes Warrants in accordance with their terms, the lapsing of forfeiture conditions with respect to Restricted Shares, the vesting or settlement of Company RSUs or Company PSUs, the exercise of Company Stock Options, the operation of the Company ESPP or the forfeiture of, or withholding of Taxes with respect to, Company RSUs, Company PSUs, Restricted Shares, Company Stock Options or the operation of the Company ESPP, in each case, in accordance with their terms and, if applicable, the terms of the applicable Equity Plan and corresponding award agreement thereunder (in each case, as in effect on, and in the forms provided to Parent prior to, the date hereof).  All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any shares of Company Common Stock.

(b)  Except as described in Section 3.02(a), as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants, stock appreciation rights, “phantom” stock rights, profit participation or similar equity-based rights or other commitments, Contracts or agreements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, the Company (the items in clauses (i), (ii), (iii) and (iv) being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities.  Other than the Equity Plans and the Company ESPP (in each case, including award or offering agreements or arrangements thereunder), the 2026 Convertible Notes, the Convertible Notes Warrants and the Convertible Notes Hedge Options, there are no outstanding agreements of any kind that obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities (other than pursuant to the forfeiture of, or withholding of Taxes with respect to, Restricted Shares, Company RSUs, Company PSUs and Company Stock Options), or obligate the Company to grant, extend or enter into any such agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities.  No direct or indirect Subsidiary of the Company owns any shares of Company Common Stock.  None of the Company or any Subsidiary of the Company is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities.  The Company Common Stock is the only class of Company Securities registered under the Exchange Act.

(c)  All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary are owned directly or indirectly, beneficially and of record, by the Company or its Subsidiaries free and clear of all Encumbrances and transfer restrictions, except for Encumbrances and transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) or other applicable securities Laws (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other equity or voting interests).  Each outstanding share of capital stock of each Subsidiary is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights, and there are no subscriptions, options, warrants, rights, calls, Contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other equity or voting interests of any Subsidiary, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Subsidiary.

(d)  Section 3.02(d) of the Company Disclosure Letter sets forth, as of the Capitalization Date, a complete and accurate list of each outstanding Equity-Based Award granted under an Equity Plan (including all binding commitments or promises to grant any award under any Equity Plan) and: (i) the name of the Equity Plan pursuant to which such Equity‑Based Award was granted, (ii) the name and/or employee identification number of the holder of such Equity-Based Award, (iii) the type of Equity-Based Award and the number of shares of Company Common Stock subject to such outstanding Equity-Based Award (with the number of shares of Company Common Stock subject to Company PSUs disclosed assuming attainment of the target level of performance), (iv) if applicable, the exercise price, purchase price or similar pricing of such Equity‑Based Award, (v) the date on which such Equity‑Based Award was granted or issued, (vi) the vesting schedule, and the extent to which such Equity-Based Award is vested and/or exercisable (as applicable) as of the Capitalization Date, and (vii) with respect to any Company Stock Option, the expiration date, the exercise or purchase price per share, whether an “early exercise” feature is available (and, if so, whether and the extent to which such Company Stock Option (or any portion thereof) was “early exercised”) and whether the same is an “incentive stock option” (as defined in the Code) or a non-qualified stock option.

(e)  Each outstanding Company Stock Option has an exercise price per share of Company Common Stock that is equal to or greater than the fair market value of a share of Company Common Stock on the grant date of such Company Stock Option, determined in accordance with Section 409A of the Code, as applicable.  Each outstanding Company Stock Option characterized by the Company as an “incentive stock option” within the meaning of Section 422 of the Code complies with all of the applicable requirements of Section 422 of the Code.  No outstanding Company Stock Option has had its exercise date or grant date “back-dated” or materially delayed.  Each outstanding Company Stock Option, Company RSU (including each Director RSU), Company PSU and Restricted Share was granted in accordance in all material respects with applicable Law and the applicable Equity Plan and corresponding award agreement thereunder.  The Company has made available to Parent true and complete copies of all of the Equity Plans and the forms of award agreements for all outstanding Equity-Based Awards, and all Equity-Based Awards are evidenced by award agreements in substantially the forms made available to Parent, and no such Equity-Based Award is subject to terms that are different in any material respect from those set forth in such forms of award agreements.

(f)  Section 3.02(f) of the Company Disclosure Letter contains a true, correct and complete list as of the date hereof of all indebtedness for borrowed money of the Company and its Subsidiaries in excess of $1,000,000 in principal amount and identifies for each item of indebtedness, the outstanding principal and the accrued but unpaid interest thereunder as of the date of this Agreement.  No bonds, debentures, notes or other indebtedness has the right to vote on any matters on which stockholders may vote of the Company or any of its Subsidiaries are outstanding.

SECTION 3.03.  Authority; Noncontravention.  (a)  The Company has all necessary corporate power and corporate authority to execute and deliver this Agreement and to perform its obligations hereunder and, assuming the representations and warranties set forth in Section 4.12 [Ownership of Equity of the Company] are true and correct and, subject to the receipt of the Company Stockholder Approval, to consummate the Merger Transactions.  The execution, delivery and performance by the Company of this Agreement, and, assuming the representations and warranties set forth in Section 4.12 [Ownership of Equity of the Company] are true and correct, the consummation by it of the Merger Transactions, have been duly authorized by its Board of Directors and, except for obtaining the Company Stockholder Approval and filing the Certificate of Merger with the Secretary of State of Delaware pursuant to the DGCL, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Merger Transactions.  This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (clauses (i) and (ii), collectively, the “Bankruptcy and Equity Exception”).

(b)  The Board of Directors of the Company, at a meeting duly called and held, unanimously (i) determined that it is advisable and fair to, and in the best interests of, the Company and the stockholders of the Company, and declared it advisable, that the Company enter into this Agreement and consummate the transactions contemplated hereby, (ii) adopted resolutions approving and declaring the advisability of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (iii) adopted resolutions making the Company Board Recommendation and (iv) directed that this Agreement and the transactions contemplated hereby be submitted to the stockholders of the Company entitled to vote for adoption.

(c)  Assuming the representations and warranties set forth in Section 4.12 [Ownership of Equity of the Company] are true and correct, the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”), at the Company Stockholders’ Meeting or any adjournment or postponement thereof, are the only votes of the holders of any class or series of shares of the Company necessary to adopt this Agreement and approve the Merger Transactions.

(d)  Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Merger Transactions, nor performance or compliance by the Company with any of the terms or provisions hereof, will (i) subject to the receipt of the Company Stockholder Approval, conflict with or violate any provision of (A) the Company Charter Documents or (B) any similar organizational documents of any of the Company’s Subsidiaries or (ii) assuming that the consents, approvals, filings, licenses, permits, authorizations, declarations, notifications and registrations referred to in Section 3.04 and the Company Stockholder Approval are obtained prior to the Effective Time and the filings referred to in Section 3.04 are made and any waiting periods thereunder have terminated or expired prior to the Effective Time, (w) violate any Law or Judgment applicable to the Company or any of its Subsidiaries, (x) violate or constitute a default under (with or without notice or lapse of time or both) any of the terms or provisions of any Material Contract, Company Lease or material Permit or give rise to any right to terminate, cancel, amend, modify or accelerate the Company’s or, if applicable, any of its Subsidiaries’ rights or obligations under any such Material Contract, Company Lease or material Permit, (y) give rise to any right of first refusal, preemptive right, tag-along right, transfer right or similar right of any third party to a Contract to which the Company or any of its Subsidiaries is bound, or (z) result in the creation of any Encumbrance (other than a Permitted Encumbrance) on any properties or assets of the Company or any of its Subsidiaries, except, in the case of clause (ii), as would not, individually or in the aggregate, have a Material Adverse Effect.

SECTION 3.04.  Governmental Approvals.  Except for (i) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), including the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement relating to the Company Stockholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”), (ii) compliance with the rules and regulations of the NASDAQ Global Market (“NASDAQ”), (iii) the filing of the Certificate of Merger with the Secretary of State of Delaware pursuant to the DGCL, (iv) filings required under, and compliance with other applicable requirements of the HSR Act or any other Antitrust Laws, (v) the consents, approvals, authorizations, filings, registrations or notifications set forth in Section 3.04 of the Company Disclosure Letter and (vi) compliance with any applicable state securities or blue sky laws, no consent, approval, license, permit, waiver, clearance, order or authorization of, or filing, declaration, notification or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Merger Transactions, other than such other consents, waivers, clearances, orders, approvals, licenses, permits, authorizations, filings, declarations, notifications or registrations that, if not obtained, made or given, would not, individually or in the aggregate, have a Material Adverse Effect.

SECTION 3.05.  Company SEC Documents; Undisclosed Liabilities.  (a)  The Company has timely filed or furnished, as applicable, with the SEC all material reports, certifications, prospectuses, amendments, schedules, forms, statements and other documents required to be filed by the Company with, or furnished by the Company to, the SEC pursuant to the Securities Act or the Exchange Act since January 1, 2021 (collectively, the “Company SEC Documents”).  As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing or furnishing dates or, if amended or supplemented prior to the date hereof, the date of the filing of such amendment or supplement, with respect to the portions that are amended (in the case of all other Company SEC Documents), the Company SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended or supplemented prior to the date hereof, the date of the filing of such amendment or supplement, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Company has made available to Parent all comment letters and all material correspondence between the SEC, on the one hand, and the Company, on the other hand, from January 1, 2021 to the date of this Agreement, in each case, to the extent not set forth in the Company SEC Documents, publicly available on the SEC’s website.  As of the date hereof, there are no material outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents filed or furnished by the Company with the SEC and, as of the date hereof, to the Company’s Knowledge, none of the Company SEC Documents is the subject of ongoing SEC review.  The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(b)  The consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents, as of their respective dates of filing with the SEC (or, if such Company SEC Documents were amended or supplemented prior to the date hereof, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein), (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared (A) from the books and records of the Company and its consolidated Subsidiaries and (B) in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be specifically indicated in the notes thereto) and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated statements of operations and consolidated statements of cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year‑end adjustments permitted by GAAP, none of which has been or would be, individually or in the aggregate, reasonably expected to be material to the Company and its consolidated Subsidiaries, taken as a whole).

(c)  Neither the Company nor any of its consolidated Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent or otherwise), except liabilities (i) reflected or reserved against on the face of the consolidated balance sheet (or specifically indicated in the notes thereto) of the Company as of March 31, 2023 (the “Balance Sheet Date”) included in the Filed SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business, (iii) as contemplated by this Agreement or otherwise incurred in connection with the Transactions or (iv) as would not, individually or in the aggregate, have a Material Adverse Effect.

(d)  The Company has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and that are designed to provide reasonable assurances regarding the reliability of financial reporting for the Company and its consolidated Subsidiaries.  From January 1, 2021 to the date hereof, neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm has identified or been made aware of (i) “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls over financial reporting which would reasonably be expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated in all respects, or (ii) any fraud, whether or not material, that involved management or other employees of the Company or any of its Subsidiaries who have a significant role in the Company’s internal control over financial reporting.

(e)  The Proxy Statement (including any amendment or supplement thereto), at the time first sent or given to the stockholders of the Company and at the time of the Company Stockholders’ Meeting, will comply as to form in all material respects with the requirements of the Exchange Act and the applicable rules and regulations thereunder and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent, Merger Sub or any Representatives thereof for inclusion or incorporation by reference in the Proxy Statement.

(f)  There are no off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K (or similar Contracts where the purpose is to avoid disclosure of any material transaction involving the Company) that have not been so described in the Company SEC Documents.

SECTION 3.06.  Absence of Certain Changes.

(a)  From the Balance Sheet Date through the date of this Agreement, except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement, the business of the Company and its Subsidiaries has been carried on and conducted in all material respects in the ordinary course of business.

(b)  Since the Balance Sheet Date, there has not been any Material Adverse Effect.

(c)  From the Balance Sheet Date through the date of this Agreement, the Company and its Subsidiaries have not taken any action that, if taken after the date hereof, would constitute a breach of, or otherwise require the consent of Parent under, any of the covenants set forth in clauses (ii) [redemptions/repurchases of equity interests], (iii) [payment of dividends and distributions], (iv) [splits, subdivisions and reclassifications of equity interests], (vi) [hedging transactions], (vii) [loans and advances], (viii) [sales/dispositions], (ix) [transfers of Company Intellectual Property], (xi) [acquisitions], (xiii) [accounting changes], (xvi) [settlements], (xx) [employee layoffs] or (xxi) [capital expenditures] of Section 5.01(b) (or Section 5.01(b)(xxiii) with respect to any of the foregoing).

SECTION 3.07.  Legal Proceedings.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, there is no, and since January 1, 2022, there have not been any, (a) pending or, to the Knowledge of the Company, threatened legal or administrative proceeding, claim, charge, complaint, audit, inquiry, litigation, suit, investigation, arbitration or action (each, an “Action”) by or against the Company or any of its Subsidiaries or any of their respective directors or officers (in their capacity as such), or (b) outstanding order, judgment, injunction, ruling, writ, award or decree of any Governmental Authority (each, a “Judgment”) imposed upon the Company or any of its Subsidiaries, in each case, by or before any Governmental Authority.  As of the date hereof, there is no Action to which the Company or any of its Subsidiaries is a party pending or, to the Knowledge of the Company, threatened in writing seeking to prevent or materially delay, interfere with or hinder the Merger Transactions.

SECTION 3.08.  Compliance with Laws; Permits.  (a)  The Company and each of its Subsidiaries are, and have been since January 1, 2021, (i) in compliance with all local, foreign, state or federal laws (including common law), statutes, ordinances, codes, rules, acts, orders and regulations (“Laws”) or Judgments applicable to the Company or any of its Subsidiaries, and (ii) have not received from any Governmental Authority any written or, to the Knowledge of the Company, oral notice or communication of any non-compliance with any such Laws or Judgments, and to the Knowledge of the Company no investigation or review with respect to such by any Governmental Authority is on-going, except, in each case, as would not, individually or in the aggregate, have a Material Adverse Effect.

(b)  The Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, consents, registrations, approvals and authorizations from Governmental Authorities (collectively, “Permits”) necessary for the lawful conduct of their respective businesses as currently conducted, each of which is, and to the extent necessary for the lawful conduct of their respective businesses as conducted from time to time since January 1, 2021 has been, in full force and effect, except where the failure to hold the same or to so be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect.  The Company and each of its Subsidiaries is in material compliance with its Permits.  Neither the Company nor any of its Subsidiaries is, nor since January 1, 2021 has been, in material default or violation of any Permit necessary for the lawful conduct of their respective businesses.  No Governmental Authority has notified the Company or any of its Subsidiaries that it is in the process of or considering limiting, suspending or revoking any such Permit and, to the Knowledge of the Company, there are no circumstances as of the date hereof that would reasonably give rise to such limiting, suspending or revoking of any such Permit.

(c)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company, each of its Subsidiaries and each of its and their respective directors, officers and employees acting in such capacity are and, to the Knowledge of the Company, each of its and their other agents acting on its or their behalf is, and have been since January 1, 2021, in compliance with the Foreign Corrupt Practices Act of 1977 and any rules and regulations promulgated thereunder or any other applicable Laws relating to bribery, corruption or money laundering.

(d)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, none of the Company, any of its Subsidiaries, nor any their respective directors or officers (in their capacity as such) or, to the Knowledge of the Company, any of their respective employees, agents or Representatives (acting for or on behalf of the Company or any Subsidiary), has in the past five years offered, paid, promised to pay, or authorized the payment of any money or any other thing of value to any Person (i) with the intention of inducing improper conduct on the part of the recipient, (ii) acceptance of which would violate the policies of the recipient’s employer or cause the recipient to breach a duty owed to his or her employer, or (iii) to otherwise secure an undue or improper advantage for the Company or any of its Subsidiaries, in each case, in violation of any applicable Anti-Corruption Laws.

SECTION 3.09.  Tax Matters.  (a)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and each of its Subsidiaries has prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all Tax Returns required to be filed by it, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate.

(b)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, all Taxes owed by the Company or any of its Subsidiaries that are due (whether or not shown on any Tax Return) have been timely paid or have been adequately reserved against in accordance with GAAP.

(c)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, each of the Company and its Subsidiaries has timely paid or withheld with respect to their employees and other third Persons (and paid over any amounts withheld to the appropriate Tax authority) all Taxes required to be paid or withheld.

(d)  As of the date hereof, neither the Company nor any of its Subsidiaries is subject to any audits, examinations, investigations, proposed adjustments, claims or other proceedings in respect of any income or other material Taxes, and no such audit, examination, investigation, proposed adjustment, claim or other proceeding has been asserted or proposed in writing.

(e)  No written claim has ever been made by a Governmental Authority in a jurisdiction where the Company or its Subsidiaries do not file Tax Returns that the Company or such Subsidiary, as the case may be, is or may be subject to income or other material taxation in that jurisdiction.

(f)  Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or non-U.S. Law).

(g)  Neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company) or has any liability for material Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local or non-U.S. Law) or as a transferee or successor.

(h)  Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation under, any Tax sharing, allocation or indemnification Contract other than (i) Contracts solely among the Company and its Subsidiaries and (ii) customary Tax indemnification provisions in any Contract the primary purpose of which does not relate to Taxes.

(i)  Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to an assessment or deficiency for any income or other material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).

(j)  Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(k)  Neither the Company nor any of its Subsidiaries has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(l)  The most recent consolidated financial statements contained in the Filed SEC Documents reflect an adequate reserve (in accordance with GAAP) for all material Taxes accrued but not then payable by the Company and its Subsidiaries through the date of such financial statements.

(m)  Neither the Company nor any of its Subsidiaries (or the Surviving Corporation as a result of this transaction) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or non-U.S. Law); (iii) installment sale or open transaction disposition made prior to the Closing Date; (iv) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (v) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date.

(n)  Neither the Company nor any of its Subsidiaries has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty or convention between the United States and such foreign country), or otherwise been subject to material taxation in any country other than the country of its formation.

(o)  Neither the Company nor any of its Subsidiaries has deferred material Taxes or claimed any material Tax credits under any applicable law, rules and regulation, order or directive of any Governmental Authority enacted, implemented or issued in response to COVID-19.

(p)  Section 3.09(p) of the Company Disclosure Letter sets forth the U.S. federal income tax classification and jurisdiction of formation of each of the Company and its Subsidiaries.

SECTION 3.10.  Employee Benefits.  (a)  Section 3.10(a) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each material Company Plan.  With respect to each material Company Plan, the Company has made available to Parent true and complete copies (to the extent applicable) of (i) the current plan document or a written description thereof (or, if appropriate, a form thereof), including any amendments thereto, (ii) the most recent annual report on Form 5500 filed with the IRS (and all schedules and attachments thereto) and the most recent actuarial valuation or similar report, (iii) the most recent determination, advisory or opinion letter received from the IRS, (iv) all material non-routine correspondence with any Governmental Authority in the past two years, and (v) each insurance or group annuity contract or other funding vehicle.

(b)  Each Company Plan is and has been administered, established, maintained, and funded, in form and operation, in compliance with its terms and applicable Laws, including ERISA and the Code, as applicable, other than instances of noncompliance that would not, individually or in the aggregate, have a Material Adverse Effect.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, no event has occurred and, no condition exists with respect to any Company Plan, that has subjected, or would reasonably be expected to subject, the Company or any of its Subsidiaries to any Tax, fine, lien, penalty or other liability or obligation imposed by ERISA, the Code or any other applicable Law (including under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code).  Each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and to the Knowledge of the Company, there are no circumstances or any events that have occurred that could reasonably be expected to cause the loss of any such qualification status.  There are no pending, or to the Knowledge of the Company, threatened claims (other than routine claims for benefits), actions, suits, proceedings, investigations, litigations, inquiries, or other disputes by, on behalf of, against, or relating to any Company Plan or any trust related thereto, except as would not, individually or in the aggregate, have a Material Adverse Effect, and no material audit, examination, investigation or other proceeding by a Governmental Authority is pending, or to the Knowledge of the Company, threatened with respect to any Company Plan.

(c)  No Company Plan is, and neither the Company, nor any Commonly Controlled Entity maintains, sponsors or contributes to, or has in the past six years maintained, sponsored or contributed to, or otherwise has any current or contingent liability or obligation (including on account of any Commonly Controlled Entity) under or with respect to, any (i) pension plan that is or was subject to Title IV of ERISA or Section 412 of the Code, (ii) “multiple employer plan” (as defined in Section 210 of ERISA or Section 413(c) of the Code), (iii) “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA).

(d)  No Company Plan provides, and neither the Company nor any of its Subsidiaries is obligated to provide, benefits or coverage in the nature of health, life or disability insurance following retirement, employment, ownership, or service other than benefits or coverage required to be provided under Part 6 of Title I of ERISA or Section 4980(B)(f) of the Code or any other applicable Law or the full cost of which is borne by the recipient.

(e)  Neither the execution nor delivery of this Agreement, nor the consummation of the Merger Transactions, either alone or in combination with another event could, directly or indirectly, (i) entitle any current or former director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries (or any dependent or beneficiary thereof) to any payment (whether in cash, property or the vesting of property) or benefit, (ii) accelerate the time of payment, funding or vesting, or increase the amount, of any compensation or benefit due to any such Person under any Company Plan or otherwise, (iii) cause the Company to transfer or set aside any assets to fund any compensation or benefit under any Company Plan or otherwise, (iv) limit or restrict the right to amend, terminate or transfer the assets of any Company Plan or (v) result in any payment or benefit that, individually or in combination with any other payment or benefit, could constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

(f)  Each Company Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and applicable regulations) subject to Section 409A of the Code has been established, operated and administered in all material respects with Section 409A of the Code, and no amount under any such Company Plan is or has been, or is reasonably expected to be, subject to Tax under Section 409A of the Code.

(g)  Neither the Company nor any of its Subsidiaries has any obligation (whether fixed or contingent) to gross-up, make-whole, indemnify or otherwise reimburse any Person with respect to any Tax, including under Section 409A or 4999 of the Code.

(h)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, there have been no nonexempt “prohibited transactions” as such term is defined in Section 406 of ERISA or Section 4975 of the Code or breaches of fiduciary duty (as determined under ERISA) with respect to any Company Plan.

SECTION 3.11.  Labor Matters.  (a)  The Company and its Subsidiaries are neither party to, nor bound by, any Collective Bargaining Agreements, and no employees of the Company or its Subsidiaries are represented by any labor union, labor organization, works council, or other labor organization.

(b)  There are no, and since January 1, 2021 there have been no, union organizing activities against or affecting the Company or any of its Subsidiaries.  Since January 1, 2021, no labor union, works council, other labor organization, or group of employees of the Company or its Subsidiaries has made a written demand for recognition or certification to the Company or any of its Subsidiaries and, there are no representation or certification proceedings presently pending, or to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.  There are no, and since January 1, 2021 have been no, actual or, to the Knowledge of the Company, threatened, unfair labor practice charges, material labor grievances, labor arbitrations, strikes, lockouts, slowdowns, work stoppages, picketing, handbilling, or other material labor disputes against or affecting the Company or any of its Subsidiaries.

(c)  Except as would not, individually or in the aggregate, have a Material Adverse Effect: the (i) Company and each of its Subsidiaries have fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees and other compensation that have come due and payable to their current or former employees and independent contractors under applicable Law, Contract or Company policy; and (ii) each individual who is providing or since January 1, 2022 has provided services to the Company or any of its Subsidiaries and who is or was classified and treated as an (y) exempt employee, or (z) independent contractor, consultant, leased employee or other non-employee service provider, is and has been properly classified and treated as such for all applicable purposes.

(d)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and its Subsidiaries are, and since January 1, 2021 have been, in compliance with all applicable Laws relating to labor, employment, and employment practices, including all Laws respecting occupational safety and health standards, terms and conditions of employment, wages and hours (including the classification of exempt and non-exempt employees and independent contractors), equal employment opportunity, immigration (including the completion of Forms I-9s for all employees and the proper confirmation of employee visas), human rights, pay equity, workers’ compensation, harassment, discrimination, retaliation, disability rights or benefits, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar Laws (collectively, the “WARN Act”)), labor relations, employee leave issues, affirmative action, COVID-19, restrictive covenants, pay transparency, and unemployment insurance.

(e)  The Company and each of its Subsidiaries have reasonably investigated all sexual harassment, discrimination, and retaliation claims or other similar allegations of which any of them is aware.  With respect to each such material allegation with potential merit, the Company or its applicable Subsidiary has taken commercially reasonable corrective action that is reasonably calculated to prevent further improper conduct.  Neither the Company nor any of its Subsidiaries reasonably expect any material liability with respect to any such allegations and are not aware of any allegations relating to its officers, directors or employees with a title of Vice President (or equivalent title) and above.

(f)  To the Knowledge of the Company, no current or former officer of the Company or any of its Subsidiaries is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation owed to the Company or any of its Subsidiaries.

SECTION 3.12.  Environmental Matters.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, (a) the Company and each of its Subsidiaries is, and has been since January 1, 2021, in compliance with all applicable Laws and Judgments relating to pollution, public or worker health or safety (as relates to exposure to hazardous or toxic substances) or the protection of the environment or natural resources (“Environmental Laws”), and the Company has not received any written notice since January 1, 2021 (or earlier to the extent unresolved) alleging that the Company or any of its Subsidiaries is in violation of or has any liability under any Environmental Law, (b) the Company and its Subsidiaries possess and are, and have been since January 1, 2021, in compliance with all Permits required under Environmental Laws for the operation of their respective businesses and occupancy of their respective facilities, (c) there is no Action under or pursuant to any Environmental Law that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (d) neither the Company nor any of its Subsidiaries is subject to any Judgment imposed by any Governmental Authority under which there are uncompleted, outstanding or unresolved obligations on the part of the Company or its Subsidiaries arising under Environmental Laws and (e) neither the Company nor any of its Subsidiaries has (i) treated, stored, disposed or arranged for the disposal of, transported, handled, released, exposed any Person to, or owned or operated any property or facility that is (or with respect to former properties or facilities, during their period of ownership or operation became) contaminated by, any hazardous or toxic substance or (ii) has contractually assumed or provided indemnity for any liability of any other Person relating to Environmental Laws, in each of cases (i) and (ii), that has resulted or would reasonably be expected to result in any Action against, or any cleanup or other remedial activities on the part of, the Company or any of its Subsidiaries under Environmental Law, including as a result of any release, spill or disposal of any hazardous or toxic substances at, in or under any real property owned or leased by the Company or any of its Subsidiaries.  The Company and its Subsidiaries have made available to Parent all Phase I and Phase II environmental site assessment reports and, to the extent completed since January 1, 2021, all other written reports or documents identifying material violations or liabilities under Environmental Law, in each case, relating to their current or former properties, facilities or operations that are in their possession or under their reasonable control.

SECTION 3.13.  Intellectual Property.  (a)  Section 3.13(a) of the Company Disclosure Letter lists, as of the date of this Agreement, all Registered Company Intellectual Property.  The Company and its Subsidiaries own all of the material Owned Company Intellectual Property, free and clear of all Encumbrances (other than Permitted Encumbrances).  All of the material Registered Company Intellectual Property is subsisting and, to the Knowledge of the Company, valid and enforceable.

(b)  The Company or one of its Subsidiaries owns, is licensed or otherwise has the right to use all material Intellectual Property necessary to conduct the business of the Company and its Subsidiaries (taken as a whole) as conducted as of the date hereof.

(c)  Section 3.13(c) of the Company Disclosure Letter lists, as of the date of this Agreement, each Contract: (i) pursuant to which any material Intellectual Property is licensed to the Company or any of its Subsidiaries or (ii) pursuant to which the Company or any of its Subsidiaries has granted to any Person a license in any material Owned Company Intellectual Property, in each case, excluding (A) licenses to off-the-shelf Software or other Software widely available on generally standard terms and conditions having annual aggregate fees of less than $500,000; (B) non-exclusive licenses granted to customers in the ordinary course of business; (C) Contracts under which a license to Intellectual Property is merely incidental to the transaction contemplated in such Contract; (D) confidentiality and non-disclosure agreements entered into in the ordinary course of business and on a standard form (or a substantially similar form) of the Company or any of its Subsidiaries; and (E) proprietary agreements with employees or contractors on a standard form (or a substantially similar form) of the Company or any of its Subsidiaries (collectively, “IP Contracts”).

(d)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and its Subsidiaries have made commercially reasonable efforts to protect and maintain the confidentiality of Trade Secrets included in the Owned Company Intellectual Property.

(e)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, all employees and consultants of the Company and its Subsidiaries who have developed within the scope of their employment or engagement any Intellectual Property for or on behalf of the Company or its Subsidiaries have (i) assigned, or have entered into appropriate agreements assigning, all of their right, title and interest in any such Intellectual Property to the Company or any of its Subsidiaries, or ownership of such Intellectual Property has automatically vested in the Company or its Subsidiaries as a matter of law and (ii) executed Contracts that provide for the non-disclosure by such employee or consultant of all Trade Secrets constituting Owned Company Intellectual Property.  To the Knowledge of the Company, no Person has violated any Contract referenced in this Section 3.13(e).

(f)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, no Actions are pending or, to the Knowledge of the Company, threatened in writing by (as it related to (iii)) or against the Company or any of its Subsidiaries (i) challenging the ownership, validity or use by the Company or any of its Subsidiaries of any Owned Company Intellectual Property or (ii) alleging that the Company or any of its Subsidiaries are infringing, misappropriating or otherwise violating the Intellectual Property of any Person, or (iii) alleging the infringement, misappropriation or violation by any Person of any Owned Company Intellectual Property.

(g)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, since January 1, 2021 (i) no Person is or has been infringing, misappropriating or otherwise violating the rights of the Company or any of its Subsidiaries with respect to any Owned Company

Intellectual Property and (ii) the operation of the business of the Company and its Subsidiaries has not violated, misappropriated or infringed the Intellectual Property of any other Person.

(h)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) the Company and its Subsidiaries have complied with the requirements of the licenses for any Open Source Software incorporated into any Software included in the Owned Company Intellectual Property and (ii) neither the Company nor any of its Subsidiaries is required to provide any source code of Software included in the Owned Company Intellectual Property to any party pursuant to any of the licenses for Open Source Software or as a result of using any of the Open Source Software (other than the Open Source Software itself).

SECTION 3.14.  Data Privacy and Technology; Information Security.  (a)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and its Subsidiaries are in compliance with (i) applicable Laws regarding data privacy and Personal Information, including with respect to the collection, storage, processing, disclosure and use of Personal Information (collectively, “Privacy Laws”), (ii) all privacy and information security obligations to which they are bound under Contract and (iii) the Company’s and its Subsidiaries’ publicly posted external privacy policies regarding the Company’s and its Subsidiaries’ collection, storage, processing, disclosure and use of Personal Information ((i)-(iii), collectively, the “Data Security Requirements”).  Except as would not, individually or in the aggregate, have a Material Adverse Effect, since January 1, 2021, the Company and its Subsidiaries have not been involved in any Action or, to the Company’s Knowledge, been under any investigation by any Governmental Authority, in each case, regarding the Company’s collection, use, storage, processing or disclosure (whether electronically or in any other form or medium) of Personal Information in violation of Data Security Requirements.

(b)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, since January 1, 2021, neither the Company nor any of its Subsidiaries has experienced any breaches, outages or unauthorized uses of or accesses to the Company IT Assets or any breaches or unauthorized uses of or accesses to the Trade Secrets included in the Owned Company Intellectual Property or Personal Information within the possession or control of the Company or any of its Subsidiaries.

(c)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company IT Assets operate and perform in all respects as required to permit the Company and its Subsidiaries to conduct the business of the Company and its Subsidiaries (taken as a whole) as conducted as of the date hereof.  The Company and its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards, consistent with accepted industry practices, designed to protect the Company IT Assets from unauthorized access and from any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other Software routines that permit or cause unauthorized access to, or unauthorized disruption, impairment, disablement or destruction of, Software or proprietary data (“Malicious Code”).  Except as would not, individually or in the aggregate, have a Material Adverse Effect, to the Knowledge of the Company, the Company IT Assets and all Software included in the Owned Company Intellectual Property are free from Malicious Code.

(d)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, since January 1, 2021, the Company and each of its Subsidiaries have established and implemented programs, procedures, contracts and systems reasonably designed to comply in all material respects with HIPAA.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, since January 1, 2021, there has been no violation of HIPAA by the Company or its “workforce” (as defined under HIPAA) with respect to “protected health information” (as defined under HIPAA) in the possession or under the control of the Company and its Subsidiaries and no unauthorized access, use, acquisition or disclosure of any “protected health information” processed by or on behalf of the Company or its Subsidiaries.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, since January 1, 2021, the Company and each of its Subsidiaries have identified, documented and addressed security incidents (as defined by HIPAA) that are reasonably likely to impact in any material respect the security and/or integrity of “protected health information”.  The Company and its Subsidiaries have performed security risk assessments in the frequency and manner required under HIPAA since January 1, 2021.

(e)  To the Knowledge of the Company, since January 1, 2021, there have been no material complaints to or investigations by the United States Department of Health and Human Services Office for Civil Rights with respect to HIPAA compliance of the Company or its Subsidiaries.

SECTION 3.15.  Property.  (a)  Neither the Company nor any of its Subsidiaries owns any real property, nor is it a party to any Contract or otherwise has any obligation to acquire any real property.

(b)  Section 3.15(b) of the Company Disclosure Letter lists, as of the date of this Agreement, the address of each Leased Real Property and a true and complete description of the Company Lease with respect thereto (including the date and name of the parties to such Company Lease).  The Company has made available to Parent a true and complete copy of each such Company Lease document.  With respect to each Company Lease, except as would not be material to the business of the Company and its Subsidiaries, taken as a whole, (i) the Company or one of its Subsidiaries has a good, valid and enforceable leasehold, sub-leasehold or license interest (as lessee, sublessee or licensee) in each Leased Real Property, free and clear of all Encumbrances (other than Permitted Encumbrances), subject to the terms of the applicable Company Lease, and each Company Lease is in full force and effect, (ii) neither the Company nor any of its Subsidiaries has received written notice of any Actions in eminent domain, condemnation or other similar Actions that are pending, and, to the Knowledge of the Company, there are no such Actions threatened, in each case, affecting any portion of the Leased Real Property, (iii) no Leased Real Property is subject to any lease, license, sublease or use and occupancy agreement pursuant to which the Company has granted any third party the right to use or occupy all or any portion of any Leased Real Property, (iv) the Company’s or one of its Subsidiaries’ possession and quiet enjoyment of the Leased Real Property under each such Company Lease has not been disturbed, and to the Knowledge of the Company, there are no material disputes with respect to such Company Lease, and (v) neither the Company, any Subsidiary nor, to the Knowledge of the Company, any other party to the Company Lease is in breach or default under such Company Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Company Lease.

(c)  The Leased Real Property identified in Section 3.15(b) of the Company Disclosure Letter comprises all of the real property used in, or otherwise related to, the business of the Company and its Subsidiaries.

(d)  To the Knowledge of the Company, except as would not, individually or in the aggregate, have a Material Adverse Effect, all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Leased Real Property, are in good condition and repair and sufficient for the operation of the business and no structural deficiencies or latent defects affecting the same exist.

SECTION 3.16.  Contracts.  (a)  Section 3.16(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each Material Contract.  For purposes of this Agreement, “Material Contract” means any Contract (but excluding, except in the case of clause (x) of this Section 3.16(a), any Company Plan) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound, whether executed on, prior to, or after the date hereof, that:

(i) is or would be required to be filed as an exhibit to the Company’s Annual Report on Form 10-K or is otherwise a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(ii) is a joint venture, strategic alliance, partnership or other similar arrangement that is material to the business of the Company and its Subsidiaries, taken as a whole, other than with respect to any partnership that is wholly owned by the Company or any of its Subsidiaries;

(iii) provides for indebtedness for borrowed money of the Company or any of its Subsidiaries having an outstanding or committed amount in excess of $500,000, other than (A) indebtedness solely between or among any of the Company and its Subsidiaries or (B) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business, in each case, in amounts that do not exceed $250,000 individually or $500,000 in the aggregate;

(iv) relates to the acquisition or disposition of any business, equity interests, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration under such Contract in excess of $500,000 (A) that was entered into after January 1, 2021 or (B) pursuant to which any earn-out, indemnification or deferred or contingent payment obligations remain outstanding that would reasonably be expected to involve payments by or to the Company or any of its Subsidiaries of more than $200,000 individually or $500,000 in the aggregate, after the date hereof, in each case under clauses (A) and (B), excluding (w) acquisitions or dispositions of inventory in the ordinary course of business, (x) acquisitions or dispositions in the ordinary course of business involving payments by or to the Company of less than $250,000 individually or $750,000 in the aggregate, (y) dispositions of assets or inventory that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or its Subsidiaries or (z) repurchases by the Company of Company Common Stock;

(v) obligates the Company to make any capital expenditure in an amount in excess of $500,000 in any calendar year;

(vi) is an IP Contract;

(vii) contains provisions that (A) prohibit in a material respect the Company or any of its Subsidiaries or, after the Closing, Parent or any of its Affiliates, from competing in or conducting any line of business or grants a right of exclusivity to any Person that prevents the Company or any of its Subsidiaries from entering into any business or any geographic territory or (B) grant any rights of first refusal, rights of first negotiation, or “most favored nation” rights or similar requirements to any third party, in each case, other than Contracts that can be terminated (including such restrictive provisions) by the Company or any of its Subsidiaries on less than 90 calendar days’ notice without payment by the Company or any of its Subsidiaries of any penalty;

(viii) is a Collective Bargaining Agreement;

(ix) is a settlement, conciliation or similar agreement with any Governmental Authority or pursuant to which the Company or any of its Subsidiaries will have any material outstanding obligation after the date of this Agreement;

(x) is for the employment or engagement of any officer, director, employee, or individual independent contractor providing annual compensation in excess of $225,000;

(xi) relates to the settlement (or proposed settlement) of any pending or threatened Action, other than any settlement that provides solely for the payment of less than $300,000 in cash;

(xii) is with any current executive officer or director of the Company or any of the its Subsidiaries, any stockholder of the Company beneficially owning 5% or more of outstanding Company Common Stock or, to the Knowledge of the Company, any member of the “immediate family” (as such term is defined in Item 404 of Regulation S-K promulgated under the Securities Act) or any Affiliate of any of the foregoing;

(xiii) constitutes an interest rate, currency or commodity derivative or other Contract relating to hedging;

(xiv) is a Contract (other than a purchase order) with (A) any of the top 10 largest customers of the Company and its Subsidiaries, taken as a whole, based on the aggregate dollar value of sales made by the Company and its Subsidiaries to such customer for the twelve-month period ended December 31, 2022 (the “Top Customers”) or (B) the top 10 largest commercial vendors of the Company and its Subsidiaries, taken as a whole, based on the aggregate dollar value of purchases made by the Company and its Subsidiaries from such vendor for the 12 months ended December 31, 2022 (the “Top Vendors”);

(xv) is a wholesaler agreement or similar Contract that involves payments by or to the Company and its Subsidiaries in excess of $500,000; or

(xvi) except to the extent described in the preceding clauses of this Section 3.16(a), would reasonably be expected to involve payments by or to the Company or any of its Subsidiaries following the date hereof in excess of $1,000,000 in the aggregate during any 12-month period, other than Contracts that can be terminated by the Company or any of its Subsidiaries on less than 90 calendar days’ notice without payment by the Company or any of its Subsidiaries of any penalty.

(b)  True and complete copies of each Material Contract (including each amendment thereto) in existence as of the date hereof have been made available to Parent.  Except with respect to any Contract that has expired in accordance with its terms, been terminated, restated or replaced in accordance with this Agreement, (i) subject to the Bankruptcy and Equity Exception, each Material Contract is valid and binding on the Company and/or any of its Subsidiaries to the extent such Person is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect, (ii) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, have performed all obligations required to be performed by it under each Material Contract, except where such nonperformance would not, individually or in the aggregate, have a Material Adverse Effect, (iii) neither the Company nor any of its Subsidiaries have received written notice of the existence of any breach or default on the part of the Company or any of its Subsidiaries under any Material Contract, except where such breach or default would not, individually or in the aggregate, have a Material Adverse Effect, (iv) there are no events or conditions which constitute or, after notice or lapse of time or both, will constitute a breach or default on the part of the Company or any of its Subsidiaries or, to the Knowledge of the Company, the counterparty under such Material Contract, except as would not, individually or in the aggregate, have a Material Adverse Effect; and (v) from January 1, 2021 to the date hereof, neither the Company nor any of its Subsidiaries have received any written or, to the Knowledge of the Company, other communication from any other party to any Material Contract that such party intends to (A) terminate such Material Contract or (B) seek to materially amend the terms and conditions of such Material Contract in a manner adverse to the Company.

SECTION 3.17.  Insurance.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, (a) the Company and its Subsidiaries own or hold policies of insurance, or are self-insured, in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Company and its Subsidiaries, (b) all such insurance policies are in full force and effect except for any expiration thereof in accordance with the terms thereof, (c) no written notice of cancelation or modification has been received other than in connection with ordinary renewals, (d) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured under such insurance policies and (e) all premiums due and payable thereon have been paid in full.

SECTION 3.18.  Compliance with Healthcare Laws.  (a)  The Company and each of its Subsidiaries are, and have been since January 1, 2021, in compliance with all applicable

Healthcare Laws and Third-Party Payor Program rules, except as would not, individually or in the aggregate, have a Material Adverse Effect.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, no Action has been filed, commenced or, to the Company’s Knowledge, threatened against the Company or its Subsidiaries alleging any failure to comply with any Healthcare Law and neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority relating to any actual or alleged violation of, default under, noncompliance with, or complaint to or investigation or inquiry or non-routine audit by any Governmental Authority with respect to, any Healthcare Laws.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority of, and to the Company’s Knowledge there are no, pending, active or threatened Actions, complaints, investigations, audits or inquiries pertaining to the Company or any of its Subsidiaries with respect to any Healthcare Laws prohibiting, governing, regulating or relating to fee-splitting, self-referrals or payment or receipt of kickbacks in return for or to induce referrals.

(b)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, since January 1, 2021, the Company and its Subsidiaries have not billed or received, or caused a customer pharmacy to bill or receive, any payment or reimbursement from a Third-Party Payor Program in excess of amounts allowed by Law, other than as adjusted in the ordinary course of business or in connection with any routine audit or post-payment review by such that is resolved in compliance with applicable Healthcare Laws or Third-Party Payor Program.

(c)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, since January 1, 2021, none of the Company, its Subsidiaries, any of its or their respective officers, directors or employees or, to the Knowledge of the Company, any of its or their respective contractors, agents or other representatives: (i) has been convicted of, charged with or entered into any settlement agreement with any Governmental Authority to avoid conviction of, any violation of any Healthcare Laws; (ii) has been excluded, suspended, debarred or proposed for debarment from participation, has received a written notice of their exclusion, suspension or debarment from participation, has been threatened in writing with exclusion, suspension or debarment from participation or is otherwise ineligible to participate in Third-Party Payor Programs; or (iii) has been convicted of, or entered into any settlement agreement with any Governmental Authority to avoid conviction of, any criminal offense relating to the delivery of any item or service under a Third-Party Payor Program or had a civil monetary penalty assessed against them under Section 1128A of the Social Security Act or any regulations promulgated thereunder, in the case of each of clauses (i) through (iii), related to the Company’s and its Subsidiaries’ businesses.

(d)  The Company and/or its Subsidiaries (as applicable) (i) meet the requirements for participation in the provision of services to, and the receipt of payment from, the respective Third-Party Payor Programs in which they participate and (ii) are party to one or more valid agreements with Third-Party Payor Programs authorizing such participation and are in material compliance with the terms of such agreements.  Neither the Company nor any of its Subsidiaries has, for itself or for any third party, submitted or caused to be submitted to a Governmental Authority a knowingly false or knowingly fraudulent claim for payment.

(e)  None of the Company, its Subsidiaries, any of its or their respective officers, directors, or employees or, to the Knowledge of the Company, any of its or their respective contractors, agents or other representatives is, and none has been since January 1, 2021, a party to, or bound by, any order, individual integrity agreement, corporate integrity agreement, or other formal or informal agreement with any Governmental Authority concerning alleged noncompliance with Healthcare Laws.

(f)  The Company has adopted and implemented compliance policies that are designed to address the requirements of Healthcare Laws and have been structured in light of the guidance promulgated by the U.S. Department of Health and Human Services, Office of Inspector General on what constitutes an effective compliance program.

SECTION 3.19.  No Shareholder Rights Agreement; Anti-Takeover Provisions.  (a)  As of the date hereof, the Company is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.

(b)  Assuming the accuracy of the representations and warranties set forth in Section 4.12 [Ownership of Equity of the Company], as a result of the approval by the Board of Directors of the Company referred to in Section 3.03(b), no “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Law (each, a “Takeover Law”) applies or will apply to the Company pursuant to this Agreement or the Merger Transactions.

SECTION 3.20.  Opinion of Financial Advisor.  The Board of Directors of the Company has received the opinion of Goldman Sachs & Co. LLC (“Goldman Sachs”), to the effect that, as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration to be paid to the holders (other than Parent and its Affiliates) of shares of Company Common Stock is fair from a financial point of view to such holders of shares of Company Common Stock.  It is agreed and understood that such opinion is for the benefit of the Board of Directors of the Company and may not be relied on by Parent or Merger Sub.

SECTION 3.21.  Brokers and Other Advisors.  Except for Goldman Sachs, the fees and expenses of which are accurately set forth on Section 3.21 of the Company Disclosure Letter and will be paid by the Company at or prior to Closing, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Merger Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

SECTION 3.22.  Top Customers and Vendors.  (a)  Section 3.22(a) of the Company Disclosure Letter sets forth the names of the Top Customers.  Since the Balance Sheet Date, no Top Customer has ceased, or has given written, or, to the Knowledge of the Company, oral notice to the Company that it intends to cease, to use, or change in any material respect the terms or conditions under which it uses, the services and products of the Company and its Subsidiaries, or has substantially reduced or has given written, or, to the Knowledge of the Company, oral notice to the Company that it intends to substantially reduce the use of such services or products.  The Company and its Subsidiaries are not, and since the Balance Sheet Date have not been, involved in any material Action or other material disagreement with any Top Customer.

(b)  Section 3.22(b) of the Company Disclosure Letter sets forth the names of the Top Vendors.  Since the Balance Sheet Date, no Top Vendor has ceased, or has given written, or, to the Knowledge of the Company, oral notice to the Company that it intends to cease, to provide, or change in any material respect the terms or conditions under which it provides, services or products to the Company and its Subsidiaries, or has substantially reduced or has given written, or, to the Knowledge of the Company, oral notice to the Company that it intends to substantially reduce the provision of such services or products.  The Company and its Subsidiaries are not, and since the Balance Sheet Date have not been, involved in any material Action or other material disagreement with any Top Vendor.

SECTION 3.23.  No Other Representations or Warranties.  Except for the representations and warranties made by the Company in this Article III or in any certificate delivered by the Company pursuant to this Agreement or by any other Person in the Support Agreement, Parent and Merger Sub acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, have made or are making, and each of Parent, Merger Sub and their Affiliates and respective Representatives have not relied on and are not relying on, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company and its Subsidiaries, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their Affiliates or respective Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing or any oral, written, video, electronic or other information developed by Parent, Merger Sub or any of their Affiliates or respective Representatives.  In particular, and without limiting the generality of the foregoing, neither the Company nor any other Person makes or has made any express or implied representation or warranty to Parent or Merger Sub any of their Affiliates or respective Representatives with respect to (x) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or their respective businesses or (y) except for the representations and warranties made by the Company in this Article III and any certificate delivered by the Company pursuant to this Agreement, any oral, written, video, electronic or other information presented to Parent or Merger Sub or any of their Affiliates or respective Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the Transactions.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company:

SECTION 4.01.  Organization; Standing.  Parent is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and Merger Sub is a corporation duly incorporated, validly existing under the laws of the State of Delaware and is in good standing with the Secretary of State of Delaware.  Each of Parent and Merger Sub has all requisite power and authority necessary to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  Parent has made available to the Company complete and correct copies of Parent’s and Merger Sub’s certificates of incorporation, bylaws or comparable governing documents, as applicable, each as amended to the date of this Agreement.

SECTION 4.02.  Authority; Noncontravention.  (a)  Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The sole member of Parent has adopted resolutions approving the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions, which resolutions have not been subsequently rescinded, modified or withdrawn.  The Board of Directors of Merger Sub has unanimously adopted resolutions (i) authorizing and approving the execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the Transactions, (ii) declaring that this Agreement and the Transactions, on substantially the terms and conditions set forth in this Agreement, are advisable, fair to and in the best interests of Merger Sub and its stockholder, (iii) directing that this Agreement be submitted for consideration at a meeting or by unanimous written consent of Merger Sub’s stockholder and (iv) recommending that Merger Sub’s stockholder approve this Agreement, which resolutions have not been subsequently rescinded, modified or withdrawn.  No vote of holders of membership interests of Parent is necessary to approve this Agreement or the consummation by Parent and Merger Sub of the Merger and the other Transactions.  Parent, as the sole stockholder of Merger Sub, is approving this Agreement and the Transactions (which approval shall be provided for by the written consent of Parent) simultaneously with the execution and delivery of this Agreement.  Except as expressly set forth in this Section 4.02(a), no other limited liability company action (including any stockholder vote or other action) on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions.  This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.  No Takeover Laws apply or will apply to Parent or Merger Sub pursuant to this Agreement or the Transactions.

(b)  Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor performance or compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation, bylaws or other comparable charter or organizational documents of Parent or Merger Sub or (ii) assuming that the consents, approvals, filings, licenses, permits, authorizations, declarations, notifications and registrations referred to in Section 4.03 are obtained prior to the Effective Time and the filings referred to in Section 4.03 are made and any waiting periods with respect to such filings have terminated or expired prior to the Effective Time, (x) violate any Law or Judgment applicable to Parent, Merger Sub or any of their respective Subsidiaries or (y) violate or constitute a default under (with or without notice or lapse of time or both) any of the terms, conditions or provisions of any Contract to which Parent, Merger

Sub or any of their respective Subsidiaries are a party or accelerate Parent’s, Merger Sub’s or any of their respective Subsidiaries’, if applicable, obligations under any such Contract, except, in the case of clause (ii), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.03.  Governmental Approvals.  Except for (i) compliance with the applicable requirements of the Exchange Act, including the filing with the SEC of the Proxy Statement, (ii) compliance with the rules and regulations of NASDAQ, (iii) the filing and acceptance for record of the Certificate of Merger with the Secretary of State of Delaware pursuant to the DGCL, (iv) filings required under, and compliance with other applicable requirements of the HSR Act or any other Antitrust Laws, (v) the consents, approvals, authorizations, filings, registrations or notifications set forth in Section 3.04 of the Company Disclosure Letter and (vi) compliance with any applicable state securities or blue sky laws, no consent, approval, license, permit or authorization of, or filing, declaration, notification or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of its obligations hereunder and the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, licenses, permits, authorizations, filings, declarations, notifications or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.04.  Ownership and Operations of Merger Sub.  Parent owns beneficially and of record all of the outstanding shares of Merger Sub, free and clear of all Encumbrances (other than Encumbrances of general applicability as may be provided under the Securities Act or other applicable securities Laws).  Merger Sub was formed solely for the purpose of engaging in the Transactions, has no liabilities or obligations of any nature other than those incident to its formation and pursuant to the Transactions, and prior to the Effective Time, will not have engaged in any other business activities other than those relating to the Transactions.

SECTION 4.05.  Financing.  (a)  As of the date hereof, Parent has delivered to the Company true, complete and correct copies of (i) the Debt Commitment Letter and (ii) the Equity Commitment Letter.

(b)  As of the date hereof, Parent has also delivered to the Company true, complete and correct copies of each fee letter executed by Parent or any of its Affiliates in connection with the Debt Financing (collectively, the “Fee Letters”), subject, in the case of each such Fee Letter, to redaction solely of fee amounts and other commercially sensitive terms, none of which redactions covers terms that would reasonably be expected to (i) reduce the amount of the Debt Financing below the amount required to satisfy the Financing Uses (after taking into consideration the amount of the Equity Financing (including all increases thereto) and available cash of the Company and its Subsidiaries), (ii) impose any new condition precedent to the initial funding of the Debt Financing or otherwise expand any existing conditions precedent to the initial funding of the Debt Financing set forth in the Debt Commitment Letter or (iii) adversely affect the enforceability, availability or termination of the Debt Financing.

(c)  As of the date of this Agreement, (i) none of the Commitment Letters in the form delivered to the Company have been amended, supplemented or modified, (ii) no such amendment, supplement or modification is contemplated by Parent or, to the Knowledge of Parent, by the other parties thereto (other than to add Debt Financing Sources or other lenders, lead arrangers, bookrunners, syndication agents or other entities who had not executed the Debt Commitment Letter as of the date of this Agreement), and (iii) the respective commitments contained in the Commitment Letters have not been withdrawn, terminated or rescinded in any respect and, to the Knowledge of Parent, no such withdrawal, termination or rescission is contemplated.  As of the date hereof and except for the Commitment Letters and the Fee Letters, there are no side letters or other Contracts to which Parent or any of its Affiliates is party related to the funding or investing, as applicable, of the Financing or the transactions contemplated hereby that would reasonably be expected to (i) reduce the amount of the Debt Financing below the amount required to satisfy the Financing Uses (after taking into consideration the amount of the Equity Financing (including all increases thereto) and available cash of the Company and its Subsidiaries), (ii) impose any new condition precedent to the initial funding of the Debt Financing or otherwise expand any existing conditions precedent to the initial funding of the Debt Financing set forth in the Debt Commitment Letter or (iii) adversely affect the enforceability, availability or termination of the Debt Financing.

(d)  As of the date of this Agreement, Parent has fully paid any and all commitment fees or other fees in connection with the Commitment Letters that are payable on or prior to the date hereof pursuant to the terms of the Commitment Letters or the Fee Letters.

(e)  As of the date hereof, the Commitment Letters are in full force and effect and are the legal, valid, binding and enforceable obligations of Parent and Merger Sub, as the case may be, and, to the Knowledge of Parent, each of the other parties party thereto, except, in each case, as such enforceability may be limited by the Bankruptcy and Equity Exception.  As of the date hereof, assuming satisfaction of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute a default or breach on the part of Parent, Merger Sub or, to the Knowledge of Parent, any other party thereto under any of the Commitment Letters, (ii) constitute a failure to satisfy a condition on the part of Parent, Merger Sub or any other party thereto under any of the Commitment Letters or (iii) result in any portion of the amounts to be funded or invested in accordance with the Commitment Letters being unavailable on the Closing Date.

(f)  As of the date hereof, assuming satisfaction of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger, Parent has no reason to believe that it will be unable to satisfy on a timely basis any conditions precedent to the initial funding of the Debt Financing set forth in the Debt Commitment Letter to be satisfied by and within the control of Parent or Merger Sub, or that the Financing will not be made available to Parent on the Closing Date in the amount required to satisfy the Financing Uses (after taking into consideration the amount of available cash of the Company and its Subsidiaries).  As of the date hereof, assuming satisfaction of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger and assuming the Financing is funded and/or invested in accordance with the Commitment Letters, as applicable, and along with the available cash of the Company and its Subsidiaries, Parent and Merger Sub will have on the Closing Date funds sufficient to (i) pay the aggregate Merger Consideration and the other payments contemplated by Article II, in each case, to the extent required to be paid by Parent or Merger Sub in cash at Closing, (ii) pay any and all fees and expenses required to be paid by Parent or Merger Sub in cash at Closing in connection with the Merger and the Financing and (iii) prepay or repay any outstanding indebtedness of the Company or its Subsidiaries required by this Agreement to be prepaid or repaid by Parent or Merger Sub in cash at Closing (the payments described in clauses (i) through (iii), the “Financing Uses”).

(g)  Subject to Section 8.08, in no event shall the receipt or availability of any funds or financing by or to Parent or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub hereunder.

SECTION 4.06.  Guarantee.  Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed guarantee of each Guarantor, dated as of the date of this Agreement, in favor of the Company in respect of Parent’s obligation to pay the Parent Termination Fee in accordance with the terms of this Agreement, subject to the terms thereof (the “Guarantee”).  The Guarantee is (a) assuming due execution and delivery of this Agreement by the parties hereto, a legal, valid and binding obligation of each Guarantor, (b) enforceable against each Guarantor in accordance with its terms, except as such enforceability may be limited by the Bankruptcy and Equity Exception and (c) in full force and effect.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of any Guarantor under the Guarantee.

SECTION 4.07.  Solvency.  Neither Parent nor Merger Sub is entering into this Agreement (and each Guarantor is not entering into the Guarantee) with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries.  Assuming the satisfaction or waiver of the conditions to Parent’s obligation to consummate the Merger, the accuracy of the representations and warranties of the Company set forth in Article III hereof (without giving effect to any “knowledge”, “materiality”, “Material Adverse Effect” or similar qualifications or exceptions), the performance in all material respects by the Company of its obligations hereunder, the consummation of the Financing on the terms set forth in the Commitment Letters as in effect on the date hereof, and after giving effect to the Transactions and the payment of the aggregate Merger Consideration, any other repayment or refinancing of debt contemplated in this Agreement or the Commitment Letters, payment of all amounts required to be paid in connection with the consummation of the Transactions (including all amounts payable in respect of Equity-Based Awards, Convertible Notes Warrants and 2026 Convertible Notes under this Agreement), and payment of all related fees and expenses, each of (x) Parent and (y) the Surviving Corporation and its Subsidiaries, on a consolidated basis, will be Solvent as of the Effective Time and immediately after the consummation of the Transactions.  For the purposes of this Agreement, the term “Solvent”, when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person and its Subsidiaries, taken as a whole, will, as of such date, exceed the sum of (i) the value of all “liabilities of such Person and its Subsidiaries, taken as a whole, including contingent and other liabilities”, as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person and its Subsidiaries, taken as a whole, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person and its Subsidiaries, taken as a whole, will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged following such date and (c) such Person and its Subsidiaries, taken as a whole, will be able to pay their liabilities as they mature.  For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities as they mature” mean that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

SECTION 4.08.  Certain Arrangements.  As of the date of this Agreement, there are no Contracts or other arrangements or understandings (whether oral or written and whether or not legally binding) or commitments to enter into Contracts or other arrangements or understandings (whether oral or written and whether or not legally binding) between Parent, Merger Sub, the Guarantors or any of their Affiliates, on the one hand, and any member of the Company’s management or Board of Directors or any beneficial owner of shares of Company Common Stock, on the other hand, that relate in any way to the Company or any of its businesses or Subsidiaries (including those businesses and Subsidiaries following the Closing) or the Transactions (including as to continuing employment or equity roll-over).

SECTION 4.09.  Brokers and Other Advisors.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub or any of their respective Subsidiaries, except for Persons, if any, whose fees and expenses will be paid by Parent.

SECTION 4.10.  Information Supplied.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement (including any amendments or supplements thereto) will, at the time the Proxy Statement (or any amendment or supplement thereto) is first sent or given to the stockholders of the Company or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any Affiliates thereof for inclusion or incorporation by reference in the Proxy Statement.

SECTION 4.11.  Legal Proceedings.  Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, there is no (a) pending or, to the Knowledge of Parent and Merger Sub, threatened Action against Parent, Merger Sub or any of their respective Affiliates or (b) Judgment imposed upon or affecting Parent, Merger Sub or any of their respective Affiliates, in each case, by or before any Governmental Authority.

SECTION 4.12.  Ownership of Equity of the Company.  Neither Parent nor Merger Sub nor any of their Affiliates own any shares of Company Common Stock or are or have been an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company during the three years prior to the date hereof.

SECTION 4.13.  No Other Company Representations or Warranties.  Parent and Merger Sub each acknowledge that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company which it and its Representatives have desired or requested to review, and that it and its Representatives have had opportunity to meet with the management of the Company and to discuss the business and assets of the Company.  Except for the representations and warranties made by the Company in Article III or in any certificate delivered by the Company pursuant to this Agreement and by any other Person in the Support Agreement, Parent and Merger Sub acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, have made or are making, and each of Parent, Merger Sub and their Affiliates and respective Representatives have not relied on and are not relying on, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company and its Subsidiaries, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their Affiliates or respective Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing or any oral, written, video, electronic or other information developed by Parent, Merger Sub or any of their Affiliates or respective Representatives.  Parent and Merger Sub hereby acknowledge (each for itself and on behalf of its Affiliates and Representatives) that they have conducted their own independent investigation of the business, operations, assets and financial condition of the Company and its Subsidiaries and, in making their determination to proceed with the Transactions, each of Parent, Merger Sub and their Affiliates and respective Representatives have relied on the results of their own independent investigation.  Notwithstanding the foregoing, nothing in this Section 4.13 shall affect, modify or otherwise limit any Action for Fraud.

SECTION 4.14.  Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans.  In connection with the due diligence investigation of the Company by Parent and Merger Sub and their Affiliates and respective Representatives, the negotiations of this Agreement or the course of the Transactions, Parent, Merger Sub and their Affiliates and respective Representatives have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business and strategic plan information, regarding the Company and its Subsidiaries and their respective businesses and operations.  Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business and strategic plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that except in each case (x) for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Company pursuant to this Agreement or in the Support Agreement, (y) as expressly contemplated herein or (z) in the event of Fraud, Parent, Merger Sub, their Affiliates and respective Representatives will have no claim against the Company or any of its Subsidiaries, or any of their respective Representatives, with respect thereto or, except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Company pursuant to this Agreement or the Support Agreement, any rights hereunder with respect thereto.

ARTICLE V

Additional Covenants and Agreements

SECTION 5.01.  Conduct of Business.  (a)  Except as required by applicable Law, Judgment or a Governmental Authority, as expressly permitted or required by this Agreement or as set forth in Section 5.01 of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Section 7.01), unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (i) carry on its and their respective businesses in all material respects in the ordinary course, (ii) to preserve its and each of its Subsidiaries’ current business organizations and goodwill substantially intact, and (iii) retain the services of its and their respective officers and key employees; provided that no action by the Company or any of its Subsidiaries with respect to matters specifically addressed by Section 5.01(b) shall be deemed to be a breach of this Section 5.01(a) unless such action would constitute a breach of Section 5.01(b).

(b)  Without limiting the generality of Section 5.01(a), except as required by applicable Law, Judgment or a Governmental Authority, as expressly permitted or required by this Agreement or as set forth in Section 5.01 of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Section 7.01), unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned; provided, that any consent with respect to Section 5.01(b)(i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (xi), (xvi) or (xxiii) (to the extent related to any of the foregoing) shall be at Parent’s sole discretion), the Company shall not, and shall not permit any of its Subsidiaries to:

(i) issue or sell any shares of its capital stock or other equity or voting interests, or any securities convertible into, or exchangeable or exercisable for, any shares of its capital stock or other equity, equity-based or voting interests (including any rights, warrants, puts, calls or options to purchase any shares of its capital stock or other equity, equity-based or voting interests); provided that the Company may issue shares of Company Common Stock or other securities (A) as required pursuant to the Company ESPP in accordance with its terms as in effect on the date hereof and subject to the terms of this Agreement (including as limited by Section 2.05), (B) as required pursuant to Equity-Based Awards outstanding as of the date of this Agreement in accordance with the terms of such Equity-Based Awards and the applicable Equity Plans and award agreements as in effect on the date of this Agreement or pursuant to Equity-Based Awards that are granted pursuant to an Equity Plan after the date of this Agreement to the extent expressly permitted by this Agreement, in accordance with the terms of such Equity‑Based Awards and applicable Equity Plans, (C) in connection with any conversion of 2026 Convertible Notes pursuant to the 2026 Convertible Notes Indenture and in accordance with Section 5.15 or (D) in connection with the issuance of Company Common Stock upon the exercise of the Convertible Notes Warrants pursuant to their terms;

(ii) other than transactions solely between and among the Company and its Subsidiaries, redeem, purchase or otherwise acquire any shares of the Company’s capital stock or other equity, equity-based or voting securities or interests, or any securities convertible into, or exchangeable or exercisable for, any shares of the Company’s capital stock or other equity, equity-based or voting securities or interests (including any rights, warrants, puts, calls or options to purchase any shares of the Company’s capital stock or other equity, equity-based or voting securities or interests) (other than pursuant to (A) the forfeiture of, withholding of Taxes with respect to or the net settlement or cashless exercise of Equity-Based Awards outstanding as of the date of this Agreement in accordance with the terms of such Equity-Based Awards and the applicable Equity Plans and award agreements as in effect on the date of this Agreement or Equity-Based Awards that are granted pursuant to an Equity Plan after the date of this Agreement, to the extent expressly permitted by this Agreement, in accordance with the terms of such Equity‑Based Awards and applicable Equity Plans, or (B) the settlement of the Convertible Notes Hedge Options after the date hereof);

(iii) other than transactions between and among the Company and its Subsidiaries, establish a record date for, approve, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity, equity-based or voting securities or interests (whether in cash, securities or otherwise);

(iv) split, combine, subdivide or reclassify any shares of its capital stock or other equity, equity-based or voting interests, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction;

(v) incur or assume any indebtedness for borrowed money, any obligation under any capital lease, any obligation secured by an Encumbrance on the property of the Company or any of its Subsidiaries, any obligation with respect to reimbursement obligations for letters of credit or similar instruments (whether or not drawn) or in respect of any other amount properly characterized as indebtedness in accordance with GAAP, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any such indebtedness or debt securities of another Person or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person (collectively, “Indebtedness”), except for (A) intercompany Indebtedness among the Company and its Subsidiaries, (B) Indebtedness incurred under existing credit facilities, lines of credit or other existing arrangements (including in respect of letters of credit) in an aggregate principal amount not to exceed $100,000, and (C) additional Indebtedness incurred after the date of this Agreement in an aggregate principal amount not to exceed $100,000;

(vi) enter into any swap or hedging transaction or other derivative agreements;

(vii) make any loans, capital contributions or advances to any Person other than (A) to the Company or any Subsidiary of the Company or (B) pursuant to an acquisition permitted under Section 5.01(b)(xi);

(viii) sell, transfer, assign, dispose of, license or lease to any Person or subject to an Encumbrance (other than a Permitted Encumbrance), in a single transaction or series of related transactions, any of its material properties or assets (excluding Owned Company Intellectual Property, which is subject to Section 5.01(b)(ix) below), except (A) transfers, sales or leases between and among the Company and its Subsidiaries, (B) dispositions of assets in the ordinary course of business that are obsolete, worn out, surplus or no longer used or useful in the conduct of the business of the Company or any of its Subsidiaries or (C) sales or leases of properties or assets in the ordinary course of business for consideration not to exceed $100,000 individually or $250,000 in the aggregate;

(ix) transfer, sell, lease, license, subject to an Encumbrance (other than a Permitted Encumbrance), cancel, abandon or allow to lapse or expire any material Owned Company Intellectual Property, except for (A) non-exclusive licenses granted to customers in the ordinary course of business and (B) expirations by law or the passage of time in the ordinary course of business;

(x) grant any Encumbrance (other than a Permitted Encumbrance) on any of its assets having a value excess of $250,000 (excluding Owned Company Intellectual Property) other than (A) to secure Indebtedness and other obligations permitted under Section 5.01(b)(v) or (B) to the Company or to a wholly owned Subsidiary of the Company;

(xi) make any acquisition (including by merger) of the capital stock or assets of any other Person or business, or division thereof, if the aggregate amount of consideration paid by the Company and its Subsidiaries in connection with all such transactions would exceed $250,000;

(xii) except as required (A) pursuant to the existing terms of any existing Company Plan as in effect on the date of this Agreement or adopted, established, entered into or amended after the date of this Agreement in a manner expressly permitted by this Agreement or (B) under applicable Law, (1) increase or decrease the compensation or benefits (including, for the avoidance of doubt, severance, retention or termination pay) payable or provided (or to become payable or provided) to any current or former officer, employee, director or other individual or independent contractor of the Company or any of its Subsidiaries (other than increases to base salaries or wage rates (and corresponding annual cash incentive bonus opportunities), as applicable, of employees with annualized base compensation not exceeding (both before and after any such increase) $150,000, adopted in the ordinary course of business consistent with past practice and subject to the limitations set forth in Section 5.01(b)(xii)(1) of the Company Disclosure Letter), (2) announce or grant any equity or equity‑based incentive award to any current or former officer, employee, director or other individual independent contractor of the Company or any of its Subsidiaries, (3) establish, adopt, enter into, amend, modify or terminate any Company Plan (or any arrangement that would be a Company Plan if in existence on the date hereof), other than actions taken in the ordinary course of business consistent with past practice that would not increase the benefits provided thereunder or the cost thereof to the Company or any of its Subsidiaries by more than 3.00%, or (4) take any action to accelerate any rights or the payment, vesting or funding of any compensation or benefit;

(xiii) make any changes in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may be required (A) by GAAP (or any interpretation thereof), (B) by any applicable Law, including Regulation S-X under the Securities Act or (C) by any Governmental Authority or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization);

(xiv) make, change or revoke any material Tax election, adopt or change any Tax accounting method or change any Tax accounting period, settle, contest or compromise any material Tax claim or assessment, consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment, file an amended Tax Return that could materially increase the Taxes payable by the Company or its Subsidiaries, enter into a closing agreement with any Governmental Authority regarding any material Tax, or surrender a right to a material Tax refund;

(xv) amend the Company Charter Documents or the comparable organizational documents of any Subsidiary of the Company;

(xvi) settle any pending or threatened Action against the Company or any of its Subsidiaries (or any of their respective officers, directors or employees, in their capacity as officers, directors or employees of the Company), other than settlements of any pending or threatened Action which do not involve (A) payments in excess of $100,000, (B) any ongoing restrictions on the business activities of the Company or any of its Subsidiaries or on any of their respective assets, properties or rights or (C) an admission of guilt, fault or liability;

(xvii) hire, engage or terminate (other than for cause or due to death or disability) the employment or service of or furlough or temporarily layoff any employees or individual independent contractors whose total annual compensation exceeds $225,000;

(xviii) (A) modify, extend, amend, terminate, negotiate or enter into any Collective Bargaining Agreement or (B) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of the Company or its Subsidiaries, in each case, except as required by Law;

(xix)  waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, confidentiality or similar restrictive covenant obligation of any current or former employee or independent contractor;

(xx) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that could trigger any liability or notice requirement under the WARN Act;

(xxi) make or authorize any capital expenditures that are not included on the budget set forth on Section 5.01(b)(xxi) of the Company Disclosure Letter, other than capital expenditures of less than $250,000 individually or $500,000 in the aggregate;

(xxii) (A) enter into any Contract that would be a Material Contract of the type set forth in clauses (ii), (iii), (iv), (vii), (x), (xii), (xiv) or (xv) of Section 3.16(a) if in existence on the date hereof or (B) amend or terminate (excluding terminations upon expiration of the term thereof in accordance with the terms thereof) any Material Contract, in each case, in a manner that would be material and adverse to the Company and its Subsidiaries, taken as a whole; provided, that nothing in this Section 5.01(b)(xxii) shall be construed to restrict any action that is specifically the subject of and explicitly permitted by any other clause of this Section 5.01(b); or

(xxiii) commit, resolve or agree, in writing or otherwise, to take any of the foregoing actions.

(c)  Notwithstanding anything to the contrary set forth in Section 5.01(a) or Section 5.01(b)(xvii), (xviii) or  (xx), the Company and its Subsidiaries may take such actions as the Company reasonably determines in good faith to be necessary in connection with COVID-19 or COVID-19 Measures; provided, that, to the extent reasonably practicable, the Company shall consult with Parent prior to taking any such action.

(d)  Except as expressly contemplated or required by this Agreement or as required by applicable Law, Judgment or a Governmental Authority, during the period from the date of this Agreement to the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Section 7.01), neither Parent nor Merger Sub shall, without the prior written consent of the Company, (i) take any action, or fail to take any action, in either case, that would reasonably be expected to result in any of the conditions to the Merger set forth in Article VI to not be satisfied, (ii) take any action, or fail to take any action, in either case the result of which would reasonably be expected to materially impair or materially delay the consummation of the Transactions or (iii) authorize any of, or commit or agree, in writing or otherwise, to take any of the foregoing actions.

(e)  Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, the Company shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ businesses.

SECTION 5.02.  Solicitation; Change in Recommendation. (a)   Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until midnight, New York City time, on August 26, 2023 (i.e., one minute after 11:59 p.m., New York City time, on August 25, 2023) (the “Go-Shop Period”), which may be extended, solely with respect to Excluded Parties, until the expiration of the Go-Shop Extension, the Company and its Subsidiaries and their respective Representatives shall have the right to directly or indirectly: (i) initiate, solicit, facilitate and encourage, whether publicly or otherwise, Takeover Proposals (or inquiries, proposals or offers or other efforts or attempts that may reasonably be expected to lead to a Takeover Proposal), including by way of providing access to non-public information pursuant to one or more Acceptable Confidentiality Agreements; provided that the Company shall promptly provide to Parent any material non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives; and (ii) enter into, engage in and maintain discussions or negotiations with any Persons or groups of Persons with respect to Takeover Proposals (or inquiries, proposals or offers or other efforts or attempts that may reasonably be expected to lead to a Takeover Proposal) and otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, efforts, attempts, discussions or negotiations.  The Company may extend the Go-Shop Period with respect to one or more Excluded Parties by written notice to Parent, which written notice shall specify the identity of each such Excluded Party, for a period of time not to exceed ten calendar days (the “Go-Shop Extension”) in order to continue to engage in the activities described in this Section 5.02(a) with such Excluded Parties solely during the time period of such Go-Shop Extension.

(b)  Except (x) as permitted by this Section 5.02 or (y) as expressly permitted with respect to any Excluded Party (solely for as long as such Person or group is an Excluded Party) until the expiration of the Go-Shop Extension, if any (it being understood, for the avoidance of doubt, that all of the prohibitions, restrictions and requirements set forth this Section 5.02 shall apply in respect of any Excluded Party at the earlier of (A) such time as such Person is no longer an Excluded Party or (B) upon the expiration of the Go-Shop Extension), the Company shall and shall cause each of its Subsidiaries and its and their respective employees, officers and directors to, and shall instruct and use reasonable best efforts to cause its Representatives retained by it and acting on its behalf to, (i) from one minute after the termination of the Go-Shop Period (the “No-Shop Period Start Date”), immediately cease and cause to be terminated any solicitation, discussions or negotiations with any Persons that may be ongoing with respect to or which could reasonably be expected to lead to a Takeover Proposal and (ii) from the No-Shop Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, not, directly or indirectly, (A) initiate, solicit, assist or knowingly encourage or facilitate (including by way of furnishing non-public information) the submission of any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Takeover Proposal, (B) enter into, engage in, continue or otherwise participate in any discussions or negotiations regarding (except to notify any Person of the provisions of this Section 5.02), or furnish to any other Person any non-public information relating to, or afford any other Person access to the business, operations, assets, books, records or personnel of the Company or any of its Subsidiaries in connection with, or for the purpose of, facilitating or encouraging a Takeover Proposal or any proposal that would reasonably be expected to lead to, a Takeover Proposal, (C) approve, endorse or recommend any Takeover Proposal or submit a Takeover Proposal or any matter related thereto for the approval of the Company stockholders, (D) waive any standstill or other similar obligation (other than as permitted under Section 5.02(g) below), (E) enter into any Contract, letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement (1) relating to a Takeover Proposal or (2) that would reasonably be expected to require the Company to abandon, terminate or fail to consummate the Transactions or breach this Agreement, or (F) authorize or commit to do any of the foregoing.  Immediately following the No-Shop Period Start Date, the Company shall notify Parent in writing of the identity of each Excluded Party and provide to Parent the material terms and conditions of any such Takeover Proposal, inquiry, request, proposal or offer (as applicable) and a copy of any such Takeover Proposal or inquiry, request, proposal or offer, as applicable, made in writing (or, with respect to oral proposals, a written summary thereof) and shall provide a copy of any written proposals, correspondence (to the extent necessary to disclose additional material terms or conditions not otherwise disclosed hereunder), documents or agreements delivered to the Company or its Representatives by any Excluded Party that identifies or sets forth any additional material terms or conditions thereof; provided, that, for the avoidance of doubt during the Go-Shop Period and the Go-Shop Extension, including in respect of Excluded Parties, Parent shall be entitled to all of its rights, and the Company shall be subject to all of its obligations, pursuant to Section 5.02(e) (including the notice, negotiation and determination requirements set forth therein).  Notwithstanding the commencement of the obligations of the Company under this Section 5.02(b) on the No-Shop Period Start Date, the parties hereto agree that the Company and its Subsidiaries and their respective Representatives may continue to engage in the activities described in clauses (i) and (ii) of Section 5.02(a) with respect to each Excluded Party (solely for as long as any such Person or group is an Excluded Party) on and after the No-Shop Period Start Date until the expiration of the Go-Shop Extension (if any), including with respect to any amended or revised proposal submitted by such Excluded Party on or after the No-Shop Period Start Date until the expiration of the Go-Shop Extension (if any).

(c)  Notwithstanding anything contained in Section 5.02(b) (and without limiting the Company’s rights hereunder with respect to Excluded Parties until the expiration of the Go-Shop Extension (if any)), if at any time on or after the No-Shop Period Start Date and prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives receives a bona fide Takeover Proposal, which Takeover Proposal did not result from any breach of this Section 5.02, (i) the Company and its Representatives may contact and engage in discussions with such Person or group of Persons making such Takeover Proposal or its or their Representatives and financing sources solely to clarify the terms and conditions thereof or to request that any Takeover Proposal made orally be made in writing or to notify such Person or group of Persons or its or their Representatives and financing sources of the provisions of this Section 5.02 and (ii) if the Board of Directors of the Company or any duly authorized committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that (A) such Takeover Proposal constitutes or could reasonably be expected to result in a Superior Proposal and (B) the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company and any of its Representatives may (x) enter into an Acceptable Confidentiality Agreement with such Person or group of Persons making such Takeover Proposal and furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal and its or their respective Representatives and financing sources; provided that the Company shall promptly provide Parent access to any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives substantially simultaneously with such access being provided to such Person; and (y) subject to the execution of an Acceptable Confidentiality Agreement and compliance with this Section 5.02, engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Takeover Proposal and its or their Representatives and financing sources.  The parties acknowledge and agree that any contacts, disclosures, discussions or negotiations permitted under this Section 5.02(c), including any public announcement that the Company or the Board of Directors of the Company has made any determination contemplated under this Section 5.02(c) to take or engage in any such actions, shall not constitute an Adverse Recommendation Change or otherwise constitute a basis for Parent to terminate this Agreement pursuant to Section 7.01; provided, that in any such public announcement, the Board of Directors of the Company expressly reaffirms the Company Board Recommendation or states that the Company Board Recommendation has not been changed.

(d)  Except as may relate to any Excluded Party (for as long as such Person or group is an Excluded Party) until the expiration of the Go-Shop Extension (if any) (it being understood that this limitation shall not affect Parent’s rights, or the Company’s obligations, pursuant to Section 5.02(e), including the notice, negotiation and determination requirements set forth therein), following the No-Shop Period Start Date and prior to obtaining the Company Stockholder Approval, the Company shall promptly (and in any event within 48 hours) notify Parent, in writing, in the event that the Company or any of its Subsidiaries or its or their Representatives receives (i) a Takeover Proposal or any inquiry, request, proposal or offer that would reasonably be expected to lead to a Takeover Proposal and shall disclose to Parent the material terms and conditions of any such Takeover Proposal, inquiry, request, proposal or offer (as applicable), including the identity of the Person or group of Persons making such Takeover Proposal, inquiry, request, proposal or offer and a copy of any such Takeover Proposal or inquiry, request, proposal or offer, as applicable, made in writing (or, with respect to oral proposals, a written summary thereof) (and shall provide a copy of any written proposals, correspondence (to the extent necessary to disclose additional material terms or conditions not otherwise disclosed hereunder), documents or agreements delivered to the Company or its Representatives that identifies or sets forth any additional material terms or conditions thereof), or (ii) a request to furnish non-public information regarding the Company or any of its Subsidiaries by any third party that informs the Company that it is considering making, or has made, a Takeover Proposal, or any other inquiry, proposal or offer from a Person seeking to have discussions or negotiations with the Company regarding a Takeover Proposal or any inquiry, request, proposal or offer that would reasonably be expected to lead to a Takeover Proposal.  With respect to any such Takeover Proposal or inquiry, proposal or offer, the Company shall keep Parent reasonably informed of any material developments with respect to any such Takeover Proposal, inquiry, proposal or offer (including any material changes thereto) on a prompt basis (and in any event within 48 hours), including providing copies of all written proposals, documents or agreements (or, with respect to oral proposals, a written summary thereof), or correspondence (to the extent necessary to disclose additional material terms or conditions not otherwise disclosed hereunder) that identifies or sets forth any additional material terms or conditions thereof that is delivered to the Company or its Representatives.  For the avoidance of doubt, all information provided to Parent pursuant to this Section 5.02(d) will be subject to the terms of the Confidentiality Agreement.

(e)  None of the Board of Directors of the Company or any duly authorized committee thereof shall (i) (A) fail to include the Company Board Recommendation in the Proxy Statement, (B) withdraw, withhold (or modify or qualify in a manner adverse to Parent), or publicly propose to withdraw or withhold (or modify or qualify in a manner adverse to Parent), or make other public statements inconsistent with, the Company Board Recommendation, (C) recommend the approval or adoption of, or approve or adopt, or publicly propose to recommend, approve or adopt, or publicly declare advisable any Takeover Proposal or (D) commit or agree to take any action set forth in the foregoing clauses (A) through (C) (it being understood that the Board of Directors of the Company or any duly authorized committee thereof may, and may cause the Company to, (x) make a customary “stop, look and listen” communication, and (y) elect to take no position with respect to a Takeover Proposal until the close of business on the tenth Business Day after the commencement of such Takeover Proposal pursuant to Rule 14e-2 under the Exchange Act (any action described in this clause (i), other than the actions in the foregoing clauses (x)-(y), being referred to as an “Adverse Recommendation Change”)), or (ii) execute or enter into (or cause or permit the Company or any of its Subsidiaries to execute or enter into) any Contract, letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to or providing for a Takeover Proposal, other than any Acceptable Confidentiality Agreement (each, a “Company Acquisition Agreement”).  Notwithstanding the foregoing or any other provision of this Agreement to the contrary, prior to obtaining the Company Stockholder Approval, but not after, the Board of Directors of the Company or any duly authorized committee thereof may, in accordance with this Section 5.02(e), (I) make an Adverse Recommendation Change in response to an Intervening Event, other than relating to a Takeover Proposal, or (II) solely in response to a Takeover Proposal that did not result from a breach of this Section 5.02, either or both (A) make an Adverse Recommendation Change or (B) cause the Company to enter into a Company Acquisition Agreement providing for a Takeover Proposal and terminate this Agreement pursuant to Section 7.01(d)(ii), in either case of clause (I) or (II), only if the Board of Directors of the Company or any duly authorized committee thereof has determined in good faith, after consultation with its financial advisors and outside legal counsel, that (x) in respect of any Adverse Recommendation Change not in response to a Takeover Proposal, such Adverse Recommendation Change is in response to an Intervening Event; provided, that the Board of Directors shall provide Parent with prior written notice of its intention to take such action, specifying in reasonable detail the Intervening Event and the reasons that the Board of Directors of the Company is proposing to effect an Adverse Recommendation Change, (y) in any such case, failure to take such action in response to such Intervening Event or Takeover Proposal (as applicable) would be inconsistent with the directors’ fiduciary duties under applicable Law (after taking into account all adjustments to the terms of this Agreement that may be offered by Parent) and (z) in the case of clause (II), such Takeover Proposal constitutes a Superior Proposal; provided, however, that the Board of Directors of the Company or any duly authorized committee thereof shall not, and shall cause the Company not to, take any action set forth in clause (II), unless (1) the Company has given Parent at least three Business Days’ prior written notice of its intention to take such action (which notice shall (x) specify the identity of the party making such Superior Proposal and the material terms and conditions thereof and (y) provide a copy of the most current version of the proposed agreement under which such Superior Proposal is to be consummated), (2) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to commit in writing to effect revisions to the terms of this Agreement, the Commitment Letters or the Guarantee such that it would cause such Superior Proposal to no longer constitute a Superior Proposal and (3) following the end of such notice period, the Board of Directors of the Company or any duly authorized committee thereof shall have considered in good faith such written commitment to effect revisions, and shall, after consultation with its financial advisors and outside legal counsel, have determined in that the Superior Proposal would continue to constitute a Superior Proposal if the revisions to which Parent has committed in writing were to be given effect and that the failure to make an Adverse Recommendation Change or terminate this Agreement, as applicable, would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law (it being understood and agreed that any change to pricing or any other material amendment or revision to the terms of such Takeover Proposal that was previously the subject of a notice hereunder (after having been determined by the Board of Directors of the Company or any duly authorized committee thereof to no longer constitute a Superior Proposal) shall require the Company to deliver a new notice as provided above and provide a new notice period, except that such new notice and matching period in connection with any such amendment or revision shall be for two Business Days rather than three Business Days); and provided, further, that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect unless the termination is in accordance with Section 7.01 and, to the extent required under the terms of this Agreement, the Company pays or causes to be paid to Parent (or Parent’s designee) the applicable Company Termination Fee in accordance with Section 7.03 (to the extent due and payable thereunder) prior to or concurrently with such termination so long as the Company has timely requested, and Parent has provided the Company with, wire instructions for such payment.

(f)  Nothing in this Section 5.02 or elsewhere in this Agreement shall prohibit the Company or the Board of Directors of the Company or any duly authorized committee thereof from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act or (iii) any similar statement or disclosure in response to any publicly disclosed Takeover Proposal that is required by applicable Law; provided, however, that neither the Company, the Board of Directors of the Company nor any duly authorized committee thereof shall, except as expressly permitted by, and pursuant to, Section 5.02(e), effect an Adverse Recommendation Change, including in any disclosure document or communication filed, publicly issued or made in connection with compliance with such requirements.

(g)  As used in this Agreement, “Acceptable Confidentiality Agreement” means (x) any confidentiality agreement entered into by the Company from and after the date of this Agreement that contains confidentiality provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, except that such confidentiality agreement need not include standstill provisions or otherwise restrict the making of or amendment or modification to Takeover Proposals, or (y) any confidentiality agreement entered into prior to the date of this Agreement, it being understood that the Company, in its sole discretion, shall be entitled to waive or release any preexisting standstill provisions or similar agreements with any Person or group of Persons to the extent reasonably necessary to allow such third party to make, negotiate, enter into a definitive agreement with respect to or consummate a negotiated non-public Takeover Proposal that was not solicited in violation of this Section 5.02, only if (i) the Board of Directors of the Company, after consultation with its financial advisors and outside legal counsel, have determined that the failure to so waive or release such standstill would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law and (ii) the Company notifies Parent prior to granting such waiver and provides the identity of the counterparty to whom it intends to grant such waiver; provided, that, (i) in the case of clause (x), any such confidentiality agreements may not contain any provision requiring the Company or any of its Subsidiaries to pay or reimburse the counterparty’s expenses and (ii) in each case, any such confidentiality agreement may not contain any provision that would prevent the Company from complying with its obligations pursuant to this Section 5.02 to provide any required notice

(including any information required therein) to Parent with respect to a Takeover Proposal from the applicable counterparty.

(h)  As used in this Agreement, “Takeover Proposal” shall mean any inquiry, proposal or offer from any Person or group (other than Parent and its Subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (including through any derivative, hedging or option transactions) (i) acquisition of 20% or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company or any duly authorized committee thereof), including through the acquisition of one or more Subsidiaries of the Company owning such assets, (ii) acquisition of securities representing 20% or more of the voting power of the then outstanding Company Common Stock, (iii) tender offer or exchange offer that if consummated would result in any Person or group beneficially owning securities representing 20% or more of the voting power of the then outstanding Company Common Stock, (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, spin-off, joint-venture or similar transaction involving the Company pursuant to which such Person or group (or the stockholders of any Person) would acquire, directly or indirectly, 20% or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company or any duly authorized committee thereof) or securities representing 20% or more of the aggregate voting power of the Company’s then outstanding securities or of the surviving entity in a merger, consolidation, share exchange or other business combination involving the Company or the resulting direct or indirect parent of the Company or such surviving entity or (v) any public announcement of a proposal or plan or intention to do any of the foregoing or any agreement or Contract to engage in any of the foregoing, in each case, other than the Merger Transactions; provided, however, that this Agreement and the Merger Transactions shall not be deemed a Takeover Proposal.

(i)  As used in this Agreement, “Superior Proposal” shall mean any bona fide written Takeover Proposal made by an unaffiliated third-party after the date hereof and that did not result from a breach of, and was not solicited in violation of, this Section 5.02, and that is on terms that the Board of Directors of the Company or any duly authorized committee thereof has determined in its good faith judgment, after consultation with its financial advisors and outside legal counsel, (i) would be more favorable to the stockholders of the Company than the Merger Transactions from a financial point of view (taking into account any written commitment from Parent to effect revisions to the terms of the Merger Transactions delivered by Parent in accordance with Section 5.02(e)) and (ii) is reasonably capable of being completed in accordance with the terms of such Takeover Proposal, taking into account all legal, regulatory, financial, financing and other aspects of such proposal (including the terms and sources of financing, market conditions, the form of consideration and the timing of and conditions to consummating such transaction) and of this Agreement; provided that, for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”.

(j)  The Company agrees that any violation of the restrictions set forth in this Section 5.02 by any Representative of the Company or any of its Subsidiaries acting on behalf of the Company or its Subsidiaries shall be deemed to be a breach of this Agreement by the Company.

SECTION 5.03.  Efforts.  (a)  Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective controlled Affiliates to use) reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to as promptly as reasonably practicable (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things reasonably necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary, proper and advisable filings, notices, petitions, statements, registrations, declarations, submissions of information, applications, reports and other documents, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, exemptions, clearances, orders and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions, and (iii) execute and deliver any additional instruments necessary to consummate the Transactions.

(b)  In furtherance and not in limitation of the foregoing, the Company and Parent shall each use (and shall cause their respective controlled Affiliates to use) reasonable best efforts to (i) take all action reasonably necessary to ensure that no Takeover Law is or becomes applicable to any of the Transactions and refrain from taking any actions that would cause the applicability of such Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the Transactions, take all action reasonably necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the Transactions.

(c)  Parent and the Company shall jointly, and on an equal basis, (i) control the timing and strategy for obtaining any approvals, consents, registrations, waivers, permits, authorizations, exemptions, clearances, orders and other confirmations from any Governmental Authority in connection with the Transactions and (ii) coordinate the overall development of the positions to be taken and the regulatory actions to be requested in any filing or submission with any Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, any Governmental Authority relating to the Transactions and of all other regulatory matters incidental thereto.

(d)  In furtherance and not in limitation of the foregoing, each of the parties hereto shall (i) make (and cause their respective controlled Affiliates to make) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as reasonably practicable following the date of this Agreement (and in any event within ten Business Days following the date hereof), (ii) supply (and shall cause their respective controlled Affiliates to supply) as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and (iii) use their respective reasonable best efforts to promptly take all steps reasonably necessary, proper, or advisable to obtain all consents under any Antitrust Laws that may be required by any foreign or U.S. federal, state or local Governmental Authority, in each case with competent jurisdiction, so as to enable the parties hereto to consummate the Transactions as promptly as practicable.  Without limiting the foregoing, Parent shall use reasonable best efforts to promptly take (and shall cause its controlled Affiliates to take) all actions reasonably necessary to secure the expiration or termination of any applicable waiting period under the HSR Act or any other Antitrust Law and resolve any objections asserted with respect to the Transactions under the Federal Trade Commission Act or any other applicable Law raised by any Governmental Authority, in order to prevent the entry of, or to have vacated, lifted, reversed or overturned, any Restraint that would prevent, prohibit, restrict or delay the consummation of the Transactions.  Parent shall use its reasonable best efforts to respond to and seek to resolve, in each case, as promptly as reasonably practicable, any objections asserted by any Governmental Authority with respect to the Transactions.  From the date hereof until the first to occur of the Closing or the termination of this Agreement in accordance with its terms, each of the Company, Parent and Merger Sub shall not take (and each of the Company and Parent shall cause their respective controlled Affiliates not to take) any action with the intention to, or that would reasonably be expected to, materially delay or prohibit the expiration or termination of any waiting period under the HSR Act.  Neither Parent nor the Company shall commit (and shall cause their respective controlled Affiliates not to commit) to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period under the HSR Act or any other Antitrust Laws or enter into a timing agreement with any Governmental Authority, without the prior written consent of the other party (such consent not to be unreasonably withheld, delayed or conditioned).

(e)  Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto shall use (and shall cause their respective controlled Affiliates to use) reasonable best efforts to (i) promptly cooperate in all respects with each other in connection with any reasonably necessary, proper or advisable submissions, consents, approvals, filings, petitions, statements, licenses, permits, authorizations, declarations, notifications, registrations, submissions of information, applications, reports, waivers, exemptions, clearances, orders, confirmations and other documents with the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before the FTC, the DOJ or any other Governmental Authority relating to the Transactions or any proceeding initiated by a private Person, (ii) keep the other parties hereto informed in all material respects and on a reasonably timely basis of any material written or verbal communication received by such party from, or given by such party to, the FTC, the DOJ or any other Governmental Authority (including by promptly sending the other parties a copy of all documents, information, correspondence or other communications) and of any material written or verbal communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, (iii) subject to applicable Laws and the Confidentiality Agreement relating to the exchange of information, and to the extent reasonably practicable, promptly consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or the FTC, the DOJ or any other Governmental Authority in connection with the Transactions, other than “4(c) documents” as that term is used in the rules and regulations under the HSR Act, (iv) to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other Person, promptly give the other parties hereto the opportunity to attend and participate in such meetings and conferences (whether in person, by telephone or otherwise), and (v) promptly obtain all consents, registrations, waivers, exemptions, approvals, confirmations, clearances, permits, certificates, orders, and authorizations necessary, proper or advisable to be obtained from, or renewed with, the FTC, the DOJ and any other

Governmental Authority.  Prior to submitting any document or any information relating to the Transactions or the parties (whether formally or informally, in draft form or final form) to the FTC, the DOJ or any other Governmental Authority, a party shall provide the other parties with a reasonable opportunity to review and comment on such document or information reasonably in advance of such submission.

SECTION 5.04.  Public Announcements.  Except (a) in respect of any Adverse Recommendation Change (including in respect of any Superior Proposal in connection therewith) or (b) in the case of, and to the extent relating to, a dispute between the parties regarding this Agreement, Parent and the Company shall consult (and shall cause their respective Affiliates to consult) with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement without the prior written consent of the other party, except to the extent required by applicable Law, Judgment, court process or the rules and regulations of NASDAQ.  The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto (the “Announcement”).  Notwithstanding the foregoing, this Section 5.04 shall not apply to (i) any press release, public statement or other disclosure made by the Company or Parent (x) in connection with any Takeover Proposal (including any “stop, look and listen” communication), Superior Proposal or Adverse Recommendation Change or (y) which is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the Company that has not been previously announced or made public in accordance with the terms of this Agreement, (ii) with respect to Parent, any communications that are disclosures or communications to existing or prospective general or limited partners, equity holders, members, managers and investors of Parent or any Affiliates of Parent that are made in the ordinary course of business and that are subject to customary confidentiality obligations or (iii) any internal announcements to employees that are not inconsistent with the Announcement.

SECTION 5.05.  Access to Information; Confidentiality.  Subject to applicable Law and any applicable Judgment, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Section 7.01, upon reasonable notice, the Company shall afford to Parent and Parent’s Representatives and sources of Debt Financing reasonable access during normal business hours to the Company’s and its Subsidiaries’ Representatives, officers, employees, agents, facilities, properties, books, Contracts and records (other than any of the foregoing that related to the negotiation and execution of this Agreement, or, except as expressly provided in Section 5.02, to any Takeover Proposal or any other transactions potentially competing with or alternative to the Merger Transactions or proposals from other parties relating to any competing or alternative transactions or relating to any deliberation of the Board of Directors of the Company or any duly authorized committee thereof regarding any Takeover Proposal or Adverse Recommendation Change) and the Company shall, and shall cause its Subsidiaries and direct its Representatives to, furnish promptly to Parent and Parent’s Representatives such information concerning its and its Subsidiaries’ businesses, personnel, assets, liabilities and properties as Parent may reasonably request (other than any information that the Company determines in its reasonable judgment relates to the negotiation and execution of this Agreement, or, except as expressly provided in Section 5.02, to any Takeover Proposal or any other transactions potentially competing with or alternative to the Merger

Transactions or proposals from other parties relating to any competing or alternative transactions or relating to any deliberation of the Board of Directors of the Company or any duly authorized committee thereof regarding any Takeover Proposal or Adverse Recommendation Change), in each case, in connection with the consummation of the Transactions (including for integration planning); provided that Parent and its Representatives and Debt Financing Sources shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company; provided further, however, that (a) the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so would reasonably be expected to (i) violate or prejudice the rights of its or any of its Subsidiaries’ customers, (ii) result in the disclosure of Trade Secrets or competitively sensitive information to third parties, (iii) violate applicable Law, an applicable Judgment or a Contract or obligation of confidentiality owing to a third party, (iv) risk the loss of or waive the protection of an attorney-client privilege, attorney work product protection or other legal privilege, (v) be materially adverse to the interests of the Company or any of its Subsidiaries in any pending or threatened Action; provided that in each such case, to the extent permitted by Law, the Company shall inform Parent as to the general nature of the access or information being restricted as a result thereof and use commercially reasonable efforts to provide such access or information in a manner that does not result in any of the outcomes described in the foregoing clauses (i) through (v), and (b) any physical access may be limited to the extent the Company determines in good faith that providing such access would reasonably be expected to jeopardize the health and safety of any employee of the Company or any Subsidiary of the Company.  All requests for information made pursuant to this Section 5.05 shall be directed to the executive officer or other Person designated by the Company.  Until the Effective Time, all information provided will be subject to the terms of the letter agreement dated as of April 4, 2023, by and among the Company, Nautic Partners, LLC and CPRx Holding Company, LLC (the “Confidentiality Agreement”).

SECTION 5.06.  Indemnification and Insurance.  (a)  From and after the Effective Time, each of Parent and the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, in each case to the fullest extent permissible by applicable Law, (i) jointly and severally indemnify and hold harmless each current or former director or officer of the Company or its Subsidiaries and each other Person who at the Effective Time is, or at any time prior to the Effective Time was, indemnified or entitled to be indemnified by the Company or its Subsidiaries pursuant to the Company Charter Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement or in any agreement in existence as of the date of this Agreement providing for indemnification between the Company or any of its Subsidiaries and such Person (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee is or was a member, director, manager, officer, employee or agent of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a member, director, manager, officer, employee or agent of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a representative of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or expense advancement right of any Indemnitee); provided, that (1) the Surviving Corporation shall not be liable for any settlement effected without Parent’s prior written consent (which consent may not be unreasonably withheld, delayed or conditioned), (2) except for counsel engaged for one or more Indemnitees on the date hereof, the Surviving Corporation shall not be obligated under this Section 5.06 to pay the fees and expenses of more than one legal counsel (selected by the plurality of the Indemnitees) for all Indemnitees in any jurisdiction with respect to any single Action (unless an Indemnitee reasonably concludes, based upon an opinion of counsel approved by Parent or the Surviving Corporation, which approval shall not be unreasonably withheld, delayed or conditioned, that such Indemnitee may have separate defenses or counterclaims to assert with respect to any issue which may not be consistent with defenses or counterclaims of one more other Indemnitees in such Action) and (3) the Surviving Corporation shall have no obligation hereunder to any Indemnitee unless the Surviving Corporation receives an undertaking by or on behalf of such Indemnitee to repay such legal or other expenses if it is ultimately determined under applicable Law that such Indemnitee is not entitled to be indemnified, and (ii) assume (in the case of the Surviving Corporation, in the Merger without any further action) all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company Charter Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement (and that have been made available to Parent) or in any agreement in existence as of the date of this Agreement providing for indemnification or advancement of expenses between the Company or any of its Subsidiaries and any Indemnitee.

(b)  Without limiting the foregoing, from and after the Effective Time, to the fullest extent permissible by applicable Law, Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation, and the Surviving Corporation shall cause the organizational documents of its Subsidiaries, to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities, indemnification and exculpation, in each case, of members, managers, directors and officers than are set forth as of the date of this Agreement in the Company Charter Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement (and that have been made available to Parent), which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of any of the Indemnitees.  In addition, from and after the Effective Time, Parent shall cause the Surviving Corporation to, without requiring a preliminary determination of entitlement to indemnification, advance any expenses (including fees and expenses of legal counsel) of any Indemnitee under this Section 5.06 (including in connection with enforcing the indemnity and other obligations referred to in this Section 5.06) as incurred to the fullest extent permitted under applicable Law.

(c)  None of Parent, the Surviving Corporation or any of its Subsidiaries shall settle, compromise or consent to the entry of any judgment in any threatened or actual litigation, claim or proceeding relating to any acts or omissions covered under this Section 5.06 (each, a “Claim”) for which indemnification could be sought by an Indemnitee hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnitee from all liability arising out of such Claim or such Indemnitee otherwise consents in writing to such settlement, compromise or consent.  From and after the Effective Time, each of Parent, the Surviving Corporation, its Subsidiaries and the Indemnitees shall reasonably cooperate in the defense of any

Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith; provided, however, that neither Parent nor the Surviving Corporation or any of their its Subsidiaries shall be required to provide such access or information if Parent or the Surviving Corporation, as applicable, reasonably determines that doing so would risk the loss of or waive the protection of any attorney-client privilege of the Surviving Corporation or its Affiliates or violate any obligation of confidentiality owing to a third party by the Surviving Corporation or its Affiliates (provided that in each such case, to the extent reasonably practicable and permitted by Law, Parent or the Surviving Corporation shall inform the Indemnitees as to the general nature of the access or information being restricted as a result thereof and use commercially reasonable efforts to provide such access or information in a manner that does not result in any of the outcomes described in the foregoing proviso).

(d)  The Company shall purchase and bind a six-year prepaid “tail policy” on terms and conditions reasonably acceptable to Parent and providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Transactions (the “D&O Tail Policy”), or, if substantially equivalent insurance coverage is unavailable, the best available coverage.  The D&O Tail Policy shall provide by its terms that it will survive the Merger for not less than six years covering acts or omissions occurring at or prior to the Effective Time with respect to those individuals who are currently (and any additional individuals who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policies in effect as of the date hereof.  The Surviving Corporation shall use reasonable best efforts to cause the D&O Tail Policy to be maintained in full force and effect, for its full term, and to perform all of its obligations thereunder and, if such policy is terminated or canceled nevertheless, obtain (subject to the limitations set forth in the next sentence) an alternative D&O Tail Policy on substantially similar terms as set forth in this Section 5.06(d).  In no event shall the Company or the Surviving Corporation be required to pay aggregate premiums for the D&O Tail Policy for its entire period in excess of 300% of the current annual premiums paid by the Company for such insurance (the “Maximum Amount”) (it being understood and agreed that in the event the aggregate premiums necessary to procure such D&O Tail Policy exceeds the Maximum Amount, the Company shall remain obligated to provide, and the Surviving Corporation shall be obligated to obtain, as much comparable insurance as possible for aggregate premiums equal to the Maximum Amount).

(e)  The provisions of this Section 5.06 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Charter Documents, under the organizational documents of such Subsidiaries as in effect on the date of this Agreement or by contract or otherwise.  From and after the Effective Time, the obligations of Parent and the Surviving Corporation under this Section 5.06 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.06 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the

Indemnitees to whom this Section 5.06 applies and each Indemnitee’s heirs and representatives shall be third-party beneficiaries of this Section 5.06).

(f)  In the event that (i) Parent, the Surviving Corporation or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person, or (ii) Parent or any of its successors or assigns dissolves the Surviving Corporation, then, in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.06.

(g)  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.06 is not prior to or in substitution for any such claims under such policies.

(h)  Parent’s and the Surviving Corporation’s obligations under this Section 5.06 shall continue in full force and effect from the Effective Time until the date that is six years after the Effective Time; provided, however, that if any Claim (whether arising before, at or after the Effective Time) is brought against an Indemnitee on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.06 shall continue in effect until the full and final resolution of such Claim.

SECTION 5.07.  Employee Matters.  (a)  From the Effective Time until December 31, 2024, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, provide, to each Person who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time and who remains so employed immediately following the Effective Time (the “Continuing Employees”), (i) with a base salary or wage rate, as applicable, and a target annual cash bonus opportunity that are no less favorable, in the aggregate, than that in effect immediately prior to the Effective Time, and (ii) employee benefit plans and arrangements (excluding equity or equity based, long-term incentive, retention, change in control, one-time or other special incentive, defined benefit pension, post-employment or retiree health and welfare and nonqualified deferred compensation benefits (collectively, “Excluded Benefits”)) to each Continuing Employee that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time.

(b)  With respect to all applicable employee benefit plans of Parent, the Surviving Corporation and their respective Subsidiaries in which Continuing Employees are eligible to participate from and after the Effective Time, including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (including any vacation, paid time-off and severance plans), but excluding those providing Excluded Benefits, for purposes of determining eligibility to participate, level of benefits, vesting and benefit accruals, each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary for the same purpose) shall be treated as service with Parent, the Surviving Corporation or any of their respective Subsidiaries; provided, however, that such service need only be recognized to the same extent and for the same purpose as was credited to such Continuing Employee immediately prior to the Effective Time under the corresponding Company Plan and need not be recognized to the extent that such recognition would result in any duplication of benefits or compensation for the same period of service.

(c)  Without limiting the generality of Section 5.07(a), Parent shall, or shall cause the Surviving Corporation and its applicable Subsidiaries to, use commercially reasonable efforts to, waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any group health benefit plan maintained by Parent, the Surviving Corporation or any of their respective Subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time.  Parent shall, or shall cause the Surviving Corporation or its applicable Subsidiaries to, use commercially reasonable efforts to recognize the dollar amount of all co-payments, deductibles and similar eligible expenses incurred by and credited to each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s corresponding deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate for the remainder of such year after the Effective Time.

(d)  For each Continuing Employee who is eligible to receive an annual bonus for the year in which the Closing Date occurs, Parent shall, or shall cause the Surviving Corporation or its applicable Subsidiaries to, (i) continue to operate the Company’s annual bonus plan for the performance period that includes the Closing Date, through the end of such performance period, (ii) determine the annual bonus amount to be paid thereunder, if any, based on actual level of achievement of the applicable performance criteria for such performance period (the “Earned Bonus”), and (iii) pay such Continuing Employee his or her Earned Bonus, if any, in accordance with the terms and conditions of such annual bonus plan (including with respect to all service requirements and forfeiture provisions).

(e)  The provisions of this Section 5.07 are solely for the benefit of the parties to this Agreement, and no provision of this Section 5.07 is intended to, or shall constitute the establishment or adoption of, or an amendment to, any employee benefit plan for purposes of ERISA or otherwise and, except as otherwise explicitly provided for in this Agreement, no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement or have the right to enforce the provisions hereof or have the right to continued employment.

SECTION 5.08.  Notification of Certain Matters; Stockholder Litigation.  Prior to the Effective Time, Parent shall give prompt written notice to the Company, and the Company shall give prompt written notice to Parent, of (a) to the extent permitted under applicable Law, any notice or other written communication received by such party from any Governmental Authority in connection with this Agreement or the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the

Company, the Surviving Corporation or Parent or would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement and (b) any Actions commenced or, to such party’s Knowledge, threatened against such party which relates to this Agreement or the Transactions.  The Company shall give Parent prompt written notice of, and the opportunity to participate in the defense and settlement of, any stockholder litigation against the Company or the Company’s directors relating to this Agreement or the Transactions, and shall keep Parent reasonably informed with respect to the status thereof.  The Company shall not settle any stockholder litigation against the Company or the Company’s directors relating to this Agreement or the Transactions without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned).

SECTION 5.09.  Merger Sub Expenditures and Distributions.  From the date of this Agreement until the Effective Time, (a) except in satisfaction of obligations or liabilities existing as of the date hereof and incurred in connection with or incidental to its formation, Merger Sub shall not expend funds other than in connection with the Transactions and the payment of related expenses and (b) Merger Sub shall not declare, set aside, make or pay any dividend or other distribution with respect to any of its capital stock.

SECTION 5.10.  Parent Vote.  (a)  Parent shall vote or cause to be voted any shares of Company Common Stock beneficially owned by it or any of its Affiliates or with respect to which it or any of its Affiliates has the power (by agreement, proxy or otherwise) to cause to be voted, in favor of the approval of this Agreement at any meeting of stockholders of the Company at which this Agreement shall be submitted for approval and at all adjournments or postponements thereof.

(b)  Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver the Merger Sub Stockholder Approval to the Company.

SECTION 5.11.  Other Investors.  Except as would not reasonably be expected to have a Parent Material Adverse Effect, prior to the Effective Time, without the prior written consent of the Company, Parent shall not permit or agree to permit any Person to obtain any equity interests (or rights to obtain any equity interests) in Parent, Merger Sub or any Person of which Merger Sub is a direct Subsidiary.

SECTION 5.12.  Stock Exchange De-listing.  The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable, including under applicable Law and the rules and policies of NASDAQ, to cause the shares of Company Common Stock to be de-listed from NASDAQ and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time, and, prior to the Effective Time, the Company will reasonably cooperate with Parent with respect thereto.

SECTION 5.13.  Preparation of the Proxy Statement; Stockholders’ Meeting.  (a)  As promptly as reasonably practicable after the execution of this Agreement (and in any event no later than fifty-five calendar days after the date hereof) and subject to applicable Law, the Company shall prepare the Proxy Statement in preliminary form and after consultation with, and good faith consideration of any comments made by, Parent, file it with the SEC.  Subject to Section 5.02, the Board of Directors of the Company shall make the Company Board Recommendation to the stockholders of the Company and shall include such recommendation in the Proxy Statement.  Parent shall provide to the Company all information concerning Parent, Merger Sub and their respective Affiliates as may be reasonably requested by the Company and customary in connection with the Proxy Statement and shall otherwise reasonably assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of any comments thereto received from the SEC.  The Company shall cause the Proxy Statement, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Stockholders’ Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and to comply as to form in all material respects with the Exchange Act and any applicable requirements under applicable Law, except that no representation, warranty, covenant or agreement is made by the Company with respect to (i) statements made or incorporated therein relating to Parent or its Affiliates, including Merger Sub, or based on information supplied by or on behalf of Parent, Merger Sub or any Representatives thereof for inclusion or incorporation by reference in the Proxy Statement or (ii) any financial projections or forward-looking statements. Each of the Company, Parent and Merger Sub shall correct any information provided by it for use in the Proxy Statement as promptly as reasonably practicable if and to the extent such information contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The Company shall notify Parent in writing promptly upon the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement and shall supply Parent with copies of all written correspondence between the Company or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement (including all comments from the SEC with respect thereto).  The Company shall use reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Proxy Statement and to resolve such comments with the SEC, and shall use reasonable best efforts to (A) cause the definitive Proxy Statement to be filed with the SEC and disseminated to its stockholders as promptly as reasonably practicable after the earlier of (i) the resolution of any such comments, (ii) receiving notification that the SEC is not reviewing the preliminary Proxy Statement or (iii) the first Business Day that is at least 10 days after the filing of the preliminary Proxy Statement if the SEC has not informed the Company that it intends to review the Proxy Statement, and (B) conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act and establish a record date for the Company Stockholders’ Meeting.  Prior to the filing of the Proxy Statement (or any amendment or supplement thereto) or any dissemination thereof to the stockholders of the Company, or responding to any comments from the SEC with respect thereto, the Company shall provide Parent with a reasonable opportunity to review and to propose comments on such document or response, which the Company shall consider in good faith.

(b)  Notwithstanding any Adverse Recommendation Change but subject to Section 5.13(a) and applicable Law and to the extent not prohibited by any Judgment, the Company shall take all necessary actions in accordance with applicable Law, the Company Charter Documents and the rules of NASDAQ to duly call, give notice of, convene and hold a meeting of its stockholders (including any adjournment, recess or postponement thereof, the “Company

Stockholders’ Meeting”) for the purpose of obtaining the Company Stockholder Approval, as soon as reasonably practicable after the SEC confirms that it has no further comments on the Proxy Statement.  Subject to Section 5.02, the Company shall use reasonable best efforts to obtain the Company Stockholder Approval.  The Company shall keep Parent reasonably informed with respect to proxy solicitation results as reasonably requested by Parent.  Unless this Agreement is terminated in accordance with its terms, the Company shall not submit to the vote of the stockholders of the Company any Takeover Proposal.  Notwithstanding anything to the contrary contained in this Agreement, the Company may, after consultation with Parent, but in its sole discretion, adjourn, recess or postpone the Company Stockholders’ Meeting (i) to allow reasonable additional time for the filing or mailing of any supplement or amendment to the Proxy Statement that the Company has determined is reasonably likely to be required under applicable Law and for such supplement or amendment to be disseminated and reviewed by the stockholders of the Company in advance of the Company Stockholders’ Meeting, (ii) to the extent required by a court of competent jurisdiction in connection with any proceedings in connection with this Agreement or the Transactions, (iii) if as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting or (iv) to solicit additional proxies for the purpose of obtaining the Company Stockholder Approval; provided that, in the case of clauses (i), (iii) or (iv), without the written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), in no event shall the Company Stockholders’ Meeting (as so postponed or adjourned) be held on a date (A) that is more than 30 days after the date for which the Company Stockholders’ Meeting was originally scheduled or (B) that is less than five Business Days before the Outside Date.  In no event will the record date of the Company Stockholders’ Meeting be changed without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned), unless required by applicable Law.

(c)  If at any time prior to the Company Stockholders’ Meeting any information, event or circumstance relating to the Company, Parent, Merger Sub or any of their respective Subsidiaries, or their respective officers and directors, is discovered by the Company, Parent or Merger Sub which, pursuant to the Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party discovering such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information, event or circumstance shall be jointly prepared and promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company.  All documents that the Company is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder.

(d)  Nothing in this Section 5.13 shall be deemed to prevent the Company or the Board of Directors of the Company or any duly authorized committee thereof from taking any action they are permitted or required to take under applicable Law, subject to Section 5.02.

SECTION 5.14.  Financing.  (a)  Prior to the Closing Date, the Company shall use reasonable best efforts to provide, and to cause its Subsidiaries and their respective Representatives to provide, to Parent and Merger Sub, in each case at Parent’s sole expense, all cooperation reasonably requested by Parent as is customary or reasonably necessary in connection with the consummation of the Debt Financing, including using reasonable best efforts to:

(i) furnish to Parent and the Debt Financing Sources as promptly as reasonably practicable any historical financial information and such other pertinent and customary information regarding the Company and its Subsidiaries as may be reasonably requested by Parent to the extent that such information is reasonably available to the Company and its Subsidiaries and Representatives;

(ii) reasonably cooperate with the due diligence of any Debt Financing Source to the extent customary or reasonably required in connection with the Debt Financing;

(iii) assist in preparation for and participate in marketing efforts for the Debt Financing (including a reasonable and limited number of meetings and calls (that are requested in advance with or by the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing), presentations, roadshows, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions with rating agencies, in each case, upon reasonable advance written notice from, and as reasonably requested by, Parent and at reasonable times and locations (which may be virtual) to be mutually agreed), and assist Parent in obtaining ratings in connection with the Debt Financing;

(iv) assist Parent, Merger Sub and the Debt Financing Sources with the preparation of (A) materials for rating agency presentations and (B) bank information memoranda, lender presentations, investor presentations, offering documents, prospectuses, rating agency presentations and similar documents reasonably required for use in connection with the Debt Financing, including reviewing and commenting on Parent’s draft of a business description to be included in marketing materials or offering documents;

(v) request its independent auditors to (A) provide, consistent with customary practice, (x) reasonable assistance to Parent, including in connection with Parent’s preparation of pro forma financial statements and information, and (y) customary auditors consents (including consents of accountants for use of their reports in any material relating to the Debt Financing) and customary comfort letters (including “negative assurance” comfort and change period comfort, in each case consistent with their customary practice) with respect to financial information relating to the Company and its Subsidiaries as reasonably requested by Parent, and (B) attend accounting due diligence sessions and drafting sessions;

(vi) provide reasonable and customary cooperation with Parent’s preparation of definitive financing agreements, guarantees, pledges and security documents, supplemental indentures and other customary agreements and certificates, including schedules, annexes and exhibits thereto, and, if the applicable officer, director, manager or equivalent of the Company will continue in such position following the Closing or otherwise be appointed to such position at Closing, execute and deliver such agreements and certificates on the Closing Date, including customary certificates of the chief financial officer (or other executive officer) of the Company with respect to solvency matters substantially in the form set forth as an exhibit to the Debt Commitment Letter, and reasonably facilitate the pledging of collateral and the granting of security interests in the assets of the Company and its Subsidiaries in connection with the Debt Financing (including the delivery of all stock certificates and related powers or other possessory collateral intended to constitute collateral) (it being understood that such documents will not take effect prior to the Effective Time);

(vii) provide customary authorization letters to the Debt Financing Sources authorizing the distribution of information to prospective lenders or investors, subject to customary confidentiality provisions, and containing a customary representation to the Debt Financing Sources as contemplated by the Debt Commitment Letter, including that the public side versions of such documents do not include material non-public information about the Company or its Subsidiaries or their securities and as to the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing; and

(viii) provide Parent and Debt Financing Sources at least four Business Days prior to the Closing with all documentation and other information about the Company and its Subsidiaries as is reasonably requested by Parent or the Debt Financing Sources in connection with the Debt Financing to the extent required under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act and a beneficial ownership certificate for any entity that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (31 C.F.R. § 1010.230), in each case to the extent requested in writing at least nine days in advance of the Closing.

(b)  The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company or the Company’s Subsidiaries and such use is subject to the Company’s reasonable review in advance thereof.

(c)  Notwithstanding anything to the contrary contained herein, nothing in Section 5.14(a) shall require any such cooperation or assistance to the extent that it would require the Company or any of its Subsidiaries to:

(i) pledge any assets as collateral prior to the Effective Time;

(ii) agree to pay any fee, bear any cost or expense, incur any other liability or give any indemnities to any third party or otherwise commit to take any similar action in connection with the Debt Financing prior to the Closing;

(iii) take any actions to the extent such actions would, in the Company’s reasonable judgment, (A) unreasonably interfere with the ongoing business or operations of the Company or any of its Subsidiaries, (B) subject any director, manager, officer or employee of the Company or any of its Affiliates to any actual or potential personal liability, (C)

conflict with, or result in any violation or breach of, or default (with or without notice, or lapse of time or both) under, the organizational documents of the Company or any of its Subsidiaries, any applicable Law or Judgment or any Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound, (D) require any such entity to change any fiscal period or (E) cause (x) any closing condition set forth in Article VI of this Agreement to fail to be satisfied or (y) any other breach of this Agreement;

(iv) waive or amend any terms of this Agreement;

(v) commit to take any action under any certificate, document or instrument or enter into any definitive agreement (in each case, other than the authorization letters referenced Section 5.14(a) above), in each case, that is not contingent upon the Closing;

(vi) provide access to or disclose information that the Company reasonably determines would risk the loss of or waive any attorney-client privilege of, or conflict with any confidentiality requirements applicable to, the Company or its Affiliates;

(vii) cause any director, manager or equivalent, or any officer or employee of the Company or any of its Subsidiaries to pass resolutions to approve the Debt Financing or authorize the creation of any agreements, documents or actions in connection therewith (other than the execution and delivery of the authorization letters referenced Section 5.14(a) above), or to execute or deliver any certificate in connection with the Debt Financing (other than any director, manager or equivalent, or officer or employee of the Company or any of its Subsidiaries who will continue in such a position following the Closing and the passing of such resolutions), in each case, that are not contingent on the Closing or would be effective prior to the Closing;

(viii) deliver any legal opinion or negative assurance letter; or

(ix) provide or prepare (A) pro forma financial statements, pro forma adjustments (including regarding the Debt Financing, any synergies or cost savings), projections or an as-adjusted capitalization table, (B) any description of all or any component of the Debt Financing, including any such description to be included in liquidity and capital resources disclosure or any “description of notes”, (C) risk factors relating to all or any component of the Debt Financing, (D) “segment reporting”, subsidiary financial statements or any information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X or (E) any information required by Regulation S-K Item 402 or by Items 10 through 14 of Form 10-K or any other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A.

(d)  Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries and their respective Representatives in connection with any cooperation requested by Parent pursuant to Section 5.14(a), promptly after receipt of a written request therefor from the Company after termination of this Agreement pursuant to Section 7.01; provided that such reimbursement obligation shall not extend to, and the Company shall be solely responsible for, (x) costs and expenses incurred in connection with the preparation of any financial statements or data that would be prepared by the Company in the ordinary course of business, (y) costs and expenses incurred prior to the date hereof and (z) costs and expenses that would have been incurred by the Company in connection with the Transactions notwithstanding the requirements of this Section 5.14, including, for the avoidance of doubt, costs and expenses incurred in connection with obtaining financial statement audits.  Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing, the performance of their respective obligations under Section 5.14(a) and any information used in connection therewith, except to the extent such liabilities arise from (x) a material breach of this Agreement by the Company, (y) the gross negligence, fraud, bad faith or willful misconduct of the Company, any of its Subsidiaries or any of its or their respective Representatives or (z) any material misrepresentation in any financial statements or information provided by the Company, any of its Subsidiaries or any of its or their respective Representatives specifically for use in the arrangement of the Financing.

(e)  Subject to Section 8.08, Parent acknowledges and agrees that the obligations of Parent to consummate the Transactions contemplated by this Agreement are not in any way contingent upon or otherwise subject to Parent’s consummation of any financing arrangement, Parent or any of its Affiliates obtaining any financing (including the Financing or any Alternative Financing) or the availability, grant, provision or extension of any financing to Parent or any of its Affiliates (including the Financing or any Alternative Financing).

(f)  Each of Parent and Merger Sub shall use, and shall cause its Affiliates to use, reasonable best efforts to obtain and consummate the Financing, including using reasonable best efforts to: (i) until the funding of the applicable Financing, maintain in effect the Commitment Letters; (ii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and subject only to the conditions set forth in the Debt Commitment Letter and the Fee Letters or on other terms and subject to other conditions acceptable to Parent (provided that such other terms and conditions would not reasonably be expected to (A) reduce the amount of the Debt Financing below the amount required to satisfy the Financing Uses (after taking into consideration the amount of the Equity Financing (including all increases thereto) and available cash of the Company and its Subsidiaries), (B) impose any new condition precedent to the initial funding of the Debt Financing or otherwise expand any existing conditions precedent to the initial funding of the Debt Financing set forth in the Debt Commitment Letter in a manner that would reasonably be expected to materially delay or prevent or make less likely to occur the funding of the Debt Financing on the Closing Date or (C) materially adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against the Debt Financing Sources pursuant to the Debt Commitment Letter); (iii) satisfy on a timely basis all conditions precedent to the initial funding of the Debt Financing set forth in the Debt Commitment Letter to be satisfied by, and within the control of, Parent or Merger Sub; (iv) consummate the Debt Financing at or prior to the Closing Date, including by instructing the Debt Financing Sources to provide the Debt Financing following satisfaction of the conditions precedent to the initial funding thereof; and (v) comply in all material respects with its obligations that are within its control under the Commitment Letters and the definitive agreements relating to the Financing.  Parent and Merger Sub shall not, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), agree to or permit any termination of or amendment or modification to be made to, or grant any waiver of any provision under, the Debt Commitment Letter if such termination, amendment, modification or waiver would (A) reduce the amount of the Debt Financing below the amount required to satisfy the Financing Uses (after taking into consideration the amount of the Equity Financing (including all increases thereto) and available cash of the Company and its Subsidiaries), (B) impose any new condition precedent to the initial funding of the Debt Financing or otherwise expand any existing conditions precedent to the initial funding of the Debt Financing set forth in the Debt Commitment Letter in a manner that would reasonably be expected to materially delay or prevent or make less likely to occur the funding of the Debt Financing on the Closing Date or (C) materially adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against the Debt Financing Sources pursuant to the Debt Commitment Letter.

(g)  At the written request of the Company from time to time, Parent shall promptly inform the Company in reasonable detail of the status of its efforts to arrange the Debt Financing.  Parent shall give the Company prompt notice of (i) any material breach, default, termination or repudiation by any party to the Debt Commitment Letter of which Parent or Merger Sub becomes aware; (ii) the receipt by Parent or Merger Sub of any written notice or other written communication from any Debt Financing Source with respect to any (A) actual, potential or threatened material breach, default, termination or repudiation by any party to the Debt Commitment Letter or (B) material dispute or disagreement between or among Parent or Merger Sub, on the one hand, and the Debt Financing Sources, on the other hand, with respect to the obligation of the Debt Financing Sources to fund the Debt Financing or the amount of the Debt Financing to be funded at Closing (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Debt Financing); and (iii) the occurrence of an event or development that would or would reasonably be expected to adversely impact the ability of Parent or Merger Sub to obtain the Debt Financing in the amount required to satisfy the Financing Uses (after taking into consideration the amount of the Equity Financing (including all increases thereto) and available cash of the Company and its Subsidiaries).  As soon as reasonably practicable, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in the immediately preceding sentence; provided that in no event shall Parent be under any obligation to disclose any information that Parent reasonably determines would risk the loss of or waive any attorney-client privilege.  If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter, each of Parent and Merger Sub shall use reasonable best efforts to arrange and obtain in replacement thereof, and negotiate and enter into definitive agreements with respect to, alternative financing from alternative sources (such financing, the “Alternative Financing”) (i) in an amount sufficient to satisfy the Financing Uses (after taking into consideration the portion of the Debt Financing that is and remains available and the amount of the Equity Financing (including all increases thereto) and available cash of the Company and its Subsidiaries), and (ii) with terms not materially less favorable, and on conditions not less favorable, to Parent and Merger Sub (or their respective Affiliates) than the terms and conditions set forth in the Debt Commitment Letter or other terms and conditions acceptable to Parent (provided that such other terms and conditions would not reasonably be expected to impose any conditions precedent to the initial funding of the Debt Financing that would reasonably be expected to materially delay or prevent or make less likely to occur the funding of the Debt Financing on the Closing Date), as promptly as reasonably practicable following the occurrence of such event; provided, that reasonable best efforts shall not require Parent to agree to economic terms, including in respect of fees and interest rates, that are less favorable to Parent and Merger Sub (or their respective Affiliates) than the economic terms of the Debt Financing as set forth in the Debt Commitment Letter and the Fee Letters, in each case, as in effect on the date hereof; provided, further, that the failure to obtain alternative financing shall not relieve Parent or Merger Sub of any obligation hereunder.  Parent shall deliver to the Company true, complete and correct copies of all Contracts or other arrangements related to any Alternative Financing entered into by Parent or any of its Affiliates (in the case of fee letters, subject to redaction of fee amounts and other commercially sensitive terms).  For purposes of this Agreement, references to (x) the “Financing” and “Debt Financing” shall include any such Alternative Financing and (y) the “Debt Commitment Letter” and “Commitment Letters” shall include such documents with respect to any such Alternative Financing.

SECTION 5.15.  Indenture; Convertible Notes Hedge Options and Warrants.  (a)  Prior to the Effective Time, the Company shall timely provide or cause to be provided, in accordance with the provisions of the 2026 Convertible Notes Indenture, to the trustee under the 2026 Convertible Notes Indenture any supplemental indentures, notices, announcements, certificates or legal opinions required by the 2026 Convertible Notes Indenture to be provided in connection with the Merger Transactions prior to the Effective Time.  Parent and its counsel shall be given a reasonable opportunity to review and comment on any such notice, announcement, certificate or legal opinion, in each case, before such document is provided to such trustee, and the Company shall not send any such supplemental indenture, notice, announcement, certificate or legal opinion without first obtaining the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned).  Following the date hereof, the Company shall not enter into any binding agreements in respect of the 2026 Convertible Notes without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned).

(b)  Prior to the Effective Time, the Company will use reasonable best efforts to cooperate with and assist Parent with terminating the Convertible Notes Hedge Options and the Convertible Notes Warrants at or as promptly as practicable following the Effective Time.  Prior to the Effective Time, the Company will, and will cause its Representatives to, cooperate with and assist Parent in connection with any discussions, negotiations or agreements with the counterparties to the Convertible Notes Hedge Options and the Convertible Notes Warrants with respect to any determination, adjustment, cancellation, termination, exercise, settlement or computation in connection with the Convertible Notes Hedge Options or the Convertible Notes Warrants, including with respect to any cash amounts or shares of Company Common Stock that may be receivable, issuable, deliverable or payable by the Company pursuant to the Convertible Notes Hedge Options or the Convertible Notes Warrants; provided that the Company shall not be required to enter into any agreements unless such agreements are conditioned upon the occurrence of the Effective Time.  If requested by Parent, the Company shall engage a hedging advisor in connection with the actions set forth in the immediately preceding sentence; provided that such hedging advisor shall be reasonably acceptable to the Company; provided, further, that all fees and costs of any such hedging advisor that are not contingent upon the occurrence of the Closing or are payable prior to the Closing, shall be at Parent’s sole cost and expense.  The Company shall not enter into any binding agreements in respect of the Convertible Notes Hedge Options or the Convertible Notes Warrants without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned).

SECTION 5.16.  Section 16 Matters.  Prior to the Effective Time, the Company will be permitted to take all actions reasonably necessary or advisable to cause the dispositions of equity securities of the Company (including any derivative securities) pursuant to the Merger and the other Transactions contemplated by this Agreement by each individual who is an officer or director of the Company subject to Section 16 of the Exchange Act to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.17.  Company 401(k) Plan.  At the written request of Parent provided no later than five Business Days prior to the Closing Date, the Company shall, at least one Business Day prior to the Closing Date, adopt written resolutions (or take other necessary and appropriate action) to terminate each Company Plan that is intended to be qualified under Section 401(a) of the Code (the “Company 401(k) Plan”) and to fully vest all participants under the Company 401(k) Plan, such termination and vesting to be effective no later than the Business Day preceding the Closing Date; provided, however, that such Company 401(k) Plan termination may be made contingent upon the Closing.  The Company shall provide Parent with an advance copy of such proposed resolutions (and any related documents) and a reasonable opportunity to comment thereon prior to adoption or execution (and shall consider any such comments from Parent in good faith).

ARTICLE VI

Conditions to the Merger

SECTION 6.01.  Conditions to Each Party’s Obligation To Effect the Merger.  The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or written waiver, if permissible under applicable Law) at or prior to the Closing of the following conditions:

(a)  No Restraints.  No Judgment enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority of competent jurisdiction or any applicable Law (collectively, “Restraints”) in the U.S. shall be in effect enjoining, restraining or otherwise making illegal, preventing or prohibiting the consummation of the Merger;

(b)  HSR; Required Regulatory Approvals.  (i) The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act as well as any timing agreement entered into with the relevant Governmental Authority in accordance with Section 5.03(d) shall have expired or been terminated; and (ii) the consents, approvals or other clearances set forth in Section 6.01(b) of the Company Disclosure Letter shall have been obtained; and

(c)  Company Stockholder Approval.  The Company Stockholder Approval shall have been obtained.

SECTION 6.02.  Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction (or written waiver by Parent, if permissible under applicable Law) on or prior to the Closing of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of the Company (i) set forth in Section 3.06(b) (No Material Adverse Effect) shall be true and correct in all respects as of the date of this Agreement and as of the Closing with the same effect as though made as of the Closing, (ii) set forth in Section 3.02(a), (b), and (d)(vi) (Capitalization), Section 3.19 (No Shareholder Rights Agreement; Anti-Takeover Provisions) and Section 3.21 (Brokers and Advisors) shall be true and correct in all respects, except for any de minimis inaccuracies, as of the date of this Agreement and as of the Closing with the same effect as though made as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (iii) set forth in this Agreement, other than those Sections specifically identified in clause (i) or clause (ii) of this paragraph, shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing with the same effect as though made as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iii), where the failure to be true and correct does not have and would not, individually or in the aggregate, have a Material Adverse Effect;

(b)  Compliance with Covenants.  The Company shall have complied with or performed, in all material respects, the obligations required to be complied with or performed by it and its Subsidiaries at or prior to the Effective Time under this Agreement;

(c)  No Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any Material Adverse Effect; and

(d)  Officer’s Certificate.  The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Sections 6.02(a), 6.02(b) and 6.02(c) have been satisfied.

SECTION 6.03.  Conditions to the Obligations of the Company.  The obligations of the Company to effect the Merger shall be subject to the satisfaction (or written waiver by the Company, if permissible under applicable Law) at or prior to the Closing of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing with the same effect as though made as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect;

(b)  Compliance with Covenants.  Parent and Merger Sub shall have complied with or performed in all material respects their obligations required to be complied with or performed by them at or prior to the Effective Time under this Agreement; and

(c)  Officer’s Certificate.  Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer,

certifying to the effect that the conditions set forth in Sections 6.03(a) and 6.03(b) have been satisfied.

ARTICLE VII

Termination

SECTION 7.01.  Termination.  This Agreement may be terminated, and the Transactions abandoned, at any time prior to the Effective Time (except as otherwise expressly noted), whether before or after receipt of the Company Stockholder Approval:

(a)  by the mutual written consent of the Company and Parent;

(b)  by either of the Company or Parent:

(i) if the Effective Time shall not have occurred on or prior to February 5, 2024 (the “Outside Date”); provided that the right to terminate this Agreement under this Section 7.01(b)(i) shall (x) not be available to any party if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement has been the principal cause of the failure of the Effective Time to occur on or before such date (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso) and (y) be subject to the proviso set forth in Section 7.01(d)(iii);

(ii) if any Restraint in the U.S. having the effect set forth in Section 6.01(a) (Legal Restraints) shall be in effect and shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall have performed in all material respects its obligations under this Agreement to prevent the entry of and to remove such Restraint in accordance with its obligations under this Agreement; or

(iii) if the Company Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval shall not have been obtained;

(c)  by Parent:

(i) if the Company shall have breached any of its representations or warranties or failed to perform or comply with any of its covenants or agreements set forth in this Agreement, which breach or failure to perform or comply (A) would give rise to the failure of a condition set forth in Section 6.02(a) (Company Representations) or Section 6.02(b) (Company Compliance with Covenants) and (B) is incapable of being cured or, if capable of being cured by the Outside Date, has not been cured by the earlier of (x) the Outside Date and (y) the date that is 45 calendar days following receipt by the Company of written notice from Parent identifying such breach or failure to perform or comply and stating Parent’s intention to terminate this Agreement pursuant to this Section 7.01(c)(i); provided that Parent shall not have the right to terminate this Agreement pursuant to this

Section 7.01(c)(i) if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements hereunder and such breach would give rise to the failure of any condition set forth in Section 6.01 or Section 6.02; or

(ii) if the Board of Directors of the Company or any duly authorized committee thereof shall have made an Adverse Recommendation Change; provided, however, that Parent’s right to terminate this Agreement pursuant to this Section 7.01(c)(ii) will expire at 5:00 p.m., New York City time, on the fifth Business Day following the date on which such right to terminate first arose.

(d)  by the Company:

(i) if either of Parent or Merger Sub shall have breached any of its representations or warranties or failed to perform or comply with any of its covenants or agreements set forth in this Agreement, which breach or failure to perform or comply (A) (x) would give rise to a Parent Material Adverse Effect or (y) would give rise to the failure of a condition set forth in Section 6.03(a) (Parent Representations) or Section 6.03(b) (Parent Compliance with Covenants) and (B) is incapable of being cured or, if capable of being cured by the Outside Date, has not been cured by the earlier of (x) the Outside Date and (y) the date that is 45 calendar days following receipt by Parent of written notice from the Company identifying such breach or failure to perform or comply and stating the Company’s intention to terminate this Agreement pursuant to this Section 7.01(d)(i); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if the Company is then in breach of any of its representations, warranties, covenants or agreements hereunder and such breach would give rise to the failure of any condition set forth in Section 6.01 or Section 6.03; provided, further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if the Company is in material breach of Section 5.02;

(ii) prior to receipt of the Company Stockholder Approval, if (A) the Company has received a Superior Proposal, (B) the Board of Directors of the Company has authorized the Company to enter into a definitive agreement to consummate a Superior Proposal (after complying with the procedures set forth in Section 5.02(e)), in order to accept a Superior Proposal and enter into a Company Acquisition Agreement substantially concurrently with such termination in accordance with Section 5.02(e)(II) (Takeover Proposals not solicited in violation of the non-solicitation provisions); provided that prior to or concurrently with (and as a condition to) such termination the Company pays or causes to be paid the applicable Company Termination Fee to the extent due and payable under Section 7.03(a) and in the manner provided for in this Agreement; or

(iii) if (A) all of the conditions set forth in Section 6.01 (Mutual Closing Conditions) and Section 6.02 (Conditions of Parent and Merger Sub to Closing) have been satisfied or waived in writing (to the extent such waiver is permitted by applicable Law) (other than those conditions that by their nature are to be satisfied at the Closing so long as such conditions would be satisfied if the Closing Date were the date the notice in clause (B) of this Section 7.01(d)(iii) is received by Parent), (B) the Company has irrevocably confirmed in writing to Parent that (1) all conditions set forth in Section 6.03 (Conditions of the

Company to Closing) have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing so long as such conditions would be satisfied if the Closing Date were the date the notice in clause (B) of this Section 7.01(d)(iii) is received by Parent) or that, to the extent permitted by Law, it is willing to irrevocably waive any unsatisfied conditions in Section 6.03, (2) the Merger is required to be consummated pursuant to Section 1.02, and (3) the Company is ready, willing and able to consummate the Merger on the date such notice is delivered and through the end of the next succeeding three Business Days, and (C) the Merger shall not have been consummated within three Business Days after the later of (1) delivery of such notice referred to in clause (B) to Parent and (2) the date the Merger was required to be consummated pursuant to Section 1.02; provided that, notwithstanding anything in Section 7.01(b)(i) (Termination at Outside Date) to the contrary, no party shall be permitted to terminate this Agreement pursuant to Section 7.01(b)(i) during such three Business Day period following the notice referred to in clause (C) above.

SECTION 7.02.  Effect of Termination.  In the event of the termination of this Agreement as provided in Section 7.01, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Section 5.05 (Access to Information; Confidentiality), Section 5.14(d) (Certain Financing expense reimbursement and indemnification), this Section 7.02, Section 7.03 (Termination Fees) and Article VIII (Miscellaneous Provisions), all of which shall survive termination of this Agreement and continue in full force and effect in accordance with their respective terms), and there shall be no liability on the part of Parent, Merger Sub, the Company or their respective directors, officers and Affiliates, except, subject to Section 7.03(d) (including the limitations on liability set forth therein), no such termination shall relieve the Company from liability for damages resulting from a knowing and intentional breach of this Agreement or from Fraud.  Notwithstanding anything in this Agreement to the contrary (including, for clarity, anything set forth in this Section 7.02), from and after any termination of this Agreement, in no event or circumstance shall Parent, Merger Sub or any Parent Related Party have any monetary liability or obligation under this Agreement other than the obligation of Parent to pay the Parent Termination Fee, if and when due under Section 7.03(b), and the Company Related Parties hereby irrevocably waive and relinquish any other right to seek or recover any other monetary damages from Parent or any Parent Related Party.

SECTION 7.03.  Termination Fee.  (a)  In the event that:

(i) this Agreement is terminated by the Company or Parent pursuant to Section 7.01(b)(i) (termination after the Outside Date), Section 7.01(b)(iii) (failure to receive the Company Stockholder Approval) or Section 7.01(c)(i) (breach of Company Representations or Covenants); provided that (A) at the time of termination (x) the Company shall not have been entitled to terminate this Agreement pursuant to Section 7.01(d)(iii) (termination due to financing failures) and (y) neither Parent nor Merger Sub is then in breach of its representations, warranties, covenants or agreements under this Agreement that would give rise to the failure of any condition set forth in Section 6.01 or Section 6.02 and none of Parent, Merger Sub or any Guarantor is then in material breach of its representations, warranties, covenants or agreements under any Commitment Letter or the Guarantee, (B) a bona fide Takeover Proposal shall have been (1) received by the Company or (2) publicly made, proposed or communicated by a third party after the date of this Agreement and, in the event of a termination pursuant to Section 7.01(b)(iii), not publicly withdrawn at least three Business Days prior to the Company Stockholders’ Meeting and (C) within 12 months of the date this Agreement is terminated, the Company (1) enters into a definitive agreement with respect to a Takeover Proposal and such Takeover Proposal is subsequently consummated (regardless of whether such consummation occurs within the 12-month period) or (2) consummates a Takeover Proposal; provided, that, for purposes of clauses (B) and (C) of this Section 7.03(a)(i), the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”; or

(ii) this Agreement is terminated (A) by Parent pursuant to Section 7.01(c)(ii) (Adverse Recommendation Change) or (B) by the Company pursuant to Section 7.01(d)(ii) (entry into a Company Acquisition Agreement);

then, in any such event under clause (i) or (ii) of this Section 7.03(a), the Company shall pay or cause to be paid the applicable Company Termination Fee to Parent (or its designee listed on Section 7.03 of the Company Disclosure Letter) by wire transfer of same-day funds to an account designated by Parent in writing (x) in the case of Section 7.03(a)(ii)(A), within two Business Days after such termination, (y) in the case of Section 7.03(a)(ii)(B), simultaneously with such termination or (z) in the case of Section 7.03(a)(i), within two Business Days after the consummation of the Takeover Proposal referred to therein; it being understood that in no event shall the Company be required to pay or cause to be paid the applicable Company Termination Fee on more than one occasion.

As used herein, “Company Termination Fee” shall mean a cash amount equal to $10,570,000, except that “Company Termination Fee” shall mean a cash amount equal to $5,285,000.00 in the event that this Agreement is terminated by the Company pursuant to Section 7.01(d)(ii) (entry into a Company Acquisition Agreement) in connection with entering into a Company Acquisition Agreement with:

(A) any Person at any time prior to the expiration of the Go-Shop Period; or

(B) any Excluded Party, following the expiration of the Go-Shop Period but prior to the termination of the Go-Shop Extension.

For the avoidance of doubt, any determination as to whether any Person or group is an Excluded Party for the purposes of clause (1) above will be made at the time of submission of the applicable Takeover Proposal (or any amendment or modification to a predecessor Takeover Proposal) and for the purposes of clause (2) will be made at the time of termination of this Agreement and entry into the applicable Company Acquisition Agreement.

(b)  In the event that (i) the Company terminates this Agreement pursuant to Sections 7.01(d)(i) (breach of Parent Representations or Covenants) or 7.01(d)(iii) (termination due to financing failures), or (ii) Parent shall terminate this Agreement pursuant to Section 7.01(b)(i) (termination on or after the Outside Date) and at such time the Company could have terminated this Agreement pursuant to either Sections 7.01(d)(i) or Section 7.01(d)(iii), then

Parent shall pay or cause to be paid to the Company a termination fee of $21,140,000 in cash (the “Parent Termination Fee”) within three Business Days of such termination by wire transfer of same-day funds to an account designated in writing by the Company, it being understood that in no event shall Parent be required to pay or cause to be paid the Parent Termination Fee on more than one occasion.

(c)  Each of the parties hereto acknowledges that the agreements contained in this Section 7.03 are an integral part of the Transactions, and that without these agreements, the other parties hereto would not enter into this Agreement.  Accordingly, if the Company or Parent, as the case may be, fails to timely pay or cause to be paid any amount due pursuant to this Section 7.03, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an Action which results in a final and non-appealable judgment against the other party, with respect to Parent or Merger Sub, or parties, with respect to the Company, for the payment set forth in this Section 7.03, such paying party shall pay or cause to be paid to the other party or parties, as applicable, its or their reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

(d)  Subject in all respects to Section 7.02, the Company’s injunction, specific performance and equitable relief rights and related rights set forth in Section 8.08 and the reimbursement and indemnification obligations of Parent under Section 5.14(d) and Section 7.03(c), in the event this Agreement is terminated pursuant to this Article VII, payment of the Parent Termination Fee (which, for the avoidance of doubt, shall be payable to the Company solely in the circumstances described in Section 7.03(b)), shall be the sole and exclusive remedy (whether at Law or in equity, whether in contract or in tort or otherwise) of the Company and its Subsidiaries against Parent, Merger Sub or any of their respective former, current or future general or limited partners, stockholders, financing sources, managers, members, directors, officers or Affiliates (including the Guarantors, collectively, the “Parent Related Parties”) for any and all losses, damages, costs and expenses suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise relating to or arising out of this Agreement or the Transactions, and upon payment of such amount, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.  Notwithstanding anything in this Agreement to the contrary, the Parent Termination Fee shall be the maximum aggregate liability of Parent, Merger Sub and the Parent Related Parties in the event that Parent or Merger Sub fails to consummate the Transactions or otherwise fails to comply with or breaches any covenant or other obligation or representation and warranty in this Agreement, and the Company on behalf of itself and the Company Related Parties hereby irrevocably waives and relinquishes any right to seek or recover, any monetary damages in excess of such amount.  Subject in all respects to Parent’s injunction, specific performance and equitable relief rights and related rights set forth in Section 8.08 and the reimbursement obligations of the Company under Section 7.03(c), in the event the applicable Company Termination Fee is paid to Parent in circumstances for which such fee is payable pursuant to Section 7.03(a), payment of the applicable Company Termination Fee shall be the sole and exclusive remedy (whether at Law or in equity, whether in contract or in tort of otherwise) of the Parent Related Parties against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or

Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions (other than claims for Fraud).  While each of the Company and Parent may pursue both a grant of specific performance in accordance with, but subject to the limitations of, Section 8.08 or other equitable relief that results in a Closing and payment of the Parent Termination Fee or the applicable Company Termination Fee, as applicable, under Section 7.03, under no circumstances shall the Company or Parent be permitted or entitled to receive both a grant of specific performance that results in a Closing and any money damages, including all or any portion of the Parent Termination Fee or the applicable Company Termination Fee, as applicable.

(e)  In connection with any loss suffered by any Parent Related Party as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, other than in the circumstances in which Parent is entitled to receive the applicable Company Termination Fee in accordance with Section 7.03(a) (in which case Section 7.03(d) shall apply), Parent agrees, on behalf of itself and the Parent Related Parties, that, except in the case of Fraud, the maximum aggregate monetary liability of the Company and the Company Related Parties, if any, shall be limited to the amount of the applicable Company Termination Fee, and in no event shall Parent or any Parent Related Party seek or be entitled to recover from the Company or any Company Related Parties, and Parent on behalf of itself and the Parent Related Parties hereby irrevocably waives and relinquishes any right to seek or recover, any monetary damages in excess of such amount.

ARTICLE VIII

Miscellaneous

SECTION 8.01.  No Survival of Representations and Warranties.  None of the representations or warranties in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement shall survive from and after the Effective Time.  This Section 8.01 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms applies in whole or in part after the Effective Time.

SECTION 8.02.  Amendment or Supplement.  Subject to compliance with applicable Law, at any time prior to the Effective Time, this Agreement may be amended, modified or supplemented in any and all respects only by written agreement of the parties hereto; provided, however, that following receipt of the Company Stockholder Approval, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the stockholders of the Company without such approval; provided, further, that any modification or amendment of this proviso of Section 8.02, the second proviso in Section 8.04, clause (v) of Section 8.06, Section 8.07(c) (solely to the extent that it relates to the Debt Financing Sources Related Parties), Section 8.07(d) (solely to the extent that it relates to the Debt Financing Sources Related Parties), Section 8.09 (solely to the extent that it relates to the Debt Financing Sources Related Parties), Section 8.16 or the definitions of Debt Commitment Letter, Debt Financing, Debt Financing Sources or Debt Financing Sources Related Parties that is adverse in any material respect to the interests of the Debt Financing Sources Related Parties, will not be effective against the Debt Financing Sources Related Parties without the prior written consent of the Debt Financing Sources party to the Debt Commitment Letter that have consent rights over amendments to this Agreement pursuant to the Debt Commitment Letter.

SECTION 8.03.  Extension of Time, Waiver, etc.  At any time prior to the Effective Time, Parent and the Company may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) waive compliance by the other party with any of the agreements contained herein applicable to such party or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing clauses (a) through (c)); provided, however, that, following receipt of the Company Stockholder Approval, there shall be no waiver or extension of this Agreement that would require further approval of the stockholders of the Company without such approval having first been obtained.  Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

SECTION 8.04.  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto; provided, that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time (except any such assignment which would, or would reasonably be expected to, have a Parent Material Adverse Effect); provided, further, that Parent or Merger Sub will have the right to transfer, pledge or assign this Agreement as security for any financing, including, without limitation, the Debt Financing (as defined herein).  No assignment by any party shall relieve such party of any of its obligations hereunder.  Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.  Any purported assignment not permitted under this Section 8.04 shall be null and void.

SECTION 8.05.  Counterparts.  This Agreement may be executed in one or more counterparts (including by facsimile, electronic signature, PDF or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

SECTION 8.06.  Entire Agreement; No Third-Party Beneficiaries.  This Agreement, including the Company Disclosure Letter and the Exhibits attached hereto, together with the Commitment Letters, Confidentiality Agreement, the Support Agreement and the Guarantee, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof.  This Agreement is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies hereunder, except for: (i) if the Effective Time occurs, the right of the stockholders of the Company to receive the Merger Consideration as provided in Section 2.01; (ii) if the Effective Time occurs, the right of the holders of Equity-Based Awards and participants in the Company ESPP to receive such amounts to the extent provided for in Article II; (iii) if the Effective Time occurs, the rights of the Indemnitees (and each Indemnitee’s heirs and representatives) set forth in Section 5.06 of this Agreement; (iv) the rights of the Parent Related Parties and the Company Related Parties set forth in Section 7.03(d) and the Company Related Parties set forth in Section 7.03(e), which are intended for the benefit of, and shall be enforceable by, the Persons referred to in clauses (i) through (iv) above, and (v) each Debt Financing Sources Related Party shall be a third-party beneficiary of the second proviso in Section 8.02, the second proviso in Section 8.04, this clause (v) of Section 8.06, Section 8.07(c) (solely to the extent that it relates to the Debt Financing Sources Related Parties), Section 8.07(d) (solely to the extent that it relates to the Debt Financing Sources Related Parties), Section 8.09 (solely to the extent that it relates to the Debt Financing Sources Related Parties) and Section 8.16 (solely to the extent that it relates to the Debt Financing Sources Related Parties).

SECTION 8.07.  Governing Law; Jurisdiction.  (a)  This Agreement and all disputes, controversies or other Actions arising out of or relating to this Agreement or the Transactions, including matters of validity, construction, effect, performance and remedies, shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles.

(b)  All Actions arising out of or relating to this Agreement or the Transactions shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware).  The parties hereto hereby irrevocably (i) submit to the exclusive jurisdiction and venue of such courts in any such Action, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action, (iii) agree to not attempt to deny or defeat such jurisdiction by motion or otherwise request for leave from any such court and (iv) agree to not bring any Action arising out of or relating to this Agreement or the Transactions in any court other than the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware), except for Actions brought to enforce the judgment of any such court.  The consents to jurisdiction and venue set forth in this Section 8.07(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto.  Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 8.10 of this Agreement.  The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

(c)  Notwithstanding anything to the contrary in this Agreement, each party to this Agreement acknowledges and irrevocably agrees (i) that any legal action, whether at law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Sources Related Party arising out of or relating to this Agreement or the Debt Commitment Letter or the performance thereunder shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (ii) that, except to the extent relating to the interpretation of any provisions in this Agreement (other than those applicable to the Debt Financing Sources) or the Equity Commitment Letter, any legal action, whether at law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Sources Related Party shall be governed by, and construed in accordance with, the Laws of the State of New York, (iii) not to bring or permit any of their Affiliates to bring any such legal action in any other court and (iv) that the provisions of this Section 8.07(c) shall apply to any such legal action.

(d)  Notwithstanding anything in this Agreement to the contrary, each party hereby irrevocably and unconditionally agrees that it will not bring or support any litigation against any Debt Financing Sources Related Party in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than a court of competent jurisdiction sitting in the Borough of Manhattan of the City of New York, whether a state or federal court, that the provisions of Section 8.09 relating to the waiver of jury trial shall apply to such action, suit or proceeding and that, except to the extent relating to the interpretation of any provisions in this Agreement or the Equity Commitment Letter, any such action, suit or proceeding shall be governed by and construed in accordance with the Laws of the State of New York.

SECTION 8.08.  Specific Enforcement.  The parties hereto agree that irreparable damage for which monetary relief (including any fees payable pursuant to Section 7.03), even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement and the Transactions, subject to the terms and conditions of this Agreement.  Subject to the express terms of this Agreement, the parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.07(b) without posting of bond or other security, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 7.03 shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (c) the right of specific enforcement is an integral part of the Transactions and without that right neither the Company nor Parent would have entered into this Agreement.  Notwithstanding the foregoing, it is explicitly agreed that the right of the Company to seek an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s obligation to cause the Equity Financing to be funded to fund the Merger Consideration and Parent’s and Merger Sub’s obligations to effect the Closing (but not the right of the Company to seek such injunctions, specific performance or other equitable remedies for any other reason) shall be available only if (i) all of the conditions set forth in Sections 6.01 and 6.02 were satisfied or waived in writing (to the extent such waiver is permitted by applicable Law) (other than those conditions that by their nature are to be satisfied at the Closing, each of which are, at the time the written notice referred to in clause (iii) below is delivered by the

Company, capable of being satisfied if the Closing Date were the date of such written notice and subject to the actual satisfaction of such conditions at Closing) at the time when Closing would have been required to occur pursuant to Section 1.02, (ii) the Debt Financing has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing, (iii) the Company has irrevocably confirmed in a written notice delivered to Parent that (A) all of the conditions set forth in Sections 6.01 and 6.02 were satisfied or waived in writing (to the extent such waiver is permitted by applicable Law) (other than those conditions that by their nature are to be satisfied at the Closing, each of which are, at the time such written notice is delivered by the Company, capable of being satisfied if the Closing Date were the date of such written notice and subject to the actual satisfaction of such conditions at Closing) and (B) if specific performance is granted and the Equity Financing and Debt Financing are funded in accordance with the Commitment Letters, then the Company stands ready, willing and able to then consummate the Transactions on such date and through the end of the date such specific performance is granted (and the Company is actually so ready, willing and able during such period), and (iv) Parent and Merger Sub have failed to consummate the Closing prior to the third Business Day following the delivery of such confirmation specified in clause (iii) above (it being understood that the conditions to the obligations of Parent and Merger Sub to consummate the transactions contemplated hereby set forth in Section 6.01 and Section 6.02 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the actual satisfaction of such conditions at the Closing) shall remain satisfied at the close of business on such third Business Day).  The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid or contrary to Law for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law.  The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.08 shall not be required to provide any bond or other security in connection with any such order or injunction.

SECTION 8.09.  WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING THE DEBT COMMITMENT LETTER OR THE DEBT FINANCING.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.09.

SECTION 8.10.  Notices.  All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (solely if (a) such notice specifically states that it is being delivered pursuant to this Section 8.10 and (b) either (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 8.10 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email (to the extent no “bounce back” or similar message indicating non-delivery is received with respect thereto and excluding “out of office” replies) or any other method described in this Section 8.10) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to it at:

Locke Buyer, LLC
c/o CPRx Holdings, LLC
50 Kennedy Plaza, 12th Floor
Providence, RI 02903
Attention: Christopher Corey; Joe Anderson
Email: ccorey@nautic.com; janderson@nautic.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
200 Clarendon Street
Boston, MA 02116
Attention: Michael J. Sartor, P.C.; Armand A. Della Monica, P.C.
Email: michael.sartor@kirkland.com; armand.dellamonica@kirkland.com

and

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention: David B. Feirstein, P.C.; Patrick Salvo
Email: david.feirstein@kirkland.com; patrick.salvo@kirkland.com

If to the Company, to it at:

Tabula Rasa HealthCare, Inc.
228 Strawbridge Drive, Suite 100
Moorestown, NJ 08057
Attention: Brian W. Adams; Richard W. Rew
Email: badams@trhc.com; rrew@trhc.com

with copies (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Attention:	Robert I. Townsend III, Esq.
Andrew C. Elken, Esq.
Email:	rtownsend@cravath.com
aelken@cravath.com

or such other address or email address as such party may hereafter specify by like notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

SECTION 8.11.  Severability.  If any term, condition or other provision of this Agreement is finally determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect; provided, that the parties intend that the remedies and limitations thereon contained in Section 7.02, Section 7.03 and Section 8.08 be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases any party’s liability or obligations hereunder or under the Financing.  Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.

SECTION 8.12.  Definitions.  (a)  As used in this Agreement, the following terms have the meanings ascribed thereto below:

“2026 Convertible Notes” means the Company’s 1.75% Convertible Senior Subordinated Notes due 2026, issued under the 2026 Convertible Notes Indenture.

“2026 Convertible Notes Indenture” means that certain Indenture, dated as of February 12, 2019, between the Company and U.S. Bank National Association, as trustee, as amended or supplemented to the date of this Agreement.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.  For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.  Notwithstanding anything to the contrary in this Agreement, with respect to Parent and Merger Sub, except as otherwise noted herein, the term “Affiliate” shall not include, and no provisions of this Agreement shall be applicable to, any other direct or indirect portfolio companies of investment funds or entities advised or managed by Nautic Partners, LLC.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977 (as amended) and any other anti-bribery or anti-corruption Law of any jurisdiction applicable to the Company or its Subsidiaries.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC or the banking institutions in the City of New York, New York are authorized or required by Law or executive order to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any collective bargaining agreement or other Contract with a labor union, works council, labor organization or other employee representative body.

“Commitment Letters” means the Equity Commitment Letter and the Debt Commitment Letter.

“Commonly Controlled Entity” means any Person or entity that, together with the Company or any of its Subsidiaries, is or would at any relevant time be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Company Charter Documents” means the Company’s certificate of incorporation and bylaws, each as amended and/or restated, as the case may be, and as in effect on the date hereof.

“Company IT Assets” means the IT Assets owned by the Company or any of its Subsidiaries and used in the operation of the businesses of the Company or any of its Subsidiaries.

“Company Lease” means any lease, sublease, sub-sublease, license or other agreement (written or verbal) (including any amendments, extensions, renewals, guaranties or other agreements related thereto) pursuant to which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies any Leased Real Property.

“Company Plan” means each plan, Contract, program, policy, agreement or other arrangement, including those covering current or former directors, employees or individual consultants of the Company or any of its Subsidiaries, that is (i) an employee welfare plan within the meaning of Section 3(1) of ERISA (whether or not subject to ERISA), (ii) an employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not subject to ERISA), other than any plan which is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) a stock option, stock purchase or other equity or equity-based agreement, program or plan, (iv) an individual employment, consulting, change-in-control, severance, retention or other similar agreement or (v) a bonus, incentive, deferred compensation, profit-sharing, retirement, post-retirement, health, welfare, paid time off, vacation, severance or termination pay, or any other compensation, benefit or fringe benefit plan, Contract, program, policy, agreement or other arrangement, in each case, that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries or which the Company or any of its Subsidiaries is obligated to sponsor, maintain or contribute to, or under or with respect to which the Company or any of its Subsidiaries has any current or contingent liability or obligation, other than any plan, program, policy, agreement or arrangement mandated by applicable Law or that is sponsored and administered by a Governmental Authority.

“Contract” means any loan or credit agreement, indenture, debenture, note, bond, mortgage, deed of trust, lease, sublease, license, contract or other legally binding agreement (whether written or oral).

“Convertible Notes Hedge Options” means the call options entered into in connection with the 2026 Convertible Notes evidenced by (a) the call option confirmation, dated February 7, 2019, between the Company and Bank of America, N.A., (b) the call option confirmation, dated February 8, 2019, between the Company and Bank of America, N.A., (c) the call option confirmation, dated February 7, 2019, between the Company and Citibank, N.A. and (d) the call option confirmation, dated February 8, 2019, between the Company and Citibank N.A.

“Convertible Notes Warrants” means the warrants issued in connection with the 2026 Convertible Notes evidenced by (a) the warrant confirmation, dated February 7, 2019, between the Company and Bank of America, N.A., (b) the warrant confirmation, dated February 8, 2019, between the Company and Bank of America, N.A., (c) the warrant confirmation, dated February 7, 2019, between the Company and Citibank, N.A. and (d) the warrant confirmation, dated February 8, 2019, between the Company and Citibank, N.A.

“Copyright” is defined in the definition of Intellectual Property.

“COVID-19” means the COVID-19 pandemic, including any evolutions, mutations or variants of SARS-CoV-2 or the COVID-19 disease, any “second” or “subsequent” waves and any further epidemics, pandemics or disease outbreaks arising therefrom.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, social distancing, shut down, closure, sequestration, safety or similar Law, directive or guidelines promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act, as may be amended, and the Families First Coronavirus Response Act, as may be amended.

“Debt Commitment Letter” shall mean the executed commitment letter, dated the date hereof, from the Debt Financing Sources party thereto, including all exhibits, schedules and annexes thereto, pursuant to which the Debt Financing Sources party thereto have committed, subject to the terms and conditions set forth therein, to provide the aggregate amounts set forth therein for the purposes described therein (the “Debt Financing”).

“Debt Financing” is defined in the definition of Debt Commitment Letter.

“Debt Financing Sources” shall mean the Persons that have committed to provide or arrange any debt financing contemplated by, or have otherwise entered into agreements in connection with, the Debt Commitment Letter or alternative debt financings in connection with the Transactions, and any joinder agreements, engagement letters, fee credit letters, note purchase agreements, indentures or credit agreements entered into pursuant thereto or relating thereto.

“Debt Financing Sources Related Party” means the Debt Financing Sources together with their respective Affiliates, and the respective directors, officers, employees, partners, members, managers, agents, advisors, controlling persons, and the other representatives, successors and assigns of each of the foregoing.

“Domain Name” is defined in the definition of Intellectual Property.

“Encumbrance” means any pledge, lien, charge, mortgage, deed of trust, security interest, lease, license, condition, covenant, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sale or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right-of-way or other title defect, third-party right or encumbrance of any kind or nature.

“Equity Commitment Letter” shall mean the executed equity commitment letter, dated as of the date hereof, from the Equity Commitment Parties, including all annexes, exhibits, schedules and other attachments thereto, pursuant to which the Equity Commitment Parties have, subject to the terms and conditions set forth therein, committed to provide equity financing to Parent in an amount set forth therein (the “Equity Financing”).

“Equity Financing” is defined in the definition of Equity Commitment Letter.

“Equity Plans” means the Company 2016 Omnibus Incentive Compensation Plan and the Company Amended and Restated 2014 Equity Compensation Plan, each as may be amended from time to time.

“Equity-Based Awards” means, collectively, Company RSUs (including Director RSUs), Company PSUs, Company Stock Options and awards of Restricted Shares.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Excluded Party” means any Person, group of Persons or group that includes any Person (so long as such Person, together with all other members of such group, if any, who were members of such group or another group that included such Person immediately prior to the No-Shop Period Start Date, represent at least 50% of the equity financing of such group at all times following the No Shop Period Start Date and prior to the termination of this Agreement) from whom the Company or any of its Representatives has received, after the execution of this

Agreement and prior to the expiration of the Go-Shop Period (for the avoidance of doubt, not including during any Go-Shop Extension), a Takeover Proposal that the Board of Directors of the Company or any committee thereof determines, in good faith and after consultation with its financial advisor and outside legal counsel, constitutes or would reasonably be expected to lead to a Superior Proposal; provided, however, that any Person shall immediately and irrevocably cease to be an Excluded Party if, at any time after the No-Shop Period Start Date, the Takeover Proposal submitted by such Person is withdrawn or terminated or the Board of Directors of the Company (or any committee thereof) determines that such Takeover Proposal no longer is, or no longer would reasonably be expected to lead to, a Superior Proposal.  A Person or group shall cease to be an Excluded Party when the condition set forth in the parenthetical in the immediately preceding sentence is no longer satisfied with respect to such Person or group.

“Financing” means the Debt Financing and the Equity Financing.

“Fraud” means Delaware common law fraud of any Person in connection with the representations and warranties set forth in Article III and Article IV or the certificates delivered pursuant to Section 6.02(d) or Section 6.03(c), as applicable.

“GAAP” means generally accepted accounting principles in the U.S., consistently applied.

“Governmental Authority” means any government, court, regulatory or administrative agency, commission or authority or other legislative, regulatory, taxing, executive or judicial governmental entity (in each case including any self-regulatory organization) or arbitral body (public or private), whether federal, state or local, domestic, foreign or multinational.

“Healthcare Laws” means all Laws pertaining to the regulation of healthcare, entities that provide items or services directly or indirectly to, for, or on behalf of healthcare providers and suppliers or the payment or reimbursement for items or services rendered, provided, dispensed or furnished by healthcare providers or suppliers, including: (a) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Exclusions Law (42 U.S.C. § 1320a-7), the Physician Self-Referral Law, commonly known as the “Stark Law” (42 U.S.C. §§ 1395nn and 1396b), the civil False Claims Act (31 U.S.C. § 3729 et seq.), the Federal Criminal False Claims Act (18 U.S.C. §§ 287 and 1001), the Federal Program Fraud Civil Remedies Act (31 U.S.C. §§ 3801 et seq.), the False Statements Relating to Health Care Matters Law (18 U.S.C. § 1035), the Health Care Fraud Law (18 U.S.C. § 1347) and any regulations promulgated pursuant to such statutes, (b) Medicare (Title XVIII of the Social Security Act) and the regulations promulgated thereunder, (c) Medicaid (Title XIX of the Social Security Act) and the regulations promulgated thereunder, (d) TRICARE (10 U.S.C. § 1071 et seq.) and the regulations promulgated thereunder, (e) HIPAA and state health privacy, medical records, and medical information Laws, (f) the Patient Protection and Affordable Care Act (Pub. L. 111-148), as amended by the Health Care Education and Reconciliation Act (Pub. L. 111-152), and the regulations promulgated thereunder, (g) quality and safety Laws relating to the regulation, storage, provision or administration of, or payment for, healthcare items or services, including prescription products and controlled substances, (h) licensure Laws relating to the regulation, provision or administration of, or payment for, healthcare items or services and licensure Laws relating to the distribution, dispensing and possession of drugs and other healthcare products, including, without limitation the Federal Food, Drug and Cosmetic Act and the Federal Controlled Substances Act (21 U.S.C. §801 et seq.), the implementing regulations of each codified at Title 21, Code of Federal Regulations, and any analogous applicable state or local Laws, (i) any Laws and regulations of a Third-Party Payor Program, (j) federal, state, and local Laws and regulations relating to the practice of pharmacy, medication therapy management programs and services, including comprehensive medication reviews, targeted medication reviews, and communications with patients and beneficiaries, including communications regarding medications and refills, (k) all applicable Laws relating to the coding or, provision of, or billing or payment for, healthcare items or services or relating to healthcare information, (l) all applicable state and local Laws regulating fee splitting, licensing, reimbursement, kickbacks, timely repayment of overpayments, referrals, patient charges, recordkeeping, claim processing and medical record documentation requirements, (m) any analogous Laws imposed by any state or local jurisdiction, including any similar state or local fraud and abuse Laws governing the offer, payment, solicitation or receipt of any remuneration in exchange for a referral, furnishing, arranging for the furnishing, lease, purchase, order, or recommendation of any healthcare product or service and (n) each of clauses (a) through (m) as may be amended from time to time.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), as amended by the Health Information Technology for Economic and Clinical Health (HITECH) Act, together with all implementing regulations thereof, as amended.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property” means intellectual property rights, in each case in any jurisdiction throughout the world, including the following: (a) any patent or patent application, together with, all extensions, adjustments, renewals, divisionals, continuations, continuations-in-part, reissues and re-examinations thereof (collectively, “Patents”); (b) any trademark, service mark, trade dress, logo or other indicia of origin, together with the goodwill associated with any of the foregoing, and any application, registration or renewal thereof (collectively, “Trademarks”); (c) works of authorship whether or not copyrightable and copyrights (including rights in Software and databases) whether or not registered or sought to be registered (collectively, “Copyrights”); (d) any internet domain name and registrations thereof (“Domain Name”); (e) any trade secret, confidential know-how or other confidential and proprietary information (collectively, “Trade Secrets”); (f) social media accounts, identifiers, and designations; and (g) any and all registrations and applications for registration relating to any of the foregoing.

“Intervening Event” means any event, development, change, effect or occurrence with respect to the Company and its Subsidiaries, taken as a whole, that, irrespective of when such event, development, change, effect or occurrence occurred, was not known or reasonably foreseeable by the Board of Directors of the Company (or if known, the consequences of which were not known or reasonably foreseeable (with respect to magnitude or material consequences) to the Board of Directors of the Company as of the date of this Agreement) as of or prior to the date of this Agreement, which event, development, change, effect or occurrence becomes known to the Board of Directors of the Company prior to the Company Stockholders’ Meeting; provided that, for the avoidance of doubt, the fact in and of itself that the Company meets or exceeds projections, forecasts or estimates for any period, or any changes in and of themselves in the price of the Company Common Stock or the trading volume thereof after the date of this Agreement, shall not be taken into account in determining the existence of an Intervening Event (provided, however, that such fact shall not prevent the underlying causes thereof or contributors thereto from being taken into account in determining the existence of an Intervening Event).

“IRS” means the Internal Revenue Service.

“IT Assets” means computer and other information technology systems, including hardware, Software, computer systems, databases and documentation, reference and resource materials relating thereto.

“Knowledge” means (i) with respect to the Company, the actual knowledge after reasonable inquiry of the individuals listed on Section 8.12 of the Company Disclosure Letter and (ii) with respect to Parent or Merger Sub, the actual knowledge after reasonable inquiry of any of the officers or directors of Parent or Merger Sub.

“Leased Real Property” means any real property that is leased, subleased, sub-subleased or licensed by the Company or any of its Subsidiaries from any third party (in each case whether as tenant, sublandlord, subtenant or by other occupancy arrangement).

“Material Adverse Effect” means any effect, change, fact, circumstance, development, event or occurrence that, individually or in the aggregate (a) would, or would reasonably be expected to, prevent or materially delay, interfere with, hinder or impair the consummation by the Company of the Merger Transactions in accordance with the terms hereof or (b) has had, or would be reasonably expected to have, a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries taken as a whole; provided, however, that, in the case of clause (b) only, none of the following, and no effect, change, fact, circumstance, development, event or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred, is continuing or would reasonably be expected to occur: any effect, change, fact, circumstance, development, event or occurrence (A) generally affecting the industry in which the Company and its Subsidiaries operate or the economy, credit, financial or capital markets, in the U.S. or elsewhere in the world, including changes in interest or exchange rates, monetary policy or inflation, or (B) to the extent arising out of, resulting from or attributable to (1) changes in Law or in GAAP, or any changes in the interpretation or enforcement of any of the foregoing, in each case, after the date of this Agreement, or any changes in general legal, regulatory, political or social conditions after the date of this Agreement, (2) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transactions (other than for purposes of any representation or warranty contained in Sections 3.03(d) and 3.04 or the condition to closing in Section 6.02(a) as it relates to any such representation or warranty), including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, or any litigation arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Merger Transactions, (3) acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism, (4) earthquakes, fires, floods, hurricanes, tornados or other natural disasters, weather-related events, casualty events or other force majeure events, (5)(x) any action taken by the Company or its Subsidiaries that is required by this Agreement, (y) any action taken (or omitted to be taken) with Parent’s written consent or at Parent’s written request or (z) the failure to take any action by the Company or its Subsidiaries if that action is prohibited by this Agreement (provided that clause (z) shall not apply to any action omitted to be taken pursuant to Section 5.01 unless the Company has requested to take an action that is prohibited by Section 5.01 and Parent has unreasonably withheld, delayed or conditioned its written consent to such action), (6) any change or prospective change in the Company’s credit ratings, (7) any decline in the market price, or change in trading volume, of the shares of the Company, (8) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (6), (7) and (8) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (A) and clauses (B)(1) through (8)) is a Material Adverse Effect) or (9) any epidemic, pandemic or disease outbreak (including COVID-19) or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations thereof following the date of this Agreement; provided further, however, that any effect, change, fact, circumstance, development, event or occurrence referred to in clause (A) or clauses (B)(1), (3), (4) or (9) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such effect, change, fact, circumstance, development, event or occurrence has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).

“Merger Transactions” means, collectively, the transactions contemplated by this Agreement, including the Merger, but excluding, in any event, the Financing.

“Open Source Software” means any computer Software program whose source code is published and made available under a license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation).

“Owned Company Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Parent Material Adverse Effect” means any effect, change, fact, circumstance, development, event or occurrence that, individually or in the aggregate, would, or would reasonably be expected to, prevent or materially delay, interfere with, hinder or impair the consummation by Parent or Merger Sub of any of the Transactions in accordance with the terms hereof.

“Patent” is defined in the definition of Intellectual Property.

“Permitted Encumbrances” means (i) easements, rights-of-way, encroachments, restrictions, conditions and other similar non-monetary Encumbrances of record affecting title to such real property which, individually or in the aggregate, do not and would not reasonably be expected to materially impair the use, utility or value of the applicable real property or otherwise materially impair the present or reasonably contemplated business operations at such location, (ii) zoning, entitlement, building and other land use regulations regulating the use or occupancy of such real property or activities conducted thereon imposed by Governmental Authorities having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon, (iii) statutory Encumbrances for Taxes not yet due and payable or the amount or validity of which are being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (iv) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Encumbrances granted or which arise in the ordinary course of business for amounts which are not yet due and payable, (v) Encumbrances arising under or with respect to any original purchase price conditional sales contract entered into in the ordinary course of business and not in violation of this Agreement, (vi) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws or similar legislation or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business, (vii) non-exclusive licenses granted to customers in the ordinary course of business, (viii) Encumbrances discharged at or prior to the Effective Time and (ix) such other Encumbrances that do not materially detract from the value of or materially impair the existing use of the asset or property affected by such Encumbrance or imperfection.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.

“Personal Information” means (i) all information or data that identifies or could reasonably identify, directly or indirectly, a particular natural individual, or (ii) “personally identifiable information”, “personal information”, “individually identifiable health information”, “personal data” or similar terms as defined under applicable Privacy Laws.

“Registered Company Intellectual Property” means all Patent registrations and applications therefor, Trademark registrations and applications therefor, Copyright registrations and applications therefor and Domain Name registrations included in the Owned Company Intellectual Property.

“Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Affiliates and other representatives.

“Software” means all (i) computer programs, including all software implementations of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, and (ii) developer documentation relating to any of the foregoing.

“Subsidiary”, when used with respect to any Person, means (i) any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person or (ii) of which such Person or one of its Subsidiaries is a general partner or managing member.

“Tax Returns” mean any reports, returns, information returns, filings, claims for refund or other information filed or required to be filed with a Governmental Authority in connection with Taxes, including any schedules or attachments thereto, and any amendments to any of the foregoing.

“Taxes” means all United States federal, state, local, and non-United States taxes, imposts, levies, withholdings or other like assessments or charges, in each case in the nature of a tax (including taxes based upon or measured by gross receipts, income, profits, sales, use or occupation and value added, ad valorem, transfer, franchise, withholding, payroll, employment, excise and property taxes) imposed by a Governmental Authority, together with all interest, penalties and additions imposed with respect to such amounts.

“Third-Party Payor Programs” means all third-party payor programs, including Medicare, Medicaid, TRICARE and any other federal, state or local health care programs, as well as managed care plans, private, non-governmental insurance, workers compensation programs, and administered self-funded employer or union plans.

“Trade Secret” is defined in the definition of Intellectual Property.

“Trademark” is defined in the definition of Intellectual Property.

“Transactions” means, collectively, the transactions contemplated by this Agreement, including the Merger and the Financing.

The following terms are defined on the page of this Agreement set forth after such term below:

Terms Not Defined in this Section 8.12	Section
Acceptable Confidentiality Agreement	5.02(g)
Action	3.07
Adverse Recommendation Change	5.02(e)
Agreement	Preamble
Alternative Financing	5.14(g)
Announcement	5.04
Appraisal Shares	2.08(a)
Balance Sheet Date	3.05(c)
Bankruptcy and Equity Exception	3.03(a)
Book-Entry Share	2.01(c)
Capitalization Date	3.02(a)
Certificate of Merger	1.03
Claim	5.06(c)
Closing	1.02

Closing Date	1.02
Commitment Letters	8.12(a)
Company	Preamble
Company 401(k) Plan	5.17
Company Acquisition Agreement	5.02(e)
Company Board Recommendation	Recitals
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company ESPP	2.05
Company Preferred Stock	3.02(a)
Company PSU	2.03(c)
Company Related Parties	7.03(c)
Company Rights	3.02(a)
Company RSU	2.03(c)
Company SEC Documents	3.05(a)
Company Securities	3.02(b)
Company Stock Option	2.03(c)
Company Stock Option Consideration	2.03(c)
Company Stockholder Approval	3.03(c)
Company Stockholders’ Meeting	5.13(b)
Company Termination Fee	7.03(a)
Confidentiality Agreement	5.05
Continuing Employees	5.07(a)
D&O Tail Policy	5.06(d)
Data Security Requirements	3.14(a)
DGCL	Recitals
Director RSU	2.03(b)
Director RSU Consideration	2.03(b)
DOJ	5.03(e)
DTC	2.02(b)(i)
Earned Bonus	5.07(d)
Effective Time	1.03
Environmental Laws	3.12
Equity Commitment Party	Recitals
Equity Commitment Parties	Recitals
Exchange Act	3.04
Exchange Fund	2.02(a)
Fee Letters	4.05(b)
Filed SEC Documents	Article III
Financing Uses	4.05(f)
FTC	5.03(e)
Goldman Sachs	3.20
Guarantee	4.06
Guarantor	Recitals
Guarantors	Recitals

Indebtedness	5.01(b)(v)
Indemnitee	5.06(a)
Indemnitees	5.06(a)
IP Contracts	3.13(c)
Judgment	3.07
Laws	3.08(a)
Malicious Code	3.14(c)
Material Contract	3.16(a)
Maximum Amount	5.06(d)
Merger	Recitals
Merger Consideration	2.01(c)
Merger Sub	Preamble
Merger Sub Stockholder Approval	Recitals
NASDAQ	3.04
No-Shop Period Start Date	5.02(b)
Outside Date	7.01(b)(i)
Parent	Preamble
Parent Related Parties	7.03(d)
Parent Termination Fee	7.03(b)
Paying Agent	2.02(a)
Permits	3.08(b)
Privacy Laws	3.14(a)
Proxy Statement	3.04
Restraints	6.01(a)
Restricted Share	2.03(e)
SEC	3.04
Secretary of State of Delaware	1.03
Securities Act	3.02(c)
Series A Preferred Stock	3.02(a)
Share Certificate	2.01(c)
Shareholder Rights Agreement	3.02(a)
Solvent	4.07
Superior Proposal	5.02(i)
Support Agreement	Recitals
Surviving Corporation	1.01
Takeover Law	3.19(b)
Takeover Proposal	5.02(h)
Top Customers	3.16(a)(xiv)
Top Vendors	3.16(a)(xiv)
Vested Company PSU	2.03(c)
Vested Company PSU Consideration	2.03(c)
Vested Company RSU	2.03(b)
Vested Company RSU Consideration	2.03(b)
WARN Act	3.11(d)

SECTION 8.13.  Fees and Expenses.  Whether or not the Transactions are consummated, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise expressly set forth in this Agreement.

SECTION 8.14.  Performance Guaranty.  Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, terms, conditions and undertakings of Merger Sub under this Agreement in accordance with the terms hereof, including any such obligations, covenants, terms, conditions and undertakings that are required to be performed, discharged or complied with following the Effective Time by the Surviving Corporation.  Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

SECTION 8.15.  Interpretation.  (a)  When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein”, “hereto” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The words “date hereof” when used in this Agreement shall refer to the date of this Agreement.  The terms “or”, “any” and “either” are not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  The word “will” shall be construed to have the same meaning and effect as the word “shall”.  The words “made available to Parent” and words of similar import refer to documents (x) posted to the “Locke” electronic datasite hosted by Datasite on behalf of the Company at least one Business Day prior to the execution of this Agreement or (y) included in the Filed SEC Documents.  The words “ordinary course of business” (or phrases of similar import), when used in this Agreement, shall be deemed to include actions taken or omitted to be taken by the Company or a Subsidiary of the Company in the ordinary course of such Person’s business consistent with past practice (including, for the avoidance of doubt, with respect to quantity and frequency).  All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP.  All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any statute defined or referred to herein or in any agreement or instrument that is referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  References herein to any statute includes all rules and regulations promulgated thereunder.  Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the U.S. References to a Person are also to its permitted assigns and successors.

(b)  The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

SECTION 8.16.  Non-Recourse; Release.  Notwithstanding anything to the contrary contained herein, each Company Related Party and Parent Related Party (other than Parent, Merger Sub and their respective Affiliates in respect of rights, claims, or causes pursuant to the Debt Commitment Letter) waives any rights or claims against any Debt Financing Source in its capacity as a Debt Financing Source in connection with this Agreement, the Debt Commitment Letter and the Debt Financing or any of the transactions contemplated hereby or thereby, agrees not to commence any Action against any Debt Financing Source in its capacity as the same in connection with this Agreement, the Debt Commitment Letter or the Debt Financing or any of the transactions contemplated hereby or thereby, and agrees to cause any such Action asserted against a Debt Financing Source to the extent asserted by the Company Related Parties against a Debt Financing Source acting in its capacity as the same in connection with this Agreement, the Debt Commitment Letter or the Debt Financing or any of the transactions contemplated hereby or thereby to be dismissed or otherwise terminated.  In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that no Debt Financing Source shall have liability for any claims or damages to any Company Related Party or Parent Related Party (other than the Parent, Merger Sub and their respective Affiliates in respect of any rights, claims or causes pursuant to the Debt Commitment Letter) in its capacity as a Debt Financing Source in connection with this Agreement, the Debt Commitment Letter or the Debt Financing or the transactions contemplated hereby or thereby, whether at law, in equity, in contract, in tort or otherwise, in each case, whether arising, in whole or in part, out of comparative, contributory or sole negligence by any Debt Financing Source or otherwise.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

LOCKE BUYER, LLC,

By:	/s/ Christopher F. Corey
	Name:	Christopher F. Corey
	Title:	Vice President and Secretary

LOCKE MERGER SUB, INC.,

By:	/s/ Christopher F. Corey
	Name:	Christopher F. Corey
	Title:	Vice President and Secretary

TABULA RASA HEALTHCARE, INC.

By:	/s/ Brian W. Adams
	Name:	Brian W. Adams
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]